Exhibit 99.1

BioNTech COVID-19
vial contains 5 doses of
use. Contains no
Emergency Use
USE.
hours after dilution when
25°C (35 to 77°F).
and time.

BioNTech SE
Quarterly Report of BioNTech SE for the Three And Nine Months Ended September 30, 2022

Exhibit 99.1
Unaudited Interim Condensed Consolidated Financial Statements
Operating and Financial Review and Prospects

Operating Results	24
Liquidity and Capital Resources	47
Risk Factors	52

Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Profit or Loss

		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
(in millions, except per share data)	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Commercial revenues	3	€3,394.8	€6,040.1	€12,923.3	€13,348.1
Research & development revenues	3	66.4	47.2	109.0	96.1
Total revenues		€3,461.2	€6,087.3	€13,032.3	€13,444.2

Cost of sales	4.1	(752.8)	(1,211.4)	(2,811.5)	(2,328.3)
Research and development expenses	4.2	(341.8)	(260.4)	(1,027.2)	(677.7)
Sales and marketing expenses		(12.8)	(10.5)	(44.9)	(32.5)
General and administrative expenses	4.3	(141.0)	(68.2)	(361.8)	(154.9)
Other operating expenses	4.4	(285.1)	(26.4)	(594.6)	(27.3)
Other operating income	4.5	459.8	213.1	1,157.5	360.6
Operating income		€2,387.5	€4,723.5	€9,349.8	€10,584.1

Finance income	4.6	60.9	26.6	448.5	51.4
Finance expenses	4.7	(4.3)	(82.7)	(16.8)	(303.0)
Profit before tax		€2,444.1	€4,667.4	€9,781.5	€10,332.5

Income taxes	5	(659.2)	(1,456.4)	(2,625.8)	(3,206.2)
Profit for the period		€1,784.9	€3,211.0	€7,155.7	€7,126.3

Earnings per share
Basic profit for the period per share		€7.43	€13.14	€29.47	€29.22
Diluted profit for the period per share		€6.98	€12.35	€27.70	€27.46
The accompanying notes form an integral part of these interim consolidated financial statements.

Interim Condensed Consolidated Statements of Comprehensive Income

		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
(in millions)	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit for the period		€1,784.9	€3,211.0	€7,155.7	€7,126.3

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		10.9	2.9	24.4	6.3
Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		€10.9	€2.9	€24.4	€6.3

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods, net of tax
Remeasurement loss on defined benefit plans		—	—	(0.1)	—
Net other comprehensive loss that will not be reclassified to profit or loss in subsequent periods		€—	€—	€(0.1)	€—

Other comprehensive income / (loss) for the period, net of tax		€10.9	€2.9	€24.3	€6.3

Comprehensive income for the period, net of tax		€1,795.8	€3,213.9	€7,180.0	€7,132.6
The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Financial Position

		September 30,	December 31,
(in millions)		2022	2021
Assets	Note	(unaudited)
Non-current assets
Intangible assets		€226.2	€202.4
Property, plant and equipment		488.5	322.5
Right-of-use assets		272.0	197.9
Other financial assets	6	52.8	21.3
Other assets		1.1	0.8
Deferred expenses		7.5	13.6
Deferred tax assets	5	343.7	—
Total non-current assets		€1,391.8	€758.5
Current assets
Inventories	7	294.8	502.5
Trade and other receivables	6	7,309.4	12,381.7
Other financial assets	6	4.8	381.6
Other assets		162.7	64.9
Income tax assets		0.4	0.4
Deferred expenses		73.0	48.5
Cash and cash equivalents		13,423.7	1,692.7
Total current assets		€21,268.8	€15,072.3
Total assets		€22,660.6	€15,830.8

Equity and liabilities
Equity
Share capital	8	248.6	246.3
Capital reserve	8	1,050.4	1,674.4
Treasury shares	8	(10.3)	(3.8)
Retained earnings		16,554.3	9,882.9
Other reserves	9	523.3	93.9
Total equity		€18,366.3	€11,893.7
Non-current liabilities
Loans and borrowings	6	237.0	171.6
Other financial liabilities	6	6.1	6.1
Income tax liabilities	5	8.0	4.4
Provisions	10	7.3	184.9
Contract liabilities		53.8	9.0
Other liabilities		17.4	12.8
Deferred tax liabilities		7.0	66.7
Total non-current liabilities		€336.6	€455.5
Current liabilities
Loans and borrowings	6	37.0	129.9
Trade payables	6	296.5	160.0
Other financial liabilities	6	686.9	1,190.4
Government grants		3.0	3.0
Refund liabilities		—	90.0
Income tax liabilities	5	1,387.5	1,568.9
Provisions	10	768.1	110.2
Contract liabilities	3	673.9	186.1
Other liabilities		104.8	43.1
Total current liabilities		€3,957.7	€3,481.6
Total liabilities		€4,294.3	€3,937.1
Total equity and liabilities		€22,660.6	€15,830.8
The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity

(in millions, unaudited)	Note	Share capital	Capital reserve	Treasury shares	Retained earnings	Other reserves	Total equity
As of January 1, 2021		€246.3	€1,514.5	€(4.8)	€(409.6)	€25.4	€1,371.8
Profit for the period		—	—	—	7,126.3	—	7,126.3
Other comprehensive income		—	—	—	—	6.3	6.3
Total comprehensive income		€—	€—	€—	€7,126.3	€6.3	€7,132.6
Issuance of share capital and treasury shares		—	162.6	1.0	—	—	163.6
Transaction costs		—	(2.7)	—	—	—	(2.7)
Share-based payments	9	—	—	—	—	46.2	46.2
As of September 30, 2021		€246.3	€1,674.4	€(3.8)	€6,716.7	€77.9	€8,711.5

As of January 1, 2022		€246.3	€1,674.4	€(3.8)	€9,882.9	€93.9	€11,893.7
Profit for the period		—	—	—	7,155.7	—	7,155.7
Other comprehensive income		—	—	—	—	24.3	24.3
Total comprehensive income		€—	€—	€—	€7,155.7	€24.3	€7,180.0
Issuance of share capital	8	0.5	67.1	—	—	—	67.6
Redemption of convertible note	6	1.8	233.2	—	—	—	235.0
Share repurchase program	8	—	(924.2)	(6.5)	—	—	(930.7)
Transaction costs		—	(0.1)	—	—	—	(0.1)
Dividends	8	—	—	—	(484.3)	—	(484.3)
Share-based payments	9	—	—	—	—	33.1	33.1
Deferred Taxes	5	—	—	—	—	372.0	372.0
As of September 30, 2022		€248.6	€1,050.4	€(10.3)	€16,554.3	€523.3	€18,366.3
The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in millions)	(unaudited)	(unaudited, restated)	(unaudited)	(unaudited, restated)
Operating activities
Profit for the period	€1,784.9	€3,211.0	€7,155.7	€7,126.3
Income taxes	659.2	1,456.4	2,625.8	3,206.2
Profit before tax	€2,444.1	€4,667.4	€9,781.5	€10,332.5
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	33.5	19.8	94.3	49.2
Share-based payment expense	59.7	23.1	81.7	62.4
Net foreign exchange differences	116.2	(194.2)	(222.3)	(295.5)
Loss on disposal of property, plant and equipment	0.2	—	0.4	0.4
Finance income	(7.7)	(0.6)	(226.5)	(1.2)
Finance expense	4.3	82.7	16.8	303.0
Movements in government grants	—	(20.8)	—	(109.6)
Net (gain) / loss on derivative instruments at fair value through profit or loss	(2.3)	24.9	82.3	24.9
Working capital adjustments:
Decrease / (increase) in trade and other receivables, contract assets and other assets	2,245.4	(3,343.9)	5,016.7	(10,095.4)
Decrease / (increase) in inventories	72.9	(88.0)	207.7	(329.3)
Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	565.9	332.9	760.3	1,153.9
Interest received	4.3	0.4	6.5	1.0
Interest paid	(4.3)	(2.2)	(16.5)	(6.1)
Income tax paid	(753.3)	(0.7)	(2,834.7)	(1.0)
Net cash flows from operating activities	€4,778.9	€1,500.8	€12,748.2	€1,089.2

Investing activities
Purchase of property, plant and equipment	(77.9)	(40.5)	(192.6)	(88.1)
Proceeds from sale of property, plant and equipment	0.4	0.2	0.4	1.4
Purchase of intangible assets and right-of-use assets	(4.7)	(0.8)	(26.2)	(12.5)
Purchase of financial instruments	(1.1)	—	(31.1)	—
(Investment) / proceeds from maturity of other financial assets	—	(367.0)	375.2	(367.0)
Net cash flows from / (used in) investing activities	€(83.3)	€(408.1)	€125.7	€(466.2)

Financing activities
Proceeds from issuance of share capital and treasury shares, net of costs	—	—	110.5	160.9
Proceeds from loans and borrowings	0.4	—	0.6	—
Repayment of loans and borrowings	—	(0.5)	(18.8)	(1.9)
Payments related to lease liabilities	(10.0)	(4.8)	(31.9)	(15.9)
Share repurchase program	(643.8)	—	(930.7)	—
Dividends	—	—	(484.3)	—
Net cash flows from / (used in) financing activities	€(653.4)	€(5.3)	€(1,354.6)	€143.1

Net increase in cash and cash equivalents	4,042.2	1,087.4	11,519.3	766.1
Change in cash and cash equivalents resulting from exchange rate differences	46.7	24.2	211.7	49.4
Cash and cash equivalents at the beginning of the period	9,334.8	914.1	1,692.7	1,210.2
Cash and cash equivalents at September 30	€13,423.7	€2,025.7	€13,423.7	€2,025.7
The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements. For more information regarding the restated periods see note 6.

Selected Explanatory Notes to the Unaudited Interim Condensed Consolidated Financial Statements
1Corporate Information
BioNTech SE is a limited company incorporated and domiciled in Germany. The registered office is located in Mainz, Germany (An der Goldgrube 12, 55131 Mainz). The accompanying unaudited interim condensed consolidated financial statements present the financial position and the results of operation of BioNTech SE and its subsidiaries and have been prepared on a going concern basis in accordance with the International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB. References to the “Company”, “BioNTech”, “Group”, “we”, “us” and “our” refer to BioNTech SE and its consolidated subsidiaries.
We are a fully integrated global biotechnology company specializing in the development of novel medicines at the intersection of immunology and synthetic biology. Since our founding in 2008, we have focused on harnessing the power of the immune system to address human diseases with unmet medical need and major health burden. Our fully-integrated model combines decades of research in immunology, translational drug discovery and development, a technology agnostic innovation engine, GMP manufacturing, and commercial capabilities to rapidly develop and commercialize potential vaccines and therapies to address a range of serious indications on a global scale. We have built a broad toolkit across multiple technology platforms, including a diverse range of potentially first-in-class therapeutic approaches. This includes mRNA vaccines, cell and gene therapies, targeted antibodies, small molecule immunomodulators, Ribologicals, and next generation immunomodulators.
In February 2022, BioNTech Innovation GmbH, Mainz, Germany, was established and is a wholly owned consolidated subsidiary of BioNTech SE.
In June 2022, at the Annual General Meeting, or AGM, our shareholders voted to reappoint Helmut Jeggle as a member of the Supervisory Board and appointed two additional Supervisory Board members, Prof. Dr. Anja Morawietz and Prof. Dr. Rudolf Staudigl. In a meeting following the AGM, the Supervisory Board re-elected Helmut Jeggle as its Chairman. All three members will serve in their roles until the 2026 AGM.
In July 2022, BioNTech BioNTainer Holding GmbH, Mainz, Germany, was founded and is a wholly owned consolidated subsidiary of BioNTech SE.
In August 2022, BioNTech Rwanda Ltd., Kigali, Rwanda, was founded and is a wholly owned subsidiary of BioNTech BioNTainer Holding GmbH, a wholly owned consolidated subsidiary of BioNTech SE.
In September 2022, BioNTech Idar-Oberstein Services GmbH, Idar-Oberstein, Germany, was founded and is a wholly owned consolidated subsidiary of BioNTech SE.
In September 2022, New Technologies Security and Services GmbH i.G. (in establishment), Mainz, Germany, was founded and is a wholly owned consolidated subsidiary of BioNTech SE.
Our unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022 were authorized for issuance in accordance with a resolution of the audit committee on November 4, 2022.
2Basis of Preparation, Significant Accounting Policies and further Accounting Topics
Basis of Preparation and Principles of Consolidation
The accompanying unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022 have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements and accompanying notes included in our Annual Report on Form 20-F as of and for the year ended December 31, 2021.
We prepare and present our unaudited interim condensed consolidated financial statements in Euros and round numbers to millions of Euros. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them and figures presented in the explanatory notes may not add up to the rounded arithmetic aggregations.
The unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022 include BioNTech SE and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Significant Accounting Judgments, Estimates and Assumptions
The preparation of the unaudited interim condensed consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. This includes but is not limited to the judgment described as “Pfizer Agreement Characteristics” in the notes to our audited consolidated financial statements as of and for the year ended December 31, 2021. In order to determine our share of the collaboration partner’s gross profits, we used certain information from the collaboration partner, including revenues from the sale of products, some of which is based on preliminary data shared between the partners. These estimated figures may change in future periods as we receive final data from our collaboration partner. Those changes in our share of the collaboration partner’s gross profit are recognized prospectively as a change in estimates. Our management continually evaluates judgments and estimates, including such related to the fair value measurement of derivatives, revenues and expenses. Management bases its judgments and estimates on parameters available when the unaudited interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Such changes are reflected in the assumptions when they occur.
Significant Accounting Policies
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of our audited consolidated financial statements as of and for the year ended December 31, 2021, except for income taxes which are accounted for using the expected annual tax rate in our unaudited interim condensed consolidated financial statements (see Note 5). Certain policies have been described further below due to the activities related to and the transactions occurred during the three and nine months ended September 30, 2022.
Foreign Exchange Forward Contracts
Effects from foreign exchange forward contracts are either shown as other operating income or expenses on a cumulative basis and might switch between those two positions during the year-to-date reporting periods.
Standards Applied for the First Time
The IFRS standards applied for the first time as of January 1, 2022, as disclosed in the notes to the audited consolidated financial statements as of and for the year ended December 31, 2021, had no impact on our unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022.
Revenue
We record revenues from product sales when there is a transfer of control of a product from us to the customer. We typically determine transfer of control based on when the product is shipped or delivered and title passes to the customer. For certain contracts, the finished product may temporarily be stored at our location under a bill-and-hold arrangement. Revenue is recognized on bill-and-hold arrangements at the point in time when the customer obtains control of the product and all of the following criteria have been met: the arrangement is substantive; the product is identified separately as belonging to the customer; the product is ready for physical transfer to the customer; and we do not have the ability to use the product or direct it to another customer. In determining when the customer obtains control of the product, we consider certain indicators, including whether title and significant risks and rewards of ownership have transferred to the customer and whether customer acceptance has been received.
Cash & Cash Equivalents
Cash and cash equivalents comprise cash at banks and on hand and short-term investments we consider to be highly liquid (including deposits and money market funds) with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. Deposits with an original maturity of more than three months are recognized as other financial assets.

Share Repurchase Program
We apply the par value method to our repurchases of outstanding American Depositary Shares, or ADSs. Accordingly, the nominal value of such acquired treasury shares is deducted from equity shown in a separate category, Treasury Shares. Any premium paid in excess of the nominal value of a repurchased ADS is deducted from capital reserves. On the trade date, we recognize a liability and on the settlement date, we settle in cash. We recognize as profit or loss the foreign exchange differences that may occur between trade and settlement date.
Operational Impacts of COVID-19
As we advance our clinical programs, we are in close contact with our principal investigators and clinical sites, and are assessing the impact on the clinical trials, expected timelines and costs on an ongoing basis. For certain programs, including BNT111, BNT113, BNT122, BNT141 and BNT142 (RiboMabs), BNT151 and BNT152/153 (RiboCytokines) and BNT161 (Influenza), delays in the commencement of trials were experienced, due to slowed patient enrollment and other delays as a result of the COVID-19 pandemic. After several months of delay to focus efforts on our COVID-19 vaccine in 2020, in 2021 we started four Phase 2 clinical trials: two for our FixVac product candidates BNT111 and BNT113, one each for our iNeST program BNT122 as well as for our bispecific antibody program BNT311. In addition, we have started multiple Phase 1 clinical trials in 2021 and 2022 that include product candidates for BNT211 (CARVac), BNT221 (NEO-PTC-01, a neoantigen-based T-cell therapy), BNT151 and BNT152+153 (RiboCytokines), BNT116 (FixVac), BNT141 (RiboMab) and BNT142 (RiboMab). The delays, even though they were temporary, may negatively impact our operations and overall business by delaying further progress of these clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be negatively impacted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness. Such factors were evaluated and considered when preparing these unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022. We will continue to evaluate observed and potential effects of the COVID-19 pandemic.
Operational Impacts of Gas Supply Situation
We continue to monitor the natural gas supply situation as part of our regular business continuity management and continue to evaluate possible additional energy supply measures. We have evaluated our ongoing mitigation efforts to ensure business continuity in light of potential energy supply issues in Europe and elsewhere worldwide. Our manufacturing supply chain remains stable, and we do not anticipate energy-related disruptions. Our commercial production of our COVID-19 vaccine continues to run on natural gas, but we expect that it could be powered by alternative fuel sources without interruption, if needed. According to our most recent information and analyses, commercial mRNA manufacturing in our facilities is not expected to be impacted by a natural gas shortage, such as the current one. Nonetheless, we cannot predict with certainty the impact that a continuing or more severe natural gas shortage would have on our operations. Our R&D and clinical development activities continue to be dependent on gas, and we continue to put measures in place to mitigate related risks. We continue to evaluate the impact to our partners, including Pfizer, suppliers and other service providers.

3Revenues from Contracts with Customers
Disaggregated information on revenues
Set out below is the disaggregation of our revenues from contracts with customers:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Commercial revenues	€3,394.8	€6,040.1	€12,923.3	€13,348.1
COVID-19 vaccine revenues	3,378.1	6,021.6	12,883.9	13,303.2
Sales to collaboration partners(1)	259.4	312.3	1,470.9	514.3
Direct product sales to customers	564.5	1,350.8	2,284.6	2,586.2
Share of collaboration partners' gross profit and sales milestones	2,554.2	4,358.5	9,128.4	10,202.7
Other sales	16.7	18.5	39.4	44.9
Research & development revenues from collaborations	€66.4	€47.2	€109.0	€96.1
Total	€3,461.2	€6,087.3	€13,032.3	€13,444.2
(1)    Represents sales to our collaboration partners of products manufactured by us.
Commercial Revenues
During the three and nine months ended September 30, 2022 and 2021, commercial revenues were recognized from the supply and sales of our COVID-19 vaccine worldwide. We are the marketing authorization holder in the United States, the European Union, the United Kingdom, Canada and other countries, and holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer Inc., or Pfizer) and other countries; submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are ongoing. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Turkey. Shanghai Fosun Pharmaceutical (Group) Co., Ltd, or Fosun Pharma, has marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.
Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and our COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. During the three and nine months ended September 30, 2022, we recognized €259.4 million and €1,470.9 million of revenues, respectively, from selling drug product batches manufactured by us to our partners. During the comparative periods, three and nine months ended September 30, 2021, the revenues derived from sales to collaboration partners amounted to €312.3 million and €514.3 million were recognized, respectively.
By supplying our territories during the three and nine months ended September 30, 2022, we recognized €564.5 million and €2,284.6 million of revenues, respectively, from direct COVID-19 vaccine sales in our territory. During the comparative periods, three and nine months ended September 30, 2021, recognized revenues derived from those sales amounted to €1,350.8 million and €2,586.2 million, respectively. The share of gross profit that we owe our collaboration partner Pfizer based on our sales is recognized as cost of sales. During the three months ended September 30, 2022 an upfront payment of €593.1 million became due and was recognized as current contract liability in our unaudited interim condensed consolidated statements of financial position.
Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit which represents a net figure and is recognized as collaboration revenues during the commercial phase together with sales milestones that are recorded once the underlying thresholds are met. During the three months ended September 30, 2022, €2,554.2 million gross profit share was recognized as revenues. During the comparative period, three months ended September 30, 2021, €4,189.9 million gross profit share and €168.6 million of sales milestones were recognized as revenues. During the nine months ended September 30, 2022, €9,128.4 million of gross profit share were recognized. During the comparative period, nine months ended September 30, 2021, €9,786.9 million of gross profit share and €415.8 million of sales milestones were recognized as revenues. In order to determine our share of our collaboration partners’ gross profits, we used certain information from the collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available. The true-up recognized prospectively during the three and nine months ended September 30, 2022 and 2021, with respect to the previous period, was not material.

Research & Development Revenues from Collaborations
During the three and nine months ended September 30, 2022 and 2021, research and development revenues were mainly derived from our collaborations with Pfizer, Genentech Inc., or Genentech, and Sanofi S.A, or Sanofi. In addition, during the nine months ended September 30, 2022, we entered into a new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV).
Revenues from contracts with customers were recognized as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Timing of revenue recognition
Goods and services transferred at a point in time	€839.0	€1,677.1	€3,790.0	€3,138.7
Goods and services transferred over time	68.0	51.7	113.9	102.8
Revenue recognition applying the sales-based or usage-based royalty recognition constraint model(1)	2,554.2	4,358.5	9,128.4	10,202.7
Total	€3,461.2	€6,087.3	€13,032.3	€13,444.2
(1)    Represents sales based on the share of the collaboration partners' gross profit and sales milestones.
4Income and Expenses
4.1Cost of Sales
The cost of sales recognized during the three and nine months ended September 30, 2022 and 2021 are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Cost of sales related to COVID-19 vaccine revenues	€737.8	€1,194.8	€2,779.4	€2,290.1
Cost related to other sales	15.0	16.6	32.1	38.2
Total	€752.8	€1,211.4	€2,811.5	€2,328.3
4.2Research and Development Expenses
The research and development expenses recognized during the three and nine months ended September 30, 2022 and 2021 are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Purchased services	€—	€160.8	€361.4	€402.6
Laboratory supplies	191.3	10.2	297.0	38.1
Wages, benefits and social security expense	122.8	70.0	279.1	185.7
Depreciation and amortization	13.6	8.5	36.0	23.1
Other	14.1	10.9	53.7	28.2
Total	€341.8	€260.4	€1,027.2	€677.7

4.3General and Administrative Expenses
The general and administrative expenses recognized during the three and nine months ended September 30, 2022 and 2021 are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Wages, benefits and social security expense	€37.8	€22.5	€108.3	€53.9
Purchased services	38.7	14.6	103.6	38.1
IT and office equipment	23.7	6.3	57.5	14.3
Insurance premiums	17.7	14.7	32.2	23.4
Other	23.1	10.1	60.2	25.2
Total	€141.0	€68.2	€361.8	€154.9
4.4Other Operating Expenses
The other operating expenses recognized during the three and nine months ended September 30, 2022 and 2021 are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Loss on derivative instruments at fair value through profit or loss	€282.7	€24.9	€581.7	€24.9
Other	2.4	1.5	12.9	2.4
Total	€285.1	€26.4	€594.6	€27.3
The loss on derivative instruments at fair value through profit or loss related to foreign exchange forward contracts that did not qualify for hedge accounting (see Note 6).
4.5Other Operating Income
The other operating income recognized during the three and nine months ended September 30, 2022 and 2021 is shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Foreign exchange differences, net	€449.1	€190.3	€1,090.1	€265.4
Government grants	0.2	20.9	0.2	88.9
Other	10.5	1.9	67.2	6.3
Total	€459.8	€213.1	€1,157.5	€360.6
The foreign exchange differences included in operating income primarily arose from valuing our U.S. dollar denominated trade receivables which mainly resulted from our COVID-19 collaboration with Pfizer, compensated by the foreign exchange rate effects of our U.S. dollar denominated trade payables as well as our U.S. dollar denominated other financial liabilities which mainly resulted from obligations incurred from our license agreements.

4.6Finance Income
The finance income recognized during the three and nine months ended September 30, 2022 and 2021 is shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Foreign exchange differences, net	€53.2	€26.0	€222.0	€50.2
Interest income	7.7	0.6	9.7	1.2
Fair value adjustments of financial instruments measured at fair value	—	—	216.8	—
Total	€60.9	€26.6	€448.5	€51.4
The foreign exchange differences included in finance income primarily arose from valuing our U.S. dollar denominated cash and cash equivalents.
The fair value adjustments were derived from remeasuring the derivative embedded in our convertible note (see Note 6) and are reflecting the change in the derivative's fair value related to the equity investment of Pfizer mainly derived from our share price development between contract signing and closing (see Note 8).
4.7Finance Expenses
The finance expenses recognized during the three and nine months ended September 30, 2022 and 2021 are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Interest expenses related to financial assets	€2.5	€—	€10.8	€—
Interest expenses related to lease liabilities	1.7	0.8	3.3	2.0
Amortization of financial instruments	0.1	0.4	2.7	7.6
Fair value adjustments of financial instruments measured at fair value	—	81.5	—	293.4
Total	€4.3	€82.7	€16.8	€303.0
The fair value adjustments were derived from remeasuring the derivative embedded in our convertible note (see Note 6).
5Income Tax
For the nine months ended September 30, 2022 and 2021, income taxes were calculated based on the best estimate of the weighted average annual income tax rates expected for the full financial years (estimated annual effective income tax rates) on ordinary income before tax plus the tax effect of any discrete items. For the nine months ended September 30, 2022 and 2021, our effective income tax rates were approximately 26.8% and 31.0%, respectively. The effective income tax rate decreased in part due to average trade tax rates in Mainz, Marburg and Idar-Oberstein decreasing from 2022 onward. During the three and nine months ended September 30, 2022, current income taxes were recognized with respect to the German tax group. Deferred tax effects were recognized with respect to identified discrete items. In addition, the non-tax effective fair value measurement of the convertible note was considered as permanent difference for the nine months ended September 30, 2022. As of September 30, 2022, we continue to maintain a valuation allowance against deferred tax assets of our U.S. tax group as there is not sufficient probability in terms of IAS 12 that there will be future taxable profits available against which the unused tax losses and temporary differences can be utilized.
On November 15, 2018, we established a share option program pursuant to which we were permitted to grant selected employees and our Management Board options to receive shares in the Company. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered the participants a certain number of rights, or Option Rights, subject to their explicit acceptance. Grants under the ESOP took place from November 2018 until December 2019. An exercise of Option Rights in accordance with the terms of the ESOP gives a participant the right to obtain shares against payment of the exercise price. By way of an updated decision of the Supervisory Board at the end of September 2022 compared to the initial settlement mechanism, an ESOP settlement may be made by delivery to the participant of such number of ADSs equal to the net value of the exercised Option Rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The respective number of ADS shall be settled with ADS acquired in the course of the share repurchase program. The applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise are paid in cash directly to the respective authorities. Tax expenses on the settlement are only recognized once the Option Rights have been exercised. The updated decision of the Supervisory Board on the settlement mechanism of Option Rights end of September 2022 led based on IAS 12 to a deferred tax asset in the total amount of €395.2 million as of September 30, 2022. Thereof a deferred tax asset in the amount of €23.2 million is recognized as income taxes in our unaudited interim condensed consolidated statements of profit or loss to the extend expenses have been recognized with an effect of profit and loss in the past. In accordance with IAS 12.68c the remainder in the amount of €372.0 million is recognized directly in equity with in as other reserves in our unaudited interim condensed consolidated statements of changes in stockholders’ equity.
The income taxes recognized during the three and nine months ended September 30, 2022 and 2021 are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Current income taxes	€724.3	€1,368.5	€2,657.2	€3,120.6
Deferred taxes	(65.1)	87.9	(31.4)	85.6
Income taxes	€659.2	€1,456.4	€2,625.8	€3,206.2
6Financial Assets and Financial Liabilities
Financial Assets
Set out below is an overview of financial assets, other than cash and cash equivalents, held as of September 30, 2022 and December 31, 2021.

(in millions)	September 30, 2022	December 31, 2021
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	€0.5	€5.7
Equity instruments designated at fair value through OCI
Non-listed equity investments	46.5	19.5
Financial assets at amortized cost
Trade and other receivables	7,309.4	12,381.7
Cash deposit with an original term of six months	—	375.2
Other financial assets	10.6	2.5
Total	€7,367.0	€12,784.6
Total current	7,314.2	12,763.3
Total non-current	52.8	21.3
Equity Instruments Designated at Fair Value through Other Comprehensive Income
Equity investments generally are made in conjunction with our existing commercial partnerships. In accordance with IFRS 9 we elected to present gains and losses on our equity investments in other comprehensive income to avoid fluctuation to be disclosed in our unaudited interim condensed consolidated statements of profit or loss. During the nine months ended September 30, 2022, no material gains and losses on our equity investments have occurred.
Financial Assets at Amortized Cost
Trade and other receivables significantly decreased and predominantly comprise trade receivables from our COVID-19 collaboration with Pfizer as well as our direct product sales to customers in our territory. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s fiscal quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt. Consequently, as of September 30, 2022, our trade receivables included trade receivables which related to the gross profit share for the second and third quarter of 2022. The payment settling our gross profit share for the second quarter of 2022 (as defined by the contract) was received from our collaboration partner in October 2022, subsequent to the end of the reporting period. Of our trade receivables outstanding as of September 30, 2022, we collected €3,185.9 million in cash as of October 15, 2022.
Cash deposits with an original term of more than three months are presented as other financial assets. Within our interim condensed consolidated financial statements as of, and for the three and nine months ended, September 30, 2021, cash deposits in an amount of €367.0 million with a term of six months at inception had been classified as cash and cash equivalents. The presentation of these deposits as other financial assets rather than as cash and cash equivalents in the consolidated statements of financial position as of December 31, 2021 and in the cash flow used in investing activities in our unaudited interim condensed consolidated statements of cash flows for the comparative periods presented was restated accordingly.
Financial Liabilities
Set forth below is an overview of financial liabilities, other financial liabilities and trade payables held as of September 30, 2022 and December 31, 2021.

Loans and borrowings
(in millions)	September 30, 2022	December 31, 2021
Lease liabilities	€272.1	€181.6
Convertible note – host contract(1)	—	99.7
Loans and borrowings	1.9	20.2
Total	€274.0	€301.5
Total current	37.0	129.9
Total non-current	237.0	171.6
(1)    The convertible note was fully redeemed by exercising our early redemption option as of March 1, 2022, the redemption date.

Other financial liabilities
(in millions)	September 30, 2022	December 31, 2021
Derivatives not designated as hedging instruments
Convertible note – embedded derivative(1)	€—	€308.7
Foreign exchange forward contracts	140.1	63.0
Financial liabilities at fair value through profit or loss
Contingent consideration	6.1	6.1
Total financial liabilities at fair value	€146.2	€377.8

Trade payables and other financial liabilities at amortized cost, other than loans and borrowings
Trade payables	296.5	160.0
Other financial liabilities	546.8	818.7
Total trade payables and other financial liabilities at amortized cost, other than loans and borrowings	€843.3	€978.7

Total other financial liabilities	€989.5	€1,356.5
Total current	983.4	1,350.4
Total non-current	6.1	6.1
(1)    The convertible note was fully redeemed by exercising our early redemption option as of March 1, 2022, the redemption date.

Total financial liabilities
(in millions)	September 30, 2022	December 31, 2021
Loans and borrowings	€274.0	€301.5
Other financial liabilities	989.5	1,356.5
Total	€1,263.5	€1,658.0
Total current	1,020.4	1,480.3
Total non-current	243.1	177.7
Loans and Borrowings and Derivatives Not Designated as Hedging Instrument
Convertible Note
In February 2022, we gave notice to a fund associated with Temasek Capital Management Pte. Ltd., or Temasek, of the exercise of our early redemption option and the full redemption of our convertible note as of March 1, 2022, the redemption date. As of the redemption date, the conversion features provided for in the contract initially identified as a combined embedded derivative were finally measured at fair value through profit and loss and recognized as finance income in our unaudited interim condensed consolidated statements of profit or loss (see Note 4.6). During April 2022, the early redemption was fulfilled by issuing the number of our ordinary shares calculated pursuant to the early redemption provisions of the convertible note (see Note 8), plus paying a fractional share and accrued but unpaid interest up to (but excluding) the redemption date.
Foreign Exchange Forward Contracts
Derivatives not designated as hedging instruments reflect the fair value of those foreign exchange forward contracts that were outstanding as of September 30, 2022 and were entered into to manage some of our transaction exposures. The foreign exchange forward contracts are intended to reduce the level of foreign currency risk related to trade receivables denominated in U.S. dollar. The fair value adjustments derived from remeasuring the foreign exchange forward contracts during the three and nine months ended September 30, 2022 were recognized as other operating expenses in our unaudited interim condensed consolidated statements of profit or loss (see Note 4.4).
Other Financial Liabilities at Amortized Cost
Other financial liabilities comprises mainly obligations incurred from our license agreements.
Risk Management Activities
No changes have occurred regarding our risk management activities as disclosed in the notes to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2021.
Fair Values
Fair values of cash and cash equivalents, trade receivables, trade payables, and other current financial assets and liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
The fair values of financial instruments measured at fair value are reassessed on a quarterly basis. The money market funds, or MMFs, which are recognized as cash and cash equivalents in the amount of €4,492.8 million as of September 30, 2022, are valued using quoted prices on the valuation date in active markets (Level 1). The change in the derivative's fair value related to the equity investment of Pfizer (see Note 8) was derived from our share price development between contract signing and closing (Level 1). As described above, as of the redemption date, the fair value of the derivative embedded in our convertible note was finally assessed by applying the Cox-Rubinstein binomial tree model which is based on significant observable inputs (Level 2) and described in further detail in Note 12 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2021. The foreign exchange forward contracts are valued using valuation techniques, which employ the use of foreign exchange spot and forward rates (Level 2). The fair values of non-listed equity investments are measured based on observable inputs e.g. based on multiple analyses (Level 2). The initial fair value of the contingent consideration determined at acquisition was based on cash flow projections (unobservable Level 3 input factors) and remains valid since no changes of the underlying performance criteria have occurred.

7Inventories
Set out below is an overview of inventories held as of September 30, 2022 and December 31, 2021.

(in millions)	September 30, 2022	December 31, 2021
Raw materials and supplies	€206.6	€248.3
Unfinished goods	77.4	84.5
Finished goods	10.8	169.7
Total	€294.8	€502.5
During three and nine months ended September 30, 2022, inventory write-offs and reserves related to our COVID-19 vaccine amounting to €138.4 million and €559.4 million, respectively, were recognized in cost of sales due to the switch from the BNT162b2 vaccine to an Omicron-adapted bivalent vaccine and further raw materials reserves. During the comparative periods, three and nine months ended September 30, 2021, inventory write-offs amounting to €88.0 million and €107.8 million, respectively, were recognized in cost of sales.
8Issued Capital and Reserves
In January 2022, we announced a new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV). In connection with this collaboration, Pfizer agreed to make an equity investment in us, acquiring 497,727 ordinary shares paying a total amount of €110.6 million. The issuance of 497,727 ordinary shares with the nominal amount of €0.5 million was registered with the commercial register (Handelsregister) on March 24, 2022. The equity investment which was issued in a foreign currency represents a derivative from the date of signing until the date of closing of the transaction. From the fair value measurement of this derivative €43.0 million were recognized in finance income in our unaudited interim condensed consolidated statements of profit or loss during the nine months ended September 30, 2022. At closing date, in February 2022, this derivative and the agreed investment amount were recognized in our capital reserve and, taking an increase in share capital of €0.5 million into account, led to a net increase of the capital reserve of €67.1 million in our unaudited interim condensed consolidated statements of financial position.
In March 2022, we redeemed our convertible note by exercising our early redemption option and reclassified the convertible note host contract as well as the embedded derivative which previously were recognized as separate financial liabilities into our capital reserve (see Note 6). In April 2022, the early redemption was fulfilled by issuing 1,744,392 ordinary shares. The nominal amount of €1.7 million was recorded in share capital and, finally, as a result of the transaction, the capital reserve increased by €233.2 million in our unaudited interim condensed consolidated statements of financial position. The declaratory registration with the commercial register (Handelsregister) was made on May 20, 2022.
In March 2022, our Management Board and Supervisory Board authorized a share repurchase program of American Depositary Shares, or ADSs, pursuant to which we may repurchase ADSs in the amount of up to $1.5 billion over the next two years. On May 2, 2022, the first tranche of our share repurchase program of ADSs, with a value of up to $1.0 billion, commenced. During the nine months ended September 30, 2022, 6,545,030 ADSs were repurchased at an average price of $144.44, for total consideration of $945.4 million (€930.7 million). As a result of these repurchases, treasury shares changed by €6.5 million and the capital reserve decreased by €924.2 million.
In June 2022, at the Annual General Meeting, our shareholders approved the proposed special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs), which led to an aggregate payment of €484.3 million.

9Share-Based Payments
Expenses Arising from Share-Based Payment Arrangements
During the three and nine months ended September 30, 2022 and 2021, the following share-based payment arrangements led to the expenses recognized for services received during the respective periods as shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Expense arising from equity-settled share-based payment arrangements	€11.7	€14.8	€36.7	€47.3
Employee Stock Ownership Plan	4.6	4.3	13.8	15.9
Chief Executive Officer Grant	0.9	1.7	2.7	5.0
Management Board Grant	0.6	0.7	3.3	1.6
BioNTech 2020 Employee Equity Plan for Employees Based Outside North America	5.6	8.1	16.9	24.8
(Income) / expense arising from cash-settled share-based payment arrangements	49.7	14.6	49.7	26.5
Employee Stock Ownership Plan	46.8	4.8	47.1	4.8
Management Board Grant	—	1.8	(1.2)	3.1
BioNTech Restricted Stock Unit Plan for North America Employees	2.9	8.0	3.8	18.6
Total	€61.4	€29.4	€86.4	€73.8

Cost of sales	0.5	1.9	2.0	5.5
Research and development expenses	52.7	17.1	69.7	48.0
Sales and marketing expenses	0.2	0.1	0.6	0.4
General and administrative expenses	8.0	10.3	14.1	19.9
Total	€61.4	€29.4	€86.4	€73.8
Changes in Share-Based Payment Arrangements
New share-based payment arrangements and material changes to arrangements that occurred during the three and nine months ended September 30, 2022 are shown below. A detailed description of our share-based payment arrangements is included in Note 17 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2021.
BioNTech 2020 Employee Equity Plan for Employees Based Outside North America (Equity-Settled)
In December 2020, we approved the BioNTech 2020 Employee Equity Plan for employees based outside North America, or the European Plan. Under the European Plan, Restricted Cash Units, or RSUs, are offered to our employees. Following the initial issuance of RSUs for the calendar year 2020 in what we refer to as the LTI 2020 program, and, for employees who did not participate in the ESOP, the LTI-plus program, as of the grant date in January 2022, the European Plan was implemented again for the calendar year 2021 by entering into award agreements with our employees, which we refer to as the LTI 2021 program. RSUs issued under the LTI 2021 program vest annually in equal installments after four years commencing in December 2021. As we have the ability to determine the method of settlement, the program was classified as equity-settled. The cost of the awards will be recognized over the service period, applying the graded vesting method.
Set out below is an overview of the RSUs granted and subsequent changes to RSUs outstanding during the nine months ended September 30, 2022.

	Restricted stock units	Weighted average fair value (€)
Outstanding under LTI 2020 and LTI-plus program as of January 1, 2022	614,427	78.61
Granted under LTI 2021 program	109,202	203.22
Forfeited	(13,192)	103.96
As of September 30, 2022	710,437	97.30
The fair value of the awards is based upon the price of our ADSs representing ordinary shares at grant date. A retention assumption is applied when estimating the number of equity instruments for which service conditions are expected to be satisfied and will be revised in case material differences arise. Ultimately, a true-up to the number satisfied until settlement date will be recorded.
Management Board Grant (partly Equity-Settled, partly Cash-Settled)
With effect as of March 1, 2022, the service agreement with Prof. Özlem Türeci, M.D. (Chief Medical Officer (CMO)) was renewed until May 31, 2025. With effect as of April 1, 2022, the service agreement with Sean Marett (Chief Business Officer (CBO) and Chief Commercial Officer (CCO)) was renewed until December 31, 2024. The short-term and long-term incentive compensation provided for by the extended term of the service agreements is in line with the provisions of the original terms and those of our other Management Board members as described in further detail in Note 17 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2021 and has been reflected when accounting for the share-based payment arrangements during the three and nine months ended September 30, 2022.
In May 2022, the allocation date, phantom options equivalent to the number of options the Management Board members would have been entitled to receive for the 2022 year were allocated under the Management Board Grant which led to a modification from equity-settled to cash-settled share-based payment arrangement and a reclassification of €3.5 million between equity and non-current other liabilities. The awards were granted to the Management Board via individual grant agreements during the three months ended September 30, 2022, which outline specific terms relating to the exercise of the Phantom Options. Those agreements include the provisions that are in line with general provisions of our Management Board Grant as outlined in our Annual Report on Form 20-F as of and for the year ended December 31, 2021. The rights to receive options in future years remain determined as equity-settled, share-based payment arrangements.
The phantom options allocated to BioNTech’s Management Board as of May 2022 allocation date are presented in the tables below.

Phantom options outstanding	Allocation date May 2022
Prof. Ugur Sahin, M.D.	19,997
Sean Marett	14,664
Dr. Sierk Poetting	14,664
Prof. Özlem Türeci, M.D.	14,664
Ryan Richardson	7,465
Jens Holstein	14,664
Measurement of Fair Values
Under this cash-settled, share-based payment arrangement, the fair values of the liabilities will be remeasured until the settlement date continuously using a Monte-Carlo simulation model which incorporates the impact of the performance criteria regarding share price and index development as described in Note 17 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2021. Continuously, the fair values are recognized over the award’s vesting period beginning as of the service commencement dates (dates when the respective service agreements became effective) until four years commencing on the first anniversary of the allocation date have lapsed.
Employee Stock Ownership Plan (partly Equity-Settled, partly Cash-Settled)
As of September 30, 2022 11,537,404 Equity-Settled Option Rights were outstanding under the ESOP. During the three and nine months ended September 30, 2022, the waiting period for 6,340,588 Option Rights ended under the ESOP. The waiting period for an additional 5,002,902 Option Rights will end on November 15, 2022. Those Option Rights were awarded to our Management Board and employees eligible to participate in the ESOP and will be or become exercisable during certain exercise windows. End of September the Supervisory Board decided on the ESOP settlement mechanism (for details see Note 5). The decision did neither change the rights as such nor did it change the classification as Equity-Settled Option Rights. In addition, certain phantom options were issued under the ESOP. The liability related to these awards is measured, initially and at the end of each reporting period until settled, at the fair value of the award using the valuation model as described in Note 17 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2021.
10Provisions and Contingencies
Provisions
As of September 30, 2022, certain claims were pending or threatened against us, mainly related to purported obligations arising out of certain contractual disputes unrelated to the below mentioned patent proceedings. Our best estimate of potential outflow of economic resources from such proceedings amounts to €359.1 million as of September 30, 2022 (€177.9 million as of December 31, 2021), which was reclassified into current provisions during the nine months ended September 30, 2022 in our consolidated statements of financial position due to the current estimated timing of the proceeding and was recognized in cost of sales in our unaudited interim condensed consolidated statements of profit or loss. This assessment is based on assumptions deemed reasonable by management including those about future events and uncertainties. Although we believe our position is strong, the outcome of these matters is ultimately uncertain, such that unanticipated events and circumstances might occur that might cause us to change those assumptions and give rise to a material adverse effect on our financial position in the future.
As of September 30, 2022, our current provisions include €321.2 million (nil as of December 31, 2021) of obligations for production capacities derived from contracts with Contract Manufacturing Organizations, or CMOs, that became redundant as a direct result of the introduction of a new COVID-19 vaccine formulation, the switch from the BNT162b2 vaccine to an Omicron-adapted bivalent vaccine and due to increased internal manufacturing capacities during the three and nine months ended September 30, 2022. The related expenses were recognized in cost of sales in our unaudited interim condensed consolidated statements of profit or loss.
As of September 30, 2022, our current provisions include €43.0 million (€58.5 million as of December 31, 2021) of international trade obligations, including customs value calculation, customs tariff number classification and other related securities requirements. The majority of related expenses related to our commercial sales and were recognized as cost of sales in our unaudited interim condensed financial statements as of and for the three and nine months ended September 30, 2022.
Contingencies
In addition to the above, from time to time, in the normal course and conduct of our business, we may be involved in discussions with third parties about considering, for example, the use and/or remuneration for use of such third party’s intellectual property. As of September 30, 2022, none of such intellectual property-related considerations that we have been notified of and for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim. It is currently impractical for us to estimate the respective contingent liabilities.
Alnylam Proceedings
In March 2022, Alnylam Pharmaceuticals, Inc., or Alnylam, filed a lawsuit against Pfizer and Pharmacia & Upjohn    Co. LLC in the U.S. District Court for the District of Delaware alleging that an existing patent owned by Alnylam, U.S. Patent No. 11,246,933, or the ‘933 Patent, is infringed by the cationic lipid used in COMIRNATY, and seeking monetary relief, which is not specified in their filings. We filed a counterclaim to become party to the Alnylam proceeding, and in June 2022, Alnylam added to its claims allegations that we induced infringement of the ‘933 Patent. Additionally, in July 2022, Alnylam filed a lawsuit against us, our wholly owned subsidiary, BioNTech Manufacturing GmbH, Pfizer, and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that we also induced infringement of a newly issued patent, U.S. Patent No. 11,382,979, or the ‘979 Patent, which is a continuation of the ‘933 Patent.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of Alnylam’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. In light of the foregoing, as well as discussions with our outside counsel, we believe the probability of a loss, if any, being sustained by us and the estimate of the amount of any possible loss to us remains difficult to ascertain. As a result, we have determined that this matter represents a contingency at this time. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
CureVac Proceedings
In July 2022, CureVac AG, or CureVac, filed a lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging COMIRNATY’s infringement of one European patent, EP1857122B1, or the EP’122 Patent, and three Utility Models DE202015009961U1, DE202015009974U1, and DE202021003575U1. Later in July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by COMIRNATY of U.S. Patent Nos. 11,135,312, 11,149,278, and 11,241,493. In August 2022, CureVac added European Patent, EP3708668B1, or the EP’668 Patent, to its German lawsuit. In September 2022, we and Pfizer filed a declaration of non-infringement and revocation action against the EP’122 Patent and the EP’668 Patent in the Business and Property Courts of England and Wales. In addition, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid.
We believe we have strong defenses against the allegations claimed relative to each of the patents and utility models and intend to vigorously defend itself in the proceedings mentioned above. However, our analysis of CureVac’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. In light of the foregoing, as well as discussions with our outside counsel, we believe the probability of a loss, if any, being sustained by us and the estimate of the amount of any possible loss to us remains difficult to ascertain. As a result, we have determined that this matter represents a contingency at this time. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Moderna Proceedings
In August 2022, ModernaTX, Inc., or Moderna, filed three patent infringement lawsuits against us and Pfizer related to COMIRNATY. Moderna filed a lawsuit against us and Pfizer and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH, and BioNTech Manufacturing Marburg GmbH, Pfizer Manufacturing Belgium NV, Pfizer Ireland Pharmaceuticals, and Pfizer Inc. in the Düsseldorf Regional Court alleging COMIRNATY’s infringement of two European Patents, 3590949B1, or the EP’949 Patent, and 3718565B1, or the EP’565 Patent. Moderna filed a second lawsuit asserting infringement of the EP’949 Patent and EP’565 Patent against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH, and BioNTech Manufacturing Marburg GmbH, Pfizer Limited, Pfizer Manufacturing Belgium NV, and Pfizer Inc. in the Business and Property Courts of England and Wales. Additionally, Moderna filed a lawsuit in the United States District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc., and Pfizer Inc. alleging infringement of U.S. Patent Nos. 10,898,574; 10,702,600; and 10,933,127, and seeking monetary relief, which was not specified in the filings. In September 2022, we and Pfizer filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of the EP’949 Patent and EP’565 Patent. Later in September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH, and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V., and Pfizer Inc. in the District Court of The Hague alleging COMIRNATY’s infringement of the EP ‘949 Patent and EP’565 Patent.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourself in the proceedings mentioned above. However, our analysis of Moderna’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. In light of the foregoing, as well as discussions with our outside counsel, we believe the probability of a loss, if any, being sustained by us and the estimate of the amount of any possible loss to us remains difficult to ascertain. As a result, we have determined that this matter represents a contingency at this time. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities

11Related Party Disclosures
ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and beneficial owner of our ordinary shares. Entities controlled by ATHOS KG mainly provide rental and property management activities and sell property, plant and equipment to us. The total amount of transactions with ATHOS KG or entities controlled by them had no significant impact on our unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022 compared to the details disclosed in Note 21 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2021.
12Events after the Reporting Period
In October 2022, BioNTech Australia Pty Ltd, Victoria, Australia, was founded and is a wholly owned subsidiary of BioNTech BioNTainer Holding GmbH, a wholly owned consolidated subsidiary of BioNTech SE.
In November 2022, our Management Board and Supervisory Board authorized the second tranche of our share repurchase program of ADSs, with a value of up to $0.5 billion, commencing on December 7, 2022.

Operating and Financial Review and Prospects
In this report, unless stated or the context otherwise requires, references to the “Company”, “BioNTech”, “Group”, “we”, “us” and “our” refer to BioNTech SE and its consolidated subsidiaries. The following “Operating and Financial Review and Prospects” should be read together with the unaudited interim condensed consolidated financial statements and related notes as presented above. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in the “Risk Factors” section further below. Please also see “Forward-Looking Statements” included elsewhere in this quarterly report for the three and nine months ended September 30, 2022.
Operating Results
Overview
BioNTech was founded in 2008 with the goal to develop treatments for patients that address diseases with high unmet medical need. As a next generation immunotherapy company, it is our vision to harness the power of the immune system to develop novel therapies against cancer and infectious diseases. To realize this vision, we combine decades of groundbreaking research in immunology, a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. To date we have expanded our team to more than 4,000 employees worldwide.
We have built a broad toolkit across multiple technology platforms, including a diverse range of potentially first-in-class therapeutic approaches. This includes mRNA vaccines, cell and gene therapies, targeted antibodies, small molecule immunomodulators, Ribologicals, and next generation immunomodulators. Our approach has created a robust and diversified product pipeline across infectious diseases and oncology, comprised of our first commercial product, BNT162b2 (COMIRNATY), the first ever approved mRNA therapy, and that includes three commercial stage products (original vaccine, original/BA.1- and BA.4/5.-adapted bivalent vaccines). The clinical pipeline includes over 19 clinical stage product candidates and more than 30 research programs.
We believe our successful development of a first-in-class COVID-19 mRNA vaccine in less than one year validates our execution capabilities and the power of our technologies to change lives. We leverage powerful new therapeutic mechanisms and exploit a diverse array of biological targets to harness the power of each patient’s immune system to address the unique molecular signature of each patient’s underlying disease.
Core to our business practices is ensuring that people all around the globe benefit from our efforts. As part of this effort, we intend to maintain our focus on high medical needs and democratizing access to novel medicines. We believe we are well positioned to develop and commercialize the next generation of immunotherapies with the potential to transform treatment paradigms for many severe diseases and substantially improve clinical outcomes for patients. We support the United Nations Sustainable Development Goals, or SDGs. Our research and product development efforts make a relevant contribution to supporting the third United Nations Sustainable Development Goal (SDG 3): ensuring healthy lives and promoting well-being for all people of all ages. This aligns with our commitment to global social responsibility.
On the research and development front, we are focused on developing next-generation COVID-19 vaccines to enable rapid response, maintain leadership and strengthen pandemic preparedness as well as broaden the label of and access to the vaccine.
Additionally, we are accelerating clinical development, bolstering mid- and late-stage oncology presence and broadening our pipeline through the start of new programs in oncology and infectious diseases. We are also diversifying our therapeutic area footprint which will enable us to fully leverage the potential of all technology platforms across autoimmune diseases, inflammatory diseases, cardiovascular disease, neurodegenerative diseases, and regenerative medicines. Moreover, we plan to invest to build out our global development organization bringing in talent with the clinical and regulatory expertise needed to rapidly advance our diversified clinical pipeline.
Mergers and acquisitions activity and business development efforts are focused on strengthening technology platforms and digital capabilities through selected strategic partnerships and acquisitions. We also plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing.

Corporate Development
•We continue to facilitate equitable access to our medicines. As part of this commitment, construction of our first Africa-based mRNA vaccine manufacturing facility in Kigali, Rwanda is progressing with the first BioNTainer being ready for shipment by the end of 2022. The facility is planned to be able to manufacture a range of mRNA-based vaccines targeted to the needs of the African Union member states, such as the COVID-19 vaccine and investigational malaria and tuberculosis vaccine candidates pending authorization by respective regulatory authorities. Implementation of a Rwandan manufacturing team is also advancing with first senior team members already onboarded.
•In October 2022, we signed a Letter of Intent with the State of Victoria in Australia for a strategic partnership to collaborate on the research and development of potential mRNA-based vaccines and therapies. Together we will establish a research and innovation center in Melbourne where we plan to set up a clinical scale end-to-end mRNA manufacturing facility based on our BioNTainer solution to support the design, manufacture and clinical testing of product candidates.
•In September 2022, our affiliate BioNTech Pharmaceuticals Asia Pacific Pte. Ltd. acquired a GMP-certified manufacturing facility in Singapore which is planned to serve as BioNTech’s Regional Headquarters. We anticipate that the site could become operational in late 2023. The first payment has been made and the transaction is expected to close in early 2024.
•We value and respect valid and enforceable intellectual property rights of others and remain confident in our intellectual property. During the course of the third quarter of 2022, CureVac AG and ModernaTX Inc. filed patent infringement lawsuits against us and our partner, Pfizer. We and our partner Pfizer have also filed actions against both CureVac and Moderna. We are evaluating these lawsuits and intend to determine the appropriate further actions in response to these lawsuits.
•We continue to monitor the natural gas supply situation as part of our regular business continuity management and we continue to evaluate possible additional energy supply measures. We have evaluated our ongoing mitigation efforts to ensure business continuity in light of potential energy supply issues in Europe and elsewhere. Our manufacturing supply chain remains stable, and we do not anticipate energy-related disruptions. The commercial production of our COVID-19 vaccine continues to run on natural gas, but we expect it could be powered by alternative fuel sources without interruption, if needed. According to our most recent information and analyses, commercial mRNA manufacturing in our facilities is not expected to be impacted by a natural gas shortage, such as the current one. Nonetheless, we cannot predict with certainty the impact that a continuing or more severe natural gas shortage would have on our operations. Our R&D and clinical development activities continue to be dependent on gas, and we are putting measures in place to mitigate related risks. We continue to evaluate the impact to our partners, including Pfizer, suppliers and other service providers.
•In November 2022, BioNTech’s CEO and Co-Founder Prof. Ugur Sahin, M.D. was part of German Chancellor Olaf Scholz’s delegation for a visit to China. During this visit, an exchange occurred between Chinese and German governmental representatives about a potential authorization of our COVID-19 vaccine for expatriates in China. At the time of filing this third quarter 2022 report, any formal notification regarding a potential authorization of the COVID-19 vaccine is pending.
•The first tranche of our share repurchase program of ADSs, with a value of up to $1.0 billion, was executed from May 2, 2022 to October 10, 2022. We repurchased 6,945,513 ADSs at an average price of $143.98. In November 2022, our Management Board and Supervisory Board authorized the second tranche of BioNTech´s share repurchase program of ADSs, with a value of up to $0.5 billion, commencing on December 7, 2022.

Key Pipeline Updates
Below is a summary of our authorized product and clinical product candidates, organized by platform and indication.
Pipeline overview

Infectious Disease
We are expanding our infectious disease pipeline of mRNA vaccines to address global health challenges. In addition to our COVID-19, influenza and shingles vaccine programs, which are partnered with Pfizer, we have active research and preclinical development programs targeting more than 10 additional distinct infectious diseases, spanning both prophylactic vaccine and therapeutic approaches. As demonstrated with our COVID-19 vaccine, our infectious disease product strategy is rooted in our belief that it is our responsibility to make a global and social impact with our medicines. Our goal is to advance and expand our infectious disease pipeline to combat major health burdens while democratizing access to mRNA medicines.
COVID-19 Vaccine Program – BNT162 (COMIRNATY)
COMIRNATY (BNT162b2), the first ever approved mRNA-based product has paved the way for a new class of medicines. We and Pfizer continue to build on our global COVID-19 vaccine leadership with first-to-market Original/Omicron BA.4/BA.5-adapted vaccine launches. We and Pfizer have now three commercial stage COVID-19 vaccine products on the market that include original COVID-19 vaccine and two Omicron adapted vaccines: Original/BA.1- and BA.4/5.-adapted bivalent vaccines.
We will continue to innovate to advance a diverse pipeline of follow-on and next generation product candidates. We believe that our COVID-19 vaccine franchise will remain a long-term sustainable business opportunity.
In the third quarter of 2022, we successfully launched our Original/Omicron adapted bivalent COVID-19 vaccines after receiving Emergency Use Authorization (EUA) in the U.S. for the Original/Omicron BA.4/BA.5-adapted bivalent vaccine and European Union approval for the Original/Omicron BA.1- and BA.4/BA.5-adapted bivalent vaccines. As part of our long-term and science-driven COVID-19 vaccine strategy, we have established a diverse pipeline of follow-on and next generation vaccine candidates and initiated the first clinical trial for a next generation vaccine candidate and for a COVID-19 / influenza combination mRNA vaccine.
Commercial updates
Following regulatory approvals, we and Pfizer immediately began shipping Original/Omicron BA.1- and BA.4/BA.5-adapted bivalent COVID-19 vaccines in September 2022 in time for fall and winter booster campaigns. Shipments in the United States began approximately two months after the U.S. Food and Drug Administration (FDA) provided its guidance for the BA.4/BA.5-adapted bivalent COVID-19 vaccine.
As of mid-October 2022, we and Pfizer have invoiced approximately 300 million doses of Original/Omicron adapted bivalent vaccine.
As part of our and Pfizer's 2-billion-doses-pledge to support equitable access to medicines, we and Pfizer have delivered approximately 1.6 billion doses of our COVID-19 vaccine in total to low- and middle-income countries in line with demand.
We expect to invoice up to 2.1 billion doses of our COVID-19 vaccine in 2022. Some dose deliveries have been shifted into 2023 due to the evolving dynamics in demand.
We believe that we and Pfizer believe are well positioned to supply the quantities required by global market demand.
Clinical development and regulatory updates
During the third quarter of 2022, our and Pfizer’s COVID-19 vaccine received multiple regulatory approvals including for Omicron adapted bivalent vaccines, label expansions for pediatric vaccinations and ongoing conversions from conditional or emergency approvals to full regulatory approvals across various regions worldwide. Our and Pfizer’s Original/Omicron BA.4/BA.5-adapted bivalent vaccine has received approvals in more than 45 countries and regions, as of October 25, 2022.
Adapted bivalent vaccine boosters
With occurrence of Omicron BA.1 end of 2021 we and Pfizer started evaluating variant-adapted COVID-19 vaccines, including monovalent and bivalent vaccines directed against Omicron sublineages and other strains of SARS-CoV-2. Data from these studies were presented to regulatory agencies in June and July 2022, which supported the regulators’ discussions for the development of Omicron adapted vaccines and definition of the most appropriate regulatory pathways. We and Pfizer will continue to submit available data to regulatory authorities worldwide.
In June 2022 clinical data from a Phase 2/3 trial evaluating Omicron BA.1-adapted vaccine candidates showed that a booster dose of our and Pfizer’s Original/Omicron BA.1-adapted bivalent vaccine elicited a superior immune response against the Omicron BA.1 sublineage compared to the original vaccine.
Given that the Omicron BA.4 and BA.5 sublineages displaced Omicron BA.1 and became the prevalent variants of concern in the United States, in June 2022, the U.S. FDA advised vaccine manufacturers to develop modified vaccines that add an Omicron BA.4/5 spike protein encoding component to the original vaccine composition to create a bivalent booster vaccine. Based on this guidance we and Pfizer accelerated the development of a bivalent vaccine containing mRNA encoding the wild-type spike protein of SARS-CoV-2, present in the original vaccine, and mRNA encoding the spike protein of the BA.4/BA.5 sublineage, which we had already started developing in line with our ongoing pandemic preparedness program.
•In August 2022, we and Pfizer started a randomized Phase 2/3 trial evaluating the safety, tolerability and immunogenicity of the Original/Omicron BA.4/BA.5-adapted bivalent vaccine in individuals aged 12 years and older. First data from this trial were reported in October 2022. A 30-µg booster dose of the vaccine demonstrated a substantial increase in the Omicron BA.4/BA.5 neutralizing antibody response above pre-booster levels based on sera taken seven days after administration, with similar responses seen across individuals aged 18 to 55 years and those older than 55 years of age (40 participants in each age group). The Original/Omicron BA.4/BA.5-adapted bivalent vaccine was well tolerated with early data indicating a favorable safety profile, similar to that of the original vaccine.
•On August 31, 2022, the U.S. FDA granted EUA of a 30-µg booster dose of the Original/Omicron BA.4/BA.5-adapted bivalent vaccine for individuals aged 12 years and older. The authorization of the bivalent vaccine is based on clinical data from our and Pfizer’s Original/Omicron BA.1-adapted bivalent vaccine as well as preclinical and manufacturing data from the companies’ Original/Omicron BA.4/BA.5-adapted bivalent vaccine.
•On September 1, 2022, we and Pfizer received a positive Committee for Medicinal Products for Human Use (CHMP) opinion and subsequent EC approval for a 30-µg booster dose of Original/Omicron BA.1-adapted bivalent vaccine for individuals aged 12 years and older. The recommendation of the European Medicines Agency (EMA) CHMP was based on safety, tolerability and immunogenicity data from a Phase 2/3 trial of the Original/Omicron BA.1-adapted bivalent vaccine and follows guidance from the EMA and International Coalition of Medicines Regulatory Authorities to work towards introducing an Omicron adapted bivalent vaccine candidate to address the continued evolution of SARS-CoV-2. The candidate elicited a superior immune response against Omicron BA.1 as compared to our and Pfizer’s original COVID-19 vaccine and was well-tolerated with a favorable safety profile.
•On September 12, 2022, the EMA CHMP recommended a 30-µg booster dose of Original/Omicron BA.4/BA.5 bivalent-adapted vaccine for conditional Marketing Authorization (cMA) for individuals aged 12 years and older, followed by EC approval. The CHMP recommendation was based on data from our and Pfizer’s Original/Omicron BA.1-adapted bivalent vaccine as well as preclinical and manufacturing data from the Original/Omicron BA.4/BA.5-adapted bivalent vaccine described above. The Original/Omicron BA.4/BA.5-adapted bivalent vaccine was distributed immediately following positive European Union decision. Local supply may vary based on individual country government requests.
•In September 2022, we and Pfizer initiated a Phase 1/2/3 study to evaluate the safety, tolerability and immunogenicity of different doses and dosing regimens of the Original/Omicron BA.4/BA.5-adapted bivalent vaccine in children 6 months through 11 years of age. This pediatric study follows a previous Phase 1/2/3 trial in these age groups that demonstrated the original vaccine is well-tolerated and offers a high level of protection against COVID-19, measured at a time when the Omicron BA.2 strain was highly prevalent.
•In September 2022, we and Pfizer submitted a request to the U.S. FDA for EUA for Original/Omicron BA.4/BA.5-adapted bivalent vaccine booster and also completed a submission for cMA in the European Union for children 5 through 11 years of age. These filings are supported by safety and immunogenicity data from our and Pfizer’s Original/Omicron BA.1-adapted bivalent vaccine, non-clinical and manufacturing data from our and Pfizer’s 10-µg Original/Omicron BA.4/BA.5-adapted bivalent vaccine and preclinical data from our and Pfizer’s Original/Omicron BA.4/BA.5-adapted bivalent vaccine.
•In October 2022, we and Pfizer received U.S. FDA EUA for the 10-µg booster dose of Original/Omicron BA.4/BA.5-adapted bivalent vaccine in children 5 through 11 years of age. The Centers for Disease Control and Prevention has added COVID-19 vaccines to the agency's lists of recommended regular immunizations and recommends that people ages 5 years and older receive one updated bivalent booster if it has been at least 2 months since their last COVID-19 vaccine dose
•In November 2022, we and Pfizer reported updated 30-day clinical data from the randomized Phase 2/3 trial evaluating the safety, tolerability and immunogenicity of the companies’ Original/Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine, given as a 30-µg booster dose, which started in August 2022. The data demonstrate a robust and broadly neutralizing immune response one month after a 30-µg booster dose. Immune responses were markedly higher for those who received the bivalent vaccine compared to the original COVID-19 vaccine, with similar favorable safety and tolerability profile demonstrated between both vaccines. Clinical data demonstrated that Omicron BA.4/BA.5-neutralizing antibody titers rose 13.2-fold from pre-booster levels in adults over 55 years and 9.5-fold for adults 18 to 55 years, one month post bivalent booster compared to 2.9-fold rise in titers elicited in the same time frame by the original vaccine booster. These results reinforce the early clinical data measured seven days after a booster dose of the bivalent vaccine, as well as the pre-clinical data, and suggest that a 30-µg booster dose of the Original/Omicron BA.4/BA.5 bivalent vaccine may induce higher level of protection against the Omicron BA.4 and BA.5 subvariants than the original vaccine. We and Pfizer have shared these data with the U.S. FDA and plan to share with the EMA and other global health authorities as soon as possible.
In summary, the achievement of these important milestones further underlines the strength of our rapidly adaptable mRNA vaccines against this continuously evolving virus. The flexibility of our mRNA platform and production infrastructure, together with extensive clinical experience with our and Pfizer’s COVID-19 vaccine has allowed us to respond to regulatory requirements for vaccine adaption and develop and manufacture Omicron adapted vaccines at unprecedented speed.
Original COVID-19 vaccine
•In July 2022, the U.S. FDA approved the supplemental Biologics License Application to include individuals 12 through 15 years of age in the approved indication, expanding licensure of the vaccine to this age group, which was previously included under U.S. EUA.
•In July 2022, we and Pfizer submitted a variation to the EMA requesting to update the cMA in the European Union with data supporting the vaccination of children 6 months through four years of age with the 3-µg dose of the original COVID-19 vaccine as a three-dose series. The submission included data from a Phase 2/3 trial that included 4,526 children of this age group. At the end of treatment, the vaccine was found to elicit a strong immune response, with a favorable safety profile similar to placebo. The U.S. FDA granted EUA of COVID-19 vaccine as a three 3-µg dose series in this age group in June 2022.
•In August 2022, we and Pfizer announced updated efficacy data from a Phase 2/3 trial evaluating a 3-µg dose series of the original COVID-19 vaccine in children 6 months through four years of age, reinforcing previously reported interim vaccine efficacy data collected in March and April 2022. Participants in the study received either the COVID-19 vaccine (3-μg) as a three-dose series or placebo (2:1 randomization). Vaccine efficacy, a secondary endpoint in the trial, was 73.2% without evidence of prior COVID-19 infection. This analysis was based on 13 cases in the Pfizer-BioNTech COVID-19 vaccine group (n=794) and 21 cases in the placebo group (n=351), diagnosed from March to June 2022. Sequencing of observed COVID-19 cases confirmed the majority were caused by Omicron BA.2, consistent with the time period when the cases occurred, broadening the evidence for efficacy across COVID-19 variants.  The vaccine previously received EUA from the U.S. FDA and we and Pfizer submitted for extension of the then cMA in the European Union for this age group.
•In September 2022, we and Pfizer were granted approval in the European Union for COMIRNATY as a 10-µg booster (third) dose of the original vaccine given at least 6 months after completion of a primary series for children 5 through 11 years of age. The EMA CHMP recommendation is based on Phase 2/3 clinical data from participants of this age group who received a 10-µg booster dose approximately 6 months after completing the two-dose primary series. The third dose was well tolerated with a favorable safety profile, and generated neutralizing antibodies against both Omicron and the original wild-type virus, regardless of prior COVID-19 diagnosis. The U.S. FDA expanded the EUA to include a booster dose in children 5 through 11 years of age in May 2022.
•In October 2022, we and Pfizer received EC approval for the conversion of the cMA to full Marketing Authorization (MA). The conversion applies to all existing and upcoming indications and formulations of the COMIRNATY product group authorized in the European Union, including Original/Omicron adapted BA.1- and BA.4/BA.5-adapted bivalent vaccines as booster doses for individuals aged 12 years and older.
•In October 2022, we and Pfizer received EC approval for full MA for a 3-µg dose of COMIRNATY as a three-dose series for children aged 6 months through four years.

•In October 2022, we and Pfizer received EC approval for a fourth dose booster of COMIRNATY in individuals 12 years of age and older at an interval of at least three months between the administration of COMIRNATY and the last prior dose of a COVID-19 vaccine.
Our COVID-19 vaccine continues to offer protection post booster vaccination against severe disease, hospitalization and deaths for circulating Omicron sublineages.
We and Pfizer continue to monitor protection offered by the original and Original/Omicron adapted bivalent vaccines against emerging SARS-CoV-2 variants.
Recently published data (Muik et al. Exposure to BA.4/BA.5 Spike glycoprotein drives pan-Omicron neutralization in vaccine-experienced humans and mice; bioRxiv 2022.09.21.508818) suggest that when administered as boosters, mono- and bivalent Original/Omicron BA.4/BA.5-adapted vaccines may enhance neutralization breadth against Omicron sublineages BA.1, BA.2, BA.2.12.1 and BA.4/BA.5. The preclinical data support the assumption that boosting with an Original/Omicron BA.4/5-adapted bivalent vaccine is a suitable strategy to confer a broader neutralization and address both currently circulating Omicron variants as well as potential future emerging Omicron sublineages or new variants of concern that are closer to the wild-type strain.
Next generation COVID-19 vaccines
In addition to variant adapted vaccines, we and Pfizer are identifying and investigating novel next generation vaccine approaches to maintain a broad and longer lasting immune response and high levels of protection against COVID-19 as SARS-CoV-2 evolves. The long-term strategy takes a multipronged approach devised to develop multiple engineered vaccine candidates to enable us and Pfizer to achieve the goal of delivering a pan-SARS-CoV-2-type vaccine that will help to better manage future variants of concern. We and Pfizer expect that scientific data derived from these different approaches will support the selection of the vaccine candidate for evaluation in a pivotal trial.
We and Pfizer plan to test several novel vaccine constructs that have been engineered to engage multiple arms of the immune system, including antibodies and T cells.
•In July 2022, a randomized, active controlled, observer-blind Phase 2 study was initiated to evaluate the safety, tolerability and immunogenicity of a 30-µg dose of an enhanced spike antigen vaccine candidate. This is the first of multiple vaccine candidates with an engineered design, aimed to increase the magnitude and breadth of antibody neutralization response to better protect against COVID-19. Further enhanced spike antigen vaccine candidates that may be combined with T cell enhancing vaccine candidates are expected to enter the clinic in the fourth quarter of 2022.
•The first T cell enhancing SARS-CoV-2 vaccine product candidate (BNT164b4) in combination with the Original/Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine is expected to enter the clinic in the fourth quarter of 2022. The phase I trial will evaluate the safety, tolerability and the humoral and cell mediated immune response of the T cell enhancing vaccine given in combination with the Original/Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine. The T cell enhancing vaccine has been designed to broaden the cellular mediated immunity against SARS-CoV-2 and will be used to complement humoral immunity from the mRNA variant vaccine encoding SARS-CoV-2 S-protein.
COVID-19 – Influenza Combination mRNA Vaccine Program (BNT162b2 + BNT161)
•In October 2022, we and Pfizer initiated a Phase 1 open-label, dose-finding study to evaluate the safety, tolerability and immunogenicity of a combination of the COVID-19 and influenza mRNA vaccines to help protect individuals against two severe respiratory viral diseases. The combination vaccine consists of our Original/Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine and Pfizer's quadrivalent modified RNA (modRNA) influenza vaccine. The combination vaccine will be tested at different dose levels in approximately 180 healthy adults 18 to 64 years of age Given that annual vaccine programs against both influenza and SARS-CoV-2 may be conducted at a similar time of the year in the future, developing a combined vaccine targeting both viruses has the potential to generate overall higher vaccination rates for both viruses by allowing for more convenient scheduling compared to separate administrations. We and Pfizer are building on the experiences made in the BNT161 program, which pursues development of an influenza vaccine based on our suite of mRNA platforms.

Influenza Vaccine Program – BNT161
We are collaborating with Pfizer to develop an influenza vaccine based on our suite of mRNA platforms to better address the burden of influenza and further reduce the yearly rates of the severe outcomes of viral disease like influenza, including hospitalization and death.
•BNT161 – A Phase 1/2 clinical trial to evaluate the safety, tolerability and immunogenicity of a single dose of BNT161, a quadrivalent nucleoside-modRNA influenza vaccine candidate, is ongoing.
•In July 2022, positive immunogenicity data from the Phase 2 expansion study of BNT161 were reported.
•In September 2022, Pfizer announced that the first participants have been dosed in a pivotal Phase 3 clinical trial to evaluate the efficacy, safety, tolerability and immunogenicity of a quadrivalent modified RNA (modRNA) influenza vaccine candidate in approximately 25,000 healthy U.S. adults. Upon potential approval and commercialization, we are eligible to receive milestone payments and a royalty on Pfizer’s worldwide sales.
Shingles Vaccine Program
We are collaborating with Pfizer to develop the first mRNA-based shingles vaccine candidate. The goal is to develop an mRNA vaccine candidate with a favorable safety profile and high efficacy, utilizing a scalable manufacturing technology to support global access. Clinical trials are expected to start in the fourth quarter of 2022.
Further Infectious Disease Programs
Prevention and treatment of infectious diseases is a long-term growth pillar for us, and our objective is to be a leader in mRNA vaccines for infectious diseases. With investments in multiple programs to address diseases with a major impact on global population health and on people in lower income countries, we are advancing our pipeline of mRNA vaccines and therapeutics to address multiple high-need indications. In 2023 we expect to start up to five vaccine clinical trials in infectious diseases.
Tuberculosis Vaccine Program – BNT164
We have collaborated with the Bill & Melinda Gates Foundation since 2019 to develop vaccine candidates to protect against tuberculosis infection and disease. A first-in-human clinical trial for one such candidate, BNT164, is expected to enter the clinic in early 2023.
Malaria Vaccine Program – BNT165
We are developing an mRNA vaccine candidate to protect against malaria and disease-associated mortality. We will assess several vaccine candidates, featuring known targets such as circumsporozoite protein (CSP) as well as other antigens. We are on track to start a clinical trial in the fourth quarter of 2022 or early 2023.
HSV 2 Vaccine Program – BNT163
As part of the collaboration with the University of Pennsylvania, we are developing a Herpes Simplex Virus Type 2 (HSV 2) vaccine candidate. We are on track to start a clinical trial in the fourth quarter of 2022.
Research Collaboration with University of Pennsylvania
We have a research collaboration with the University of Pennsylvania under which we have the exclusive option to develop and commercialize prophylactic mRNA immunotherapies for the treatment of up to 10 infectious disease indications.
Oncology
Our immuno-oncology strategy is based on pioneering approaches that harness the immune response to treat cancer. We have multiple clinical stage assets across different therapeutic classes which have the potential to tackle tumors using complementary strategies, either by targeting tumor cells directly or by modulating the immune response against the tumor. These drug classes include mRNA therapeutic vaccines, cell therapies (CAR-, TCR-, and neoantigen-specific T-cell therapies), mRNA-encoded effector molecules (RiboMabs and RiboCytokines), next generation immune checkpoint inhibitors and agonists, anti-tumor antibodies and immune-modulatory small molecules. Many product candidates have the potential to be combined with other pipeline assets or already approved therapies.
This diverse toolkit of different technologies and modes of action has the potential to address a broad range of solid tumors in different disease stages, using both off-the-shelf and individualized approaches. For our antigen-specific immune therapies, we have assembled libraries of more than 300 proprietary or known shared antigens and have developed predictive algorithms capable of efficiently identifying multiple neoantigens on an individualized basis for any patient. Our clinical stage oncology pipeline includes a total of 19 product candidates in 24 ongoing clinical trials, including five randomized Phase 2 clinical trials: two FixVac programs (BNT111 and BNT113), two indications for our iNeST product candidate autogene cevumeran (BNT122/RO7198457), and the bispecific antibody immune checkpoint modulator BNT311 (GEN1046).
In the third quarter of 2022, we started three first-in-human clinical trials: BNT116, a FixVac program for non-small cell lung cancer (NSCLC), BNT142, a bispecific RiboMab targeting CD3 on T cells and Claudin-6 (CLDN6) in solid tumors and most recently BNT313, a HexaBody targeting C27, a new product candidate from our collaboration with Genmab being evaluated in solid tumors.
We expect continued pipeline advancement and expansion as well as one more data readout from an ongoing trial for the remainder of 2022. In 2023, we expect to provide up to ten clinical trial updates in Oncology.
FixVac
Our off-the-shelf cancer immunotherapy approach, FixVac, leverages our proprietary uridine mRNA (uRNA) technology to prime T cells and booster T cell immunity against common tumor-specific non-mutated antigens, resulting in a strong antigen-specific immune response.
FixVac product candidates are designed to trigger both innate and adaptive immune responses and may be of clinical utility in combination with anti-PD1 in patients with lower mutational burden tumors, including those who have already experienced checkpoint inhibitor, or CPI, therapy.
•BNT111 in advanced melanoma.
•A global, randomized three-arm Phase 2 trial evaluating BNT111 in combination with cemiplimab (Regeneron's Libtayo®) versus both agents as monotherapy in patients with anti-PD1-/anti-PD-L1 refractory/relapsed, unresectable Stage III or IV melanoma is ongoing. The primary endpoint is overall response rate of BNT111 in combination with cemiplimab. Secondary endpoints include overall response rate in the single agent arms, duration of response, and safety. The trial is being conducted in collaboration with Regeneron.
•BNT111 is also in an ongoing Phase 1 trial for the treatment of advanced melanoma.
•BNT112 in prostate cancer.
•BNT112 is being evaluated in an ongoing first-in-human Phase 1/2 dose titration and expansion trial to evaluate safety, immunogenicity and preliminary efficacy of BNT112 monotherapy and in combination with cemiplimab in patients with prostate cancer.
•The recruitment of new patients to this clinical trial, which we refer to as PRO-MERIT, is temporarily halted until further notice due to unforeseen supply issues with the BNT112 investigational medicinal product. For patients who are currently enrolled in the trial, the treatment is continuing per protocol.
•BNT113 in HPV16+ head and neck cancer.
•A randomized Phase 2 trial evaluating BNT113 in combination with pembrolizumab versus pembrolizumab monotherapy as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ head and neck squamous cell carcinoma, or HNSCC, expressing PD-L1 is ongoing. Primary endpoints include safety, overall survival and objective response rate. Secondary endpoints include progression free survival, durable complete responses, duration of response, patient reported outcomes and quality of life measures. Preliminary safety data from the non-randomized safety run-in part that precedes the randomized part of the Phase 2 trial are planned to be presented at the ESMO-Immuno-Oncology annual congress in December 2022.
•An investigator sponsored Phase 1/2 dose escalation trial of BNT113 in patients with HPV16+ head and neck and other cancers is ongoing.
•BNT116 in advanced or metastatic non-small-cell lung cancer, or NSCLC.
•BNT116 is being evaluated in a Phase 1 clinical trial. The FixVac product candidate encodes for six tumor-associated antigens that cover up to 100% of patients in all major histologic subtypes of NSCLC and aims to elicit a tumor-antigen-specific immune response.

•In July 2022, the first participant was dosed in a first-in-human clinical trial evaluating the safety, tolerability and preliminary efficacy of BNT116 alone and in combination with cemiplimab (anti-PD-1, Regeneron's Libtayo) in patients with advanced or metastasized NSCLC. The trial is intended to establish a safe dose for BNT116 monotherapy as well as for BNT116 in combination with cemiplimab in patients who have progressed on prior PD-1 inhibitor treatment or are not eligible for chemotherapy, and in combination with docetaxel in patients who have received prior platinum-based chemotherapy.
•A second trial evaluates BNT116 alone and in combination with cemiplimab (Regeneron's Libtayo) as first-line treatment of patients with advanced NSCLC whose tumors express programmed cell death ligand-1 (PD-L1) in ≥ 50% of tumor cells. The primary objective of the Phase 1/2 is to assess the safety and tolerability as well as the objective response rate (ORR) and tumor burden reduction. The trial is expected to dose the first patient in the fourth quarter of 2022 and is sponsored by Regeneron.
Individualized Neoantigen Specific Immunotherapies, or iNeST
Our iNeST approach is also based on a pharmacologically optimized uRNA delivered in our proprietary RNA-LPX formulation.
Each patient is treated with a vaccine informed by the mutation profile of their personal cancer and manufactured on-demand. The RNA encodes a unique composition of the patient’s own tumor mutations and results in generation of neoantigen specific CD4+ and CD8+ T-cell responses. We believe this modality is well-suited for use in early-stage cancers and the adjuvant setting.
Autogene cevumeran (BNT122) – Our lead iNeST product candidate, autogene cevumeran, is being developed as part of a co-development and co-commercialization collaboration with Genentech, a member of the Roche Group.
•An open-label Phase 2 trial evaluating the efficacy and safety of autogene cevumeran in combination with pembrolizumab versus pembrolizumab alone in patients with previously untreated advanced melanoma is ongoing. The primary endpoint is progression-free survival, or PFS, of patients treated with autogene cevumeran compared with patients receiving pembrolizumab alone, according to RECIST v1.1. Secondary endpoints include objective response rate, or ORR, overall survival, or OS, duration of response, or DOR, and safety. A data update is expected in the first half of 2023.
•A randomized Phase 2 trial of autogene cevumeran in the adjuvant treatment of circulating tumor DNA, or ctDNA, positive, surgically resected Stage II (high risk)/Stage III colorectal cancer is ongoing. The trial is expected to enroll about 200 patients to evaluate the efficacy of autogene cevumeran compared to watchful waiting after surgery and chemotherapy, the current standard of care for these high-risk patients. The primary endpoint for the study is disease-free survival, or DFS. Secondary objectives include OS and safety.
The medical need for novel therapies to treat colorectal cancer, the second deadliest cancer worldwide, remains high. The current standard of care in this indication is watchful waiting to see if tumors recur after removal of the primary tumor and adjuvant chemotherapy. A proportion of these patients are expected to have a recurrence of their tumor within 2-3 years after their surgery. For this clinical trial, patients at high risk for recurrence will be selected with a highly sensitive blood test detecting ctDNA.
•An open-label Phase 1a/1b trial evaluating the safety, tolerability, immune response and pharmacokinetics of autogene cevumeran (BNT122) as a single agent and in combination with atezolizumab in patients with locally advanced or metastatic solid tumors (basket trial) is ongoing.
•Preliminary data from an investigator-initiated Phase 1 clinical trial of autogene cevumeran in combination with the anti-PD-L1 immune checkpoint inhibitor atezolizumab and chemotherapy in patients with surgically removed pancreatic ductal adenocarcinoma (PDAC) presented at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting showed a tolerable safety profile and in eight out of 16 treated patients encouraging immune responses. Based on these data, we and Genentech are planning a randomized study to further evaluate the efficacy and safety of autogene cevumeran in combination with atezolizumab and chemotherapy in patients with resected PDAC.

mRNA Intratumoral Immunotherapy
We, in collaboration with Sanofi, are developing intratumoral immunotherapies utilizing our proprietary mRNA technology. The product candidate SAR441000 (BNT131) consists of modified mRNA encoding immunomodulatory cytokines for direct intratumoral injection.
SAR441000 (BNT131) – A Sanofi-sponsored Phase 1 clinical trial as monotherapy and in combination with an anti-PD-1 checkpoint inhibitor in patients with advanced solid tumors is ongoing.
RiboMabs
Our RiboMab product candidates, BNT141 and BNT142, are mRNAs that encode cancer cell targeting antibodies. These product candidates leverage our proprietary optimized mRNA technology combining nucleoside modifications to minimize immunogenicity with our improved mRNA backbone designs with the aim of maximizing protein expression.
RiboMabs may address the limitations of recombinant antibodies, including costly manufacturing processes and unfavorable pharmacokinetics.
BNT141 encodes an antibody targeting Claudin18.2, expressed in high unmet medical need tumors, including multiple epithelial solid tumors, such as gastric, biliary and pancreatic cancers. BNT142 encodes a bispecific T cell engaging antibody that targets CD3, a T cell receptor component, and CLDN6, an oncofetal cell surface antigen found in solid tumors such as testicular and ovarian cancers.
•BNT141 – An open-label, multi-site Phase 1/2 dose escalation, safety and pharmacokinetic trial of BNT141 followed by expansion cohorts in patients with Claudin 18.2 (CLDN18.2)-positive tumors is ongoing. The trial is evaluating dose escalation as monotherapy in patients with unresectable or metastatic cancers, followed by dose escalation in combination with chemotherapy in patients with advanced unresectable or metastatic CLDN18.2-positive pancreatic adenocarcinoma or cholangiocarcinoma. After dose escalation, expansion cohorts will be evaluated.
•BNT142 – In July 2022, the first patient was dosed in an open-label, multi-center Phase 1/2 dose escalation, safety, and pharmacokinetic trial of BNT142 followed by expansion cohorts in patients with CLDN6-positive advanced solid tumors. The trial is evaluating BNT142 as monotherapy in patients that have exhausted therapy or are not eligible for standard of care therapy. After dose escalation, BNT142 will be evaluated in expansion cohorts in testicular cancer, ovarian cancer, and non-squamous NSCLC.
RiboCytokines
BNT151 and BNT152+153 are nucleoside-modified mRNAs encoding human cytokines fused to human serum albumin. The modified mRNA is formulated with liver-targeting lipid nanoparticles, or LNP, for intravenous delivery. BNT151 encodes an IL-2 variant, BNT152 encodes IL-7 and BNT153 encodes IL-2.
Our RiboCytokine product candidates aim to address the limitations of recombinantly expressed cytokines, including toxicity, limited serum half-life and production costs.
•BNT151 – A first-in-human, open-label, multi-center Phase 1/2 trial of BNT151 (encoding an IL-2 variant) in multiple solid tumor indications is ongoing. Part 1 of the trial is the monotherapy dose escalation and will enroll patients with tumors that are metastatic or unresectable with no available standard therapy likely to confer clinical benefit. In Part 2, the combined treatment dose escalation, patients with different solid tumors will be enrolled and treated with BNT151 and other potential combination agents.
•BNT152+153 – A first-in-human Phase 1 trial evaluating a combination of BNT152 (encoding IL-7) and BNT153 (encoding IL-2) in patients with various solid tumors is ongoing. In parallel, BNT152 and BNT153 monotherapy dose escalation in Part 1 will determine the Part 2 starting dose of each compound in combination. Part 2 will be the combination dose finding of BNT152 and BNT153.
CAR-T Cell Immunotherapy
BNT211 is a chimeric antigen receptor (CAR) directing T cells against the novel target CLDN6 that is tested alone and in combination with a CAR-T cell-amplifying RNA vaccine, or CARVac, encoding CLDN6. CARVac is also based on a pharmacologically optimized uRNA backbone delivered in our proprietary RNA-LPX formulation. CLDN6 CAR-T cells are equipped with a second-generation CAR of high sensitivity and specificity for the tumor-specific carcino-embryonic antigen CLDN6. CARVac drives in vivo expansion of transferred CAR-T cells, aiming to increase their persistence and efficacy. BNT211 aims to overcome CAR-T cell therapy limitations in patients with solid tumors.
•A Phase 1/2 open-label dose escalation and dose expansion trial evaluating BNT211 in patients with CLDN6 positive solid tumors is ongoing. The trial evaluates CLDN6 CAR-T cells dosed as monotherapy and in combination with CLDN6 CARVac.
In September 2022, encouraging follow-up data from the ongoing trial evaluating the safety and preliminary efficacy of BNT211 in patients with relapsed or refractory solid tumors were presented at the European Society for Medical Oncology (ESMO) Congress 2022. The results demonstrated encouraging signs of anti-tumor activity and the safety profile remained manageable for the two tested dose levels. Efficacy assessment of the 21 evaluable patients showed a best overall response rate (ORR) of 33% and a disease control rate (DCR) of 67% with one complete response, six partial responses and seven patients with stable disease. In line with the earlier data presented, particularly encouraging clinical responses were seen in patients with testicular cancer treated with dose level 2 after lymphodepletion (n=7), where one complete response, three partial responses and two stable diseases were observed, representing an ORR of 57% and a DCR of 85%.
These encouraging results build on the positive interim data presented earlier at the American Association for Cancer Research, or AACR, Conference in April 2022 and at the annual meeting of the Association for Cancer Immunotherapy, or CIMT, in May 2022, reinforcing our strategy to combine two of our key technology platforms in hard-to-treat tumor indications.
•In June 2022, the EMA granted Priority Medicines (PRIME) designation to BNT211 for the third- or later-line treatment of testicular germ cell tumors.
Neoantigen-Targeting T Cell Therapy
BNT221 (NEO-PTC-01) is our individualized neoantigen-targeting T cell therapy which targets selected sets of individualized tumor neoantigens.
•A first-in-human Phase 1 dose escalation trial evaluating BNT221 in patients with checkpoint inhibitor unresponsive or refractory metastatic melanoma is ongoing. Part 1 of the trial consists of a monotherapy dose escalation of BNT221. In Part 2, BNT221 will be dosed in combination with anti-PD1 therapy after first-line treatment.
Next Generation Immunomodulators
We are developing, in collaboration with Genmab, bispecific antibodies that function as tumor-targeted and dual immunomodulators, applying Genmab’s proprietary DuoBody technology in combination with our joint target identification and product concept expertise.
These next generation immune checkpoint modulators are designed to prime and activate anti-tumor T cell and Natural Killer cell function.
BNT311 and BNT312 are partnered with Genmab as part of a 50/50 collaboration in which development costs and future profit are shared.
BNT311 (GEN1046) is a first-in-class bispecific antibody combining PD-L1 checkpoint inhibition with 4-1BB checkpoint activation. BNT312 (GEN1042) is a first-in-class bispecific antibody aiming to induce conditional immune activation by crosslinking CD40 and 4-1BB positive cells.
•BNT311 (GEN1046) – A Phase 2, multicenter, randomized, open-label trial of BNT311 as monotherapy and in combination with pembrolizumab in subjects with relapsed/refractory metastatic NSCLC after treatment with standard of care therapy with an immune checkpoint inhibitor is ongoing. The primary endpoint of the study is ORR according to RECIST v1.1. Secondary endpoints include DOR, time to response, PFS, OS and safety. Preliminary safety data from the non-randomized safety run-in that precedes the randomized part of the Phase 2 trial are planned to be presented at the ESMO-Immuno-Oncology annual congress in December 2022.
A Phase 1/2 trial with expansion cohorts in patients with solid tumors is ongoing. Multiple expansion cohorts are ongoing, including patients with NSCLC, triple negative breast cancer or TNBC, urothelial cancer, squamous cell carcinoma of the head and neck, or SCCHN, and cervical cancer.
•BNT312 (GEN1042) - A Phase 1/2 trial in patients with solid tumors is ongoing. Expansion cohorts in melanoma, NSCLC, pancreatic and head and neck carcinoma are recruiting for combination regimens of BNT312 in these indications. Safety and preliminary efficacy data of BNT312 combination therapy in patients with advanced solid tumors are planned to be presented at the ESMO-Immuno- Oncology annual congress in December 2022.
In August 2022, we announced the expansion of our global strategic collaboration with Genmab for the joint development of BNT313 (GEN1053), a monospecific antibody candidate targeting CD27 to address malignant solid tumors. It is based on Genmab's HexaBody technology and is engineered to induce clustering of CD27 on the plasma membrane of T cells with the aim to enhance T cell activation, proliferation and differentiation without depleting T cells. Under this 50/50 collaboration, the development costs and potential future profits for BNT313 will be shared equally.
•BNT313 (GEN1053) – In November 2022, a Phase 1 trial was initiated to evaluate the safety, tolerability, and preliminary efficacy of BNT313 as a monotherapy for the treatment of malignant solid tumors. The dose escalation part will explore the safety of escalating doses of BNT313. The expansion part is planned to provide additional safety and initial antitumor activity information on the selected dose regimen in selected tumor indications, as well as more detailed data related to the mode of action.
•At the 37th Annual meeting of the Society for Immunotherapy of Cancer (SITC) in November 2022, we intend to present preclinical data that characterize the mechanism of action of HexaBody-CD27. In the in vitro experiments, HexaBody-CD27 exhibited CD27 agonist activity independently of Fc gamma receptor-mediated crosslinking. HexaBody-CD27 enhanced activation, proliferation, and proinflammatory cytokine secretion of human CD4+ and CD8+ T cells as well as CD8+ T -cell mediated cytotoxic activity towards tumor cells in vitro. In mice expressing human CD27 protein, it enhanced expansion and IFN-γ secretion of antigen-specific CD8+ T cells in vivo. Overall, the data demonstrated a unique potential mechanism of action that distinguishes HexaBody-CD27 from benchmark monoclonal antibodies targeting CD27.
Targeted Cancer Antibodies
BNT321 (MVT-5873) is a fully human IgG1 monoclonal antibody targeting sialyl Lewis A (sLea), an epitope on CA19-9 that is expressed in pancreatic and other solid tumors that plays a role in tumor adhesion and metastasis formation and is a marker of an aggressive cancer phenotype.
•BNT321 is currently in Phase 1 clinical development in pancreatic cancer and other CA19-9 expressing solid tumors.
Small Molecule Immunomodulators
BNT411 is our novel small molecule TLR7 agonist product candidate designed to activate both the adaptive and innate immune system through the TLR7 pathway.
•A Phase 1/2 dose-escalation trial of BNT411 as a monotherapy in patients with solid tumors and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve extensive-stage small cell lung cancer, or ES-SCLC, is ongoing.
Rare Disease Protein Replacement Therapies
We are collaborating with Genevant to combine our mRNA technology with Genevant’s LNP delivery technology, to create up to five mRNA protein replacement therapies for the treatment of rare diseases with high unmet medical needs. Currently, we have placed the programs on hold in order to focus on other disease areas.

Financial Operations Overview
The following table shows our unaudited interim condensed consolidated statements of profit or loss for each period presented:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in millions, except per share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues
Commercial revenues	€3,394.8	€6,040.1	€12,923.3	€13,348.1
Research & development revenues	66.4	47.2	109.0	96.1
Total revenues	€3,461.2	€6,087.3	€13,032.3	€13,444.2

Cost of sales	(752.8)	(1,211.4)	(2,811.5)	(2,328.3)
Research and development expenses	(341.8)	(260.4)	(1,027.2)	(677.7)
Sales and marketing expenses	(12.8)	(10.5)	(44.9)	(32.5)
General and administrative expenses	(141.0)	(68.2)	(361.8)	(154.9)
Other operating expenses	(285.1)	(26.4)	(594.6)	(27.3)
Other operating income	459.8	213.1	1,157.5	360.6
Operating income	€2,387.5	€4,723.5	€9,349.8	€10,584.1

Finance income	60.9	26.6	448.5	51.4
Finance expenses	(4.3)	(82.7)	(16.8)	(303.0)
Profit before tax	€2,444.1	€4,667.4	€9,781.5	€10,332.5

Income taxes	(659.2)	(1,456.4)	(2,625.8)	(3,206.2)
Profit for the period	€1,784.9	€3,211.0	€7,155.7	€7,126.3

Earnings per share
Basic profit for the period per share	€7.43	€13.14	€29.47	€29.22
Diluted profit for the period per share	€6.98	€12.35	€27.70	€27.46
Important financial and operating terms and concepts are described in Item 5 of our Annual Report on Form 20-F as of and for the year ended December 31, 2021.

Operational Impacts of COVID-19
As we advance our clinical programs, we are in close contact with our principal investigators and clinical sites, and are assessing the impact on the clinical trials, expected timelines and costs on an ongoing basis. For certain programs, including BNT111, BNT113, BNT122, BNT141 and BNT142 (RiboMabs), BNT151 and BNT152/153 (RiboCytokines) and BNT161 (Influenza), delays in the commencement of trials were experienced, due to slowed patient enrollment and other delays as a result of the COVID-19 pandemic. After several months of delay to focus efforts on our COVID-19 vaccine in 2020, in 2021 we started four Phase 2 clinical trials: two for our FixVac product candidates BNT111 and BNT113, one each for our iNeST program BNT122 as well as for our bispecific antibody program BNT311. In addition, we have started multiple Phase 1 clinical trials in 2021 and 2022 that include product candidates for BNT211 (CARVac), BNT221 (NEO-PTC-01, a neoantigen-based T-cell therapy), BNT151 and BNT152+153 (RiboCytokines), BNT116 (FixVac), BNT141 (RiboMab) and BNT142 (RiboMab). The delays, even though they were temporary, may negatively impact our operations and overall business by delaying further progress of these clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be negatively impacted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness. Such factors were evaluated and considered when preparing this Quarterly Report as of and for the three and nine months ended September 30, 2022. We will continue to evaluate observed and potential effects of the COVID-19 pandemic.
COVID-19 Collaborations
In response to the COVID-19 pandemic, we initiated our COVID-19 vaccine development program, BNT162, in late January 2020, leveraging our proprietary mRNA platform, and assembled a global consortium of partners including Pfizer (marketing and distribution rights worldwide with the exception of China, Germany and Turkey) and Fosun Pharma (marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan).
Details about our COVID-19 collaborations are described further in our Key Pipeline Updates above, Items 4 and 5 of our Annual Report on Form 20-F as of and for the year ended December 31, 2021, as well as the notes to our audited consolidated financial statements included in that Annual Report.

Comparison of the three and nine months ended September 30, 2022 and 2021
Revenues
The following is a summary of revenues recognized for the periods indicated:

	Three months ended September 30,		Change
(in millions)	2022	2021	€	%
Revenues
Commercial revenues	€3,394.8	€6,040.1	€(2,645.3)	(44)
COVID-19 vaccine revenues	3,378.1	6,021.6	(2,643.5)	(44)
Sales to collaboration partners(1)	259.4	312.3	(52.9)	(17)
Direct product sales to customers	564.5	1,350.8	(786.3)	(58)
Share of collaboration partners' gross profit and sales milestones	2,554.2	4,358.5	(1,804.3)	(41)
Other sales	16.7	18.5	(1.8)	(10)
Research & development revenues from collaborations	€66.4	€47.2	€19.2	41
Total revenues	€3,461.2	€6,087.3	€(2,626.1)	(43)
(1)    Represents sales to our collaboration partners of products manufactured by us.

	Nine months ended September 30,		Change
(in millions)	2022	2021	€	%
Revenues
Commercial revenues	€12,923.3	€13,348.1	€(424.8)	(3)
COVID-19 vaccine revenues	12,883.9	13,303.2	(419.3)	(3)
Sales to collaboration partners(1)	1,470.9	514.3	956.6	186
Direct product sales to customers	2,284.6	2,586.2	(301.6)	(12)
Share of collaboration partners' gross profit and sales milestones	9,128.4	10,202.7	(1,074.3)	(11)
Other sales	39.4	44.9	(5.5)	(12)
Research & development revenues from collaborations	€109.0	€96.1	€12.9	13
Total revenues	€13,032.3	€13,444.2	€(411.9)	(3)
(1)    Represents sales to our collaboration partners of products manufactured by us.
For the three months ended September 30, 2022 compared to the three months ended September 30, 2021, our total revenues from contracts with customers decreased by €2,626.1 million from €6,087.3 million to €3,461.2 million, whereas our total revenues on a year-to-date basis slightly decreased by €411.9 million from €13,444.2 million during the nine months ended September 30, 2021 to €13,032.3 million during the nine months ended September 30, 2022. We believe the development of the pandemic remains dynamic which influences the switch from the BNT162b2 vaccine to an Omicron-adapted bivalent vaccine, thereby causing a re-phasing of orders from those made earlier in the year to a later time in the year. These developments are leading to fluctuations in quarterly revenues which we expect to remain over the rest of the financial year with an uptake in demand in our key markets in the fourth quarter of 2022 related to the Omicron-adapted bivalent vaccine.
We are the marketing authorization holder in the United States, the European Union, the United Kingdom, Canada and other countries, and holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries; submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are ongoing. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Turkey. Shanghai Fosun Pharmaceutical (Group) Co., Ltd, or Fosun Pharma, has marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.
Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and our COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. During the three and nine months ended September 30, 2022, we recognized €259.4 million and €1,470.9 million of revenues, respectively, from selling drug product batches manufactured by us to our partners. During the comparative periods, three and nine months ended September 30, 2021, the revenues derived from sales to collaboration partners amounted to €312.3 million and €514.3 million were recognized, respectively.
By supplying our territories during the three and nine months ended September 30, 2022, we recognized €564.5 million and €2,284.6 million of revenues, respectively, from direct COVID-19 vaccine sales in our territory. During the comparative periods, three and nine months ended September 30, 2021, recognized revenues derived from those sales amounted to €1,350.8 million and €2,586.2 million, respectively. The share of gross profit that we owe our collaboration partner Pfizer based on our sales is recognized as cost of sales.
Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit which represents a net figure and is recognized as collaboration revenues during the commercial phase together with sales milestones that are recorded once the underlying thresholds are met. During the three months ended September 30, 2022, €2,554.2 million gross profit share was recognized as revenues. During the comparative period, three months ended September 30, 2021, €4,189.9 million gross profit share and €168.6 million of sales milestones were recognized as revenues. During the nine months ended September 30, 2022, €9,128.4 million of gross profit share were recognized. During the comparative period, nine months ended September 30, 2021, €9,786.9 million of gross profit share and €415.8 million of sales milestones were recognized as revenues. In order to determine our share of our collaboration partners’ gross profits, we used certain information from the collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available. The true-up recognized prospectively during the three and nine months ended September 30, 2022 and 2021, with respect to the previous period, was not material.
Cost of Sales
The following table summarizes our cost of sales for the periods indicated:

	Three months ended September 30,		Change
(in millions)	2022	2021	€	%
Cost of sales
Cost of sales related to COVID-19 vaccine revenues	€737.8	€1,194.8	€(457.0)	(38)
Cost related to other sales	15.0	16.6	(1.6)	(10)
Total cost of sales	€752.8	€1,211.4	€(458.6)	(38)

	Nine months ended September 30,		Change
(in millions)	2022	2021	€	%
Cost of sales
Cost of sales related to COVID-19 vaccine revenues	€2,779.4	€2,290.1	€489.3	21
Cost related to other sales	32.1	38.2	(6.1)	(16)
Total cost of sales	€2,811.5	€2,328.3	€483.2	21
From the three months ended September 30, 2022 compared to the three months ended September 30, 2021, our cost of sales decreased by €458.6 million from €1,211.4 million to €752.8 million but on a year-to-date basis still increased by €483.2 million from €2,328.3 million during the nine months ended September 30, 2021 to €2,811.5 million during the nine months ended September 30, 2022. The change in cost of sales resulted mainly from the recognition of costs related to our COVID-19 vaccine revenues which included the share of gross profit owed to our collaboration partner Pfizer. In addition, cost of sales was impacted by expenses arising from inventory write-offs and expenses for production capacities derived from contracts with Contract Manufacturing Organizations, or CMOs, that became redundant as a direct result of the introduction of a new COVID-19 vaccine formulation, the switch from the BNT162b2 vaccine to an Omicron-adapted bivalent vaccine and due to increased internal manufacturing capacities during the three and nine months ended September 30, 2022.

Research and Development Expenses
The following table summarizes our research and development expenses for the periods indicated:

	Three months ended September 30,		Change
(in millions)	2022	2021	€	%
Research and development expenses
Laboratory supplies	€191.3	€10.2	€181.1	n.m.
Wages, benefits and social security expense	122.8	70.0	52.8	75
Depreciation and amortization	13.6	8.5	5.1	60
Purchased services	—	160.8	(160.8)	(100)
Other	14.1	10.9	3.2	29
Total research and development expenses	€341.8	€260.4	€81.4	31

	Nine months ended September 30,		Change
(in millions)	2022	2021	€	%
Research and development expenses
Purchased services	€361.4	€402.6	€(41.2)	(10)
Laboratory supplies	297.0	38.1	258.9	680
Wages, benefits and social security expense	279.1	185.7	93.4	50
Depreciation and amortization	36.0	23.1	12.9	56
Other	53.7	28.2	25.5	90
Total research and development expenses	€1,027.2	€677.7	€349.5	52
From the three months ended September 30, 2022 compared to the three months ended September 30, 2021, our research and development expenses increased by €81.4 million or 31% from €260.4 million to €341.8 million as well as by €349.5 million from €677.7 million during the nine months ended September 30, 2021 to €1,027.2 million during the nine months ended September 30, 2022 mainly due to increased research and development expenses in the period incurred as well as an increase in wages, benefits and social security expenses resulting from an increase in headcount and higher expenses in the context of the share based payments. Purchased services also include costs related to the manufacturing of pre-launch Omicron vaccine candidates charged from collaboration partners. Until regulatory approval is obtained, if ever, it is not clear whether these costs will be finally shared as research and development expenses or if these costs are finally part of the partner's gross profit share. Accordingly, research and development expenses are impacted by write-down expenses charged by collaboration partners and may change before respective regulatory approval has been obtained, if ever.

General and Administrative Expenses
The following table summarizes our general and administrative expenses for the periods indicated:

	Three months ended September 30,		Change
(in millions)	2022	2021	€	%
General and administrative expenses
Purchased services	€38.7	€14.6	€24.1	165
Wages, benefits and social security expense	37.8	22.5	15.3	68
IT and office equipment	23.7	6.3	17.4	276
Insurance premiums	17.7	14.7	3.0	20
Other	23.1	10.1	13.0	129
Total general and administrative expenses	€141.0	€68.2	€72.8	107

	Nine months ended September 30,		Change
(in millions)	2022	2021	€	%
General and administrative expenses
Wages, benefits and social security expense	€108.3	€53.9	€54.4	101
Purchased services	103.6	38.1	65.5	172
IT and office equipment	57.5	14.3	43.2	302
Insurance premiums	32.2	23.4	8.8	38
Other	60.2	25.2	35.0	139
Total general and administrative expenses	€361.8	€154.9	€206.9	134
From the three months ended September 30, 2022 compared to the three months ended September 30, 2021, our general and administrative expenses increased by €72.8 million or 107% from €68.2 million to €141.0 million as well as by €206.9 million from €154.9 million during the nine months ended September 30, 2021 to €361.8 million during the nine months ended September 30, 2022 mainly due to recognizing increased expenses for purchased external services as well as an increase in wages, benefits and social security expenses resulting from an increase in headcount.

Other Operating Income / Expenses
The following table summarizes our other result, including other operating income and expenses, for the periods indicated:

	Three months ended September 30,		Change
(in millions)	2022	2021	€	%
Other result
Other operating income	€459.8	€213.1	€246.7	116
Foreign exchange differences, net	449.1	190.3	258.8	136
Government grants	0.2	20.9	(20.7)	(99)
Other	10.5	1.9	8.6	453
Other operating expenses	€(285.1)	€(26.4)	€(258.7)	980
Loss on derivative instruments at fair value through profit or loss	(282.7)	(24.9)	(257.8)	n.m.
Other	(2.4)	(1.5)	(0.9)	60
Total other result	€174.7	€186.7	€(12.0)	(6)

	Nine months ended September 30,		Change
(in millions)	2022	2021	€	%
Other result
Other operating income	€1,157.5	€360.6	€796.9	221
Foreign exchange differences, net	1,090.1	265.4	824.7	311
Government grants	0.2	88.9	(88.7)	(100)
Other	67.2	6.3	60.9	967
Other operating expenses	€(594.6)	€(27.3)	€(567.3)	n.m.
Loss on derivative instruments at fair value through profit or loss	(581.7)	(24.9)	(556.8)	n.m.
Other	(12.9)	(2.4)	(10.5)	438
Total other result	€562.9	€333.3	€229.6	69
From the three months ended September 30, 2022 compared to the three months ended September 30, 2021, our total other result decreased by €12.0 million from €186.7 million to €174.7 million but increased by €229.6 million from €333.3 million during the nine months ended September 30, 2021 to €562.9 million during the nine months ended September 30, 2022 mainly due to recording higher other income from foreign exchange differences arising on operating items. The increase reflects the change in foreign exchange rate and primarily related to our U.S. dollar denominated trade receivables which mainly resulted from our COVID-19 collaboration with Pfizer, compensated by the foreign exchange rate effects of our U.S. dollar denominated trade payables as well as U.S. dollar denominated other financial liabilities which mainly resulted from obligations incurred from our license agreements. The increasing effect was offset by recording changes in fair values of foreign exchange forward contracts that we entered into to manage some of our transaction exposures but were not designated as hedging instruments under IFRS. In addition, other income related to government grants recognized in the prior year period did not re-occur during the three and nine months ended September 30, 2022.

Finance Income / Expenses
The following table summarizes our finance result for the periods indicated:

	Three months ended September 30,		Change
(in millions)	2022	2021	€	%
Finance result
Finance income	€60.9	€26.6	€34.3	129
Foreign exchange differences, net	53.2	26.0	27.2	105.0
Interest income	7.7	0.6	7.1	n.m.
Finance expenses	€(4.3)	€(82.7)	€78.4	(95)
Interest expenses related to financial assets	(2.5)	—	(2.5)	—
Interest expenses related to lease liabilities	(1.7)	(0.8)	(0.9)	113
Amortization of financial instruments	(0.1)	(0.4)	0.3	(75)
Fair value adjustments of financial instruments measured at fair value	—	(81.5)	81.5	(100)
Total finance result	€56.6	€(56.1)	€112.7	(201)

	Nine months ended September 30,		Change
(in millions)	2022	2021	€	%
Finance result
Finance income	€448.5	€51.4	€397.1	773
Foreign exchange differences, net	222.0	50.2	171.8	342
Fair value adjustments of financial instruments measured at fair value	216.8	—	216.8	—
Interest income	9.7	1.2	8.5	708
Finance expenses	€(16.8)	€(303.0)	€286.2	(94)
Interest expenses related to financial assets	(10.8)	—	(10.8)	—
Amortization of financial instruments	(2.7)	(7.6)	4.9	(64)
Interest expenses related to lease liabilities	(3.3)	(2.0)	(1.3)	65
Fair value adjustments of financial instruments measured at fair value	—	(293.4)	293.4	(100)
Total finance result	€431.7	€(251.6)	€683.3	(272)
From the three months ended September 30, 2022 compared to the three months ended September 30, 2021, our total financial result increased by €112.7 million from a negative financial result of €56.1 million to a positive financial result of €56.6 million as well as by €683.3 million from a negative financial result of €251.6 million during the nine months ended September 30, 2021 to a positive financial result of €431.7 million during the nine months ended September 30, 2022, mainly due to increased income arising from the final fair value measurement adjustments of the derivative embedded within the convertible note upon early redeeming the convertible note as of March 1, 2022, the redemption date (see Note 6 of our unaudited interim condensed consolidated financial statements included elsewhere in this Quarterly Report). In addition, finance income was increased with respect to recognizing foreign exchange differences arising on financing items (i.e. U.S. dollar denominated cash and cash equivalents).
Income Taxes
For the nine months ended September 30, 2022 and 2021, income taxes were calculated based on the best estimate of the weighted average annual income tax rates expected for the full financial years (estimated annual effective income tax rates) on ordinary income before tax plus the tax effect of any discrete items. For the nine months ended September 30, 2022 and 2021, our effective income tax rates were approximately 26.8% and 31.0%, respectively. The effective income tax rate decreased in part due to average trade tax rates in Mainz, Marburg and Idar-Oberstein decreasing from 2022 onward. During the three and nine months ended September 30, 2022, current income taxes were recognized with respect to the German tax group. Deferred tax effects were recognized with respect to identified discrete items. In addition, the non-tax effective fair value measurement of the convertible note was considered as permanent difference for the nine months ended September 30, 2022. As of September 30, 2022, we continue to maintain a valuation allowance against deferred tax assets of our U.S. tax group as there is not sufficient probability in terms of IAS 12 that there will be future taxable profits available against which the unused tax losses and temporary differences can be utilized.
On November 15, 2018, we established a share option program pursuant to which we were permitted to grant selected employees and our Management Board options to receive shares in the Company. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered the participants a certain number of rights, or Option Rights, subject to their explicit acceptance. Grants under the ESOP took place from November 2018 until December 2019. An exercise of Option Rights in accordance with the terms of the ESOP gives a participant the right to obtain shares against payment of the exercise price. By way of an updated decision of the Supervisory Board at the end of September 2022 compared to the initial settlement mechanism, an ESOP settlement may be made by delivery to the participant of such number of ADSs equal to the net value of the exercised Option Rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The respective number of ADS shall be settled with ADS acquired in the course of the share repurchase program. The applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise are paid in cash directly to the respective authorities. Tax expenses on the settlement are only recognized once the Option Rights have been exercised. The updated decision of the Supervisory Board on the settlement mechanism of Option Rights end of September 2022 led based on IAS 12 to a deferred tax asset in the total amount of €395.2 million as of September 30, 2022. Thereof a deferred tax asset in the amount of €23.2 million is recognized as income taxes in our unaudited interim condensed consolidated statements of profit or loss to the extend expenses have been recognized with an effect of profit and loss in the past. In accordance with IAS 12.68c the remainder in the amount of €372.0 million is recognized directly in equity with in as other reserves in our unaudited interim condensed consolidated statements of changes in stockholders’ equity.
Related Party Transactions
Related party transactions that occurred during the three and nine months ended September 30, 2022 and 2021 are explained in Note 11 to the unaudited interim condensed consolidated financial statements included elsewhere in this Quarterly Report.
Critical Accounting Policies and Use of Estimates
Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2022 have been prepared in accordance with IFRS, as issued by the IASB.
The preparation of the unaudited interim condensed consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions by the management that affect the value of assets and liabilities as reported on the balance sheet date, and revenues and expenses arising during the respective reporting period. As described in Item 5 of our Annual Report on Form 20-F as of and for the year ended December 31, 2021 as well as the Note 3 to our audited consolidated financial statements included in that Annual Report, the area where our management needed to apply judgment the most relates to the recognition of revenues. This includes but is not limited to determining commercial revenues under our collaboration agreement, which is recognized based on the collaboration partners’ gross profit from COVID-19 vaccine sales where we used certain information from the collaboration partner, including revenues from the sale of products, some of which is based on preliminary data shared between the partners. These estimated figures may change in future periods as we receive final data from our collaboration partner. Those changes in our share of the collaboration partner’s gross profit are recognized prospectively as change in estimates.
Further areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to establishing the fair value of intangibles and derivatives, the formation of provisions, as well as income taxes. We base our assumptions and estimates on parameters available when the unaudited interim condensed consolidated financial statements are prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.
Our critical accounting policies and the use of estimates are discussed further in Item 5 of our Annual Report on Form 20-F as of and for the year ended December 31, 2021 as well as Note 2.3 and Note 3 to our audited consolidated financial statements included in that Annual Report and include those related to revenue recognition, research and development expenses, share-based compensation, fair value measurement of share-based awards as well as taxes. Actual results in the areas related to critical accounting estimates could differ from management’s estimates.

Legal Proceedings
As of September 30, 2022, certain claims were pending or threatened against us, mainly related to purported obligations arising out of certain contractual disputes unrelated to the below mentioned patent proceedings. Our best estimate of potential outflow of economic resources from such proceedings amounts to €359.1 million as of September 30, 2022 (€177.9 million as of December 31, 2021), which was reclassified into current provisions during the nine months ended June 30, 2022 in our consolidated statements of financial position due to the current estimated timing of the proceeding and was recognized in cost of sales in our unaudited interim condensed consolidated statements of profit or loss. This assessment is based on assumptions deemed reasonable by management including those about future events and uncertainties. Although we believe our position is strong, the outcome of these matters is ultimately uncertain, such that unanticipated events and circumstances might occur that might cause us to change those assumptions and give rise to a material adverse effect on our financial position in the future.
In addition to the above, from time to time, in the normal course and conduct of our business, we may be involved in discussions with third parties about considering, for example, the use and/or remuneration for use of such third party’s intellectual property. As of September 30, 2022, none of such intellectual property-related considerations that we have been notified of and for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim. It is currently impractical for us to estimate the respective contingent liabilities.
For a description of the risks relating to these and other legal proceedings we face and may in the future face, see “Risk Factors” elsewhere in this Quarterly Report.
Alnylam Proceedings
In March 2022, Alnylam Pharmaceuticals, Inc., or Alnylam, filed a lawsuit against Pfizer and Pharmacia & Upjohn    Co. LLC in the U.S. District Court for the District of Delaware alleging that an existing patent owned by Alnylam, U.S. Patent No. 11,246,933, or the ‘933 Patent, is infringed by the cationic lipid used in COMIRNATY, and seeking monetary relief, which is not specified in their filings. We filed a counterclaim to become party to the Alnylam proceeding, and in June 2022, Alnylam added to its claims allegations that we induced infringement of the ‘933 Patent. Additionally, in July 2022, Alnylam filed a lawsuit against us, our wholly owned subsidiary, BioNTech Manufacturing GmbH, Pfizer, and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that we also induced infringement of a newly issued patent, U.S. Patent No. 11,382,979, or the ‘979 Patent, which is a continuation of the ‘933 Patent.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of Alnylam’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. In light of the foregoing, as well as discussions with our outside counsel, we believe the probability of a loss, if any, being sustained by us and the estimate of the amount of any possible loss to us remains difficult to ascertain. As a result, we have determined that this matter represents a contingency at this time. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
CureVac Proceedings
In July 2022, CureVac AG, or CureVac, filed a lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging COMIRNATY’s infringement of one European patent, EP1857122B1, or the EP’122 Patent, and three Utility Models DE202015009961U1, DE202015009974U1, and DE202021003575U1. Later in July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by COMIRNATY of U.S. Patent Nos. 11,135,312, 11,149,278, and 11,241,493. In August 2022, CureVac added European Patent, EP3708668B1, or the EP’668 Patent, to its German lawsuit. In September 2022, we and Pfizer filed a declaration of non-infringement and revocation action against the EP’122 Patent and the EP’668 Patent in the Business and Property Courts of England and Wales. In addition, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid.
We believe we have strong defenses against the allegations claimed relative to each of the patents and utility models and intend to vigorously defend itself in the proceedings mentioned above. However, our analysis of CureVac’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. In light of the foregoing, as well as discussions with our outside counsel, we believe the probability of a loss, if any, being sustained by us and the estimate of the amount of any possible loss to us remains difficult to ascertain. As a result, we have determined that this matter represents a contingency at this time. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Moderna Proceedings
In August 2022, ModernaTX, Inc., or Moderna, filed three patent infringement lawsuits against us and Pfizer related to COMIRNATY. Moderna filed a lawsuit against us and Pfizer and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH, and BioNTech Manufacturing Marburg GmbH, Pfizer Manufacturing Belgium NV, Pfizer Ireland Pharmaceuticals, and Pfizer Inc. in the Düsseldorf Regional Court alleging COMIRNATY’s infringement of two European Patents, 3590949B1, or the EP’949 Patent, and 3718565B1, or the EP’565 Patent. Moderna filed a second lawsuit asserting infringement of the EP’949 Patent and EP’565 Patent against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH, and BioNTech Manufacturing Marburg GmbH, Pfizer Limited, Pfizer Manufacturing Belgium NV, and Pfizer Inc. in the Business and Property Courts of England and Wales. Additionally, Moderna filed a lawsuit in the United States District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc., and Pfizer Inc. alleging infringement of U.S. Patent Nos. 10,898,574; 10,702,600; and 10,933,127, and seeking monetary relief, which was not specified in the filings. In September 2022, we and Pfizer filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of the EP’949 Patent and EP’565 Patent. Later in September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH, and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V., and Pfizer Inc. in the District Court of The Hague alleging COMIRNATY’s infringement of the EP ‘949 Patent and EP’565 Patent.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourself in the proceedings mentioned above. However, our analysis of Moderna’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. In light of the foregoing, as well as discussions with our outside counsel, we believe the probability of a loss, if any, being sustained by us and the estimate of the amount of any possible loss to us remains difficult to ascertain. As a result, we have determined that this matter represents a contingency at this time. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Liquidity and Capital Resources
Overview
Given our strong financial, scientific and operational accomplishments, we believe we have the resources to diligently allocate our current capital to drive a multi-platform strategy and deliver a fully integrated global biotechnology company. On the R&D front, we are focused on developing next generation COVID-19 vaccines to maintain leadership and pandemic preparedness as well as broaden the label of and access to the vaccine. We also plan to invest heavily to build out our global development organization, bringing in talent with clinical and regulatory expertise needed to rapidly advance our diversified clinical pipeline. We are also diversifying our therapeutic area footprint which will enable us to fully leverage the potential of all technology platforms across autoimmune diseases, inflammatory diseases, cardiovascular disease, neurodegenerative diseases, and regenerative medicines. In addition, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. To support our future trajectory, growing the organization and expanding our team is of utmost importance. We are on the way to develop our global footprint in key regions including Europe, the United States, Asia and Africa. Additionally, investing in manufacturing capabilities for key technologies and deploying our pandemic response capabilities remain priorities for us. As of September 30, 2022, we had cash and cash equivalents of €13,423.7 million. When analyzing our liquidity, we anticipate certain significant balance sheet items that are expected to improve our cash and cash equivalents balance subsequent to the end of the reporting period. Our trade receivables remained outstanding as of September 30, 2022 mainly due to the contractual settlement of the gross profit share under our COVID-19 collaboration with Pfizer as described in Note 6 to the unaudited interim condensed consolidated financial statements included elsewhere in this Quarterly Report. As of September 30, 2022, our trade receivables included trade receivables which related to the gross profit share for the second and third quarter of 2022. The payment settling our gross profit share for the second quarter of 2022 (as defined by the contract) was received from our collaboration partner in October 2022, subsequent to the end of the reporting period. Of our trade receivables outstanding as of September 30, 2022, we collected €3,185.9 million in cash. In total, our cash and cash equivalents as of October 15, 2022 amounted to €16,130.4 million.
Cash and cash equivalents are invested in accordance with our investment policy, primarily with a focus on liquidity and capital preservation, and consist primarily of cash in bank accounts and on hand as well as short-term investments, including time deposits and money market funds with an original maturity of three months or less, which are stated at fair value.

During the nine months ended September 30, 2022, we repaid large parts of our outstanding loans (see Note 6 to the unaudited interim condensed consolidated financial statements included elsewhere in this Quarterly Report).
On July 27, 2020, we offered 5,500,000 American Depositary Shares, or ADSs, each representing one of our ordinary shares, in a public, underwritten offering on the Nasdaq Global Select Market at a public offering price of $93.00 per ADS, or the Underwritten Offering. On August 27, 2020, following the Underwritten Offering, we issued 16,124 ADSs each representing one of our ordinary shares, in a rights offering at the same public offering price of $93.00 per ADS, or the Rights Offering. The Underwritten Offering and the Rights Offering are part of a single, global offering which we refer to as the Global Offering. The gross proceeds of the Global Offering were $513.0 million (€436.3 million).
A fund associated with Temasek Capital Management Pte. Ltd. and another accredited investor participated in a private investment which we refer to as the June 2020 Private Placement. The private placement included an investment in a four-year mandatory convertible note and an investment in ordinary shares. The €100.0 million four-year mandatory convertible note with a coupon of 4.5% per annum and a conversion premium of 20% above the reference price was early redeemed during the nine months ended September 30, 2022. During April 2022, the early redemption was fulfilled by issuing 1,744,392 ordinary shares (see Notes 6 and 8 to the unaudited interim condensed consolidated financial statements included elsewhere in this Quarterly Report).
In November 2020, we entered into a sales agreement, or the Sales Agreement, with Jefferies LLC and SVB Leerink LLC (now known as SVB Securities LLC), as sales agents, to establish an at-the-market offering program, pursuant to which we may sell, from time to time, ADSs representing ordinary shares for aggregate gross proceeds of up to $500.0 million. During the years ended December 31, 2020 and 2021, we sold 735,490 ADS and 995,890 ADS, respectively, each representing one of our ordinary shares and previously held in treasury, under the Sales Agreement. During the years ended December 31, 2020 and 2021, the aggregate gross proceeds were $92.9 million (€76.5 million) and $200.0 million (€163.6 million), respectively. As of September 30, 2022, the remaining capacity under the Sales Agreement is $207.1 million. Under the at-the-market offering program, ADSs are sold at-the-market, via the stock exchange, and therefore no shareholders’ subscription rights are affected.
In January 2022, we announced a new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV). In connection with this collaboration, Pfizer agreed to make an equity investment in us, acquiring 497,727 ordinary shares paying a total amount of €110.6 million. The issuance of 497,727 ordinary shares with the nominal amount of €0.5 million was registered with the commercial register (Handelsregister) on March 24, 2022 (see Note 8 to the unaudited interim condensed consolidated financial statements included elsewhere in this Quarterly Report).
In March 2022, our Management Board and Supervisory Board authorized a share repurchase program of ADSs, pursuant to which we may repurchase ADSs in the amount of up to $1.5 billion over the next two years. On May 2, 2022, the first tranche of our share repurchase program of ADSs, with a value of up to $1.0 billion, commenced. During the nine months ended September 30, 2022, 6,545,030 ADSs were repurchased at an average price of $144.44, for total consideration of $945.4 million (€930.7 million).
In June 2022, at the Annual General Meeting, our shareholders approved the proposed special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs), which led to an aggregate payment of €484.3 million in the same period.
Cash Flow
The following table summarizes the primary sources and uses of cash for each period presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021 (restated)	2022	2021 (restated)
Net cash flows from (used in):
Operating activities	€4,778.9	€1,500.8	€12,748.2	€1,089.2
Investing activities	(83.3)	(408.1)	125.7	(466.2)
Financing activities	(653.4)	(5.3)	(1,354.6)	143.1
Total cash inflow	€4,042.2	€1,087.4	€11,519.3	€766.1

Operating Activities
We derive cash flows from operations primarily from the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business. During the three and nine months ended September 30, 2022, our cash flows from operating activities include the settlement payments of our gross profit share from our collaboration partner Pfizer as scheduled by the contractual arrangement. As described in Note 6 to the unaudited interim condensed consolidated financial statement included elsewhere in this Quarterly Report, the contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. Therefore, subsequent to the end of the reporting period, in October 2022, we further improved our cash position as we received the settlement payment of our gross profit share for the second quarter of 2022 (as defined by the contract).
Net cash generated from operating activities for the three months ended September 30, 2022 was €4,778.9 million, comprising a profit before tax of €2,444.1 million, positive non-cash adjustments of €203.9 million, a net positive change in assets and liabilities of €2,884.2 million and income taxes paid of €753.3 million. Non-cash items primarily included net foreign exchange differences as well as share-based payment expenses without cash-effect. The net positive change in assets and liabilities was primarily due to a decrease in trade and other receivables related to our COVID-19 collaboration with Pfizer.
Net cash generated in operating activities for the three months ended September 30, 2021 was €1,500.8 million, comprising a profit before tax of €4,667.4 million, negative non-cash adjustments of €65.1 million, and a net negative change in assets and liabilities of €3,099.0 million. The net negative change in assets and liabilities was primarily due to an increase in trade and other receivables related to our COVID-19 collaboration with Pfizer.
Net cash generated from operating activities for the nine months ended September 30, 2022 was €12,748.2 million, comprising a profit before tax of €9,781.5 million, negative non-cash adjustments of €173.3 million, a net positive change in assets and liabilities of €5,984.7 million and income taxes paid of €2,834.7 million. Non-cash items primarily included net foreign exchange differences and finance income related to our convertible bond fair value update. The net positive change in assets and liabilities was primarily due to a decrease in trade and other receivables related to our COVID-19 collaboration with Pfizer.
Net cash generated in operating activities for the nine months ended September 30, 2021 was 1,089.2 million, comprising a profit before tax of €10,332.5 million, positive non-cash adjustments of €33.6 million, and a net negative change in assets and liabilities of €9,270.8 million. Non-cash items primarily included finance expenses related to our convertible bond fair value update which were offset by net foreign exchange differences and movements in government grants. The net negative change in assets and liabilities was primarily due to an increase in trade and other receivables related to our COVID-19 collaboration with Pfizer.
Investing Activities
Net cash used in investing activities for the three months ended September 30, 2022 was €83.3 million, of which €77.9 million was attributable to the purchase of property, plant and equipment.
Net cash used in investing activities restated for the three months ended September 30, 2021 was €408.1 million, of which cash deposits in an amount of €367.0 million with a term of six months at inception had been classified from cash and cash equivalents.
Net cash generated from investing activities for the nine months ended September 30, 2022 was €125.7 million, mainly derived from €375.2 million proceeds from cash deposit which returned to cash upon maturity of their original investments' term offsetted by €192.6 million attributable to the purchase of property, plant and equipment.
Net cash used in investing activities restated for the nine months ended September 30, 2021 was €466.2 million, of which cash deposits in an amount of €367.0 million with a term of six months at inception had been classified from cash and cash equivalents and of which €88.1 million was attributable to the purchase of property, plant and equipment.
Financing Activities
During the three months ended September 30, 2022, net cash used in financing activities was 653.4 million, primarily with respect to a share repurchase program.
During the nine months ended September 30, 2022, we had a cash outflow from financing activities of €1,354.6 million, primarily with respect to a share repurchase program and a special cash dividend.

During the three months ended September 30, 2021, net cash used in financing activities was €5.3 million, primarily with respect to a payments related to lease liabilities.
During the nine months ended September 30, 2021, we generated cash from financing activities of €143.1 million, primarily from the sale of treasury shares under the at-the-market offering program net of transaction cost.
Operation and Funding Requirements
Prior to December 2020, we incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities. As of December 31, 2020, our accumulated losses amounted to €409.6 million. Those have been offset by the profit generated during the year ended December 31, 2021 and the nine months ended September 30, 2022 and our retained earnings as of September 30, 2022 amounted to €16,554.3 million.
As part of our capital allocation strategy, we expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:
•continue or expand our research or development of our programs in preclinical development;
•continue or expand the scope of our clinical trials for our product candidates;
•initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•change or increase our manufacturing capacity or capability;
•change or add additional suppliers;
•add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;
•attract and retain skilled personnel;
•seek marketing approvals and reimbursement for our product candidates;
•develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•seek to identify and validate additional product candidates;
•acquire or in-license other product candidates and technologies;
•acquire other companies;
•make milestone or other payments under any in-license agreements;
•maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•experience any delays or encounter issues with any of the above
We are a party to license and research and development agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. We enter into contracts in the normal course of business with CROs for clinical trials, clinical and commercial supply manufacturing, with vendors for preclinical research studies and for other services and products for operating purposes. We work together with CMOs, who manufacture our product candidates and products and enter into lease agreements to lease laboratory, GMP manufacturing, storage and office spaces. Purchase obligations under our agreements to the extent that they are quantifiable and not cancelable have been considered when defining our guidance for future cash commitments. Most of the committed cash outflow within the remaining months in 2022 is related to CMO purchase obligations amounting to €30.7 million and lease payments amounting to €10.6 million. Further, we have CMO purchase obligations with an amount of €182.6 million and lease payment obligations of €298.8 million for the years 2023 and beyond.
We are subject to all of the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:
•the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
•the results of research and our other platform activities;
•the clinical development plans we establish for our product candidates;
•the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;
•the number and characteristics of product candidates that we develop or may in-license;
•the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
•the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;
•the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
•the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs;
•the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own; and
•the terms of any ADS repurchases we make.

Risk Factors
Our business is subject to various risks, including those described below. You should consider carefully the risks and uncertainties described below and in our future filings. If any such risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additionally, risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and/or prospects.
Risk Factor Summary
•Our revenue depends heavily on sales of our COVID-19 vaccine, and our future revenues from our COVID-19 vaccine are uncertain.
•Our reported commercial revenue is based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer that are likely to change in future periods, which may impact our reported financial results.
•We may be unsuccessful in adapting our COVID-19 vaccine or developing future versions of our COVID-19 vaccine to protect against variants of the SARS-CoV-2 virus, and even if we are successful, a market for vaccines against these variants may not develop.
•Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials, delay or prevent regulatory approval or market acceptance of any of our product candidates.
•We face significant competition from other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.
•We have only recently built our marketing and sales organization. If we are unable to continue to increase our marketing and sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and other jurisdictions, if approved, or generate product sales revenue.
•Other companies or organizations may challenge our intellectual property rights or may assert intellectual property rights that prevent us from developing and commercializing our COVID-19 vaccine or our product candidates and other technologies.
•Even if we obtain regulatory approval for our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, treatment centers and others in the medical community necessary for commercial success.
•Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of the ADSs representing our shares could decline.
•We may require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.
•We have in the past identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify material weaknesses in the future and fail to remediate such material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.
•As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.
•Clinical development involves a lengthy and expensive process with an uncertain outcome, and delays can occur for a variety of reasons outside of our control. Clinical trials of our product candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our company and would have a material adverse impact on our business.
•mRNA drug development has substantial clinical development and regulatory risks due to limited regulatory experience with mRNA immunotherapies.
•Our approved product and product candidates are based on novel technologies and they may be complex and difficult to manufacture. We may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we or any of the third-party manufacturers we work with encounter such difficulties, our ability to supply materials for clinical trials or any approved product could be delayed or stopped.
•If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our COVID-19 vaccine or our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.

•We have experienced and may continue to experience significant volatility in the market price of the ADSs representing our ordinary shares.
•Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.
Risks Related to our COVID-19 Vaccine and the Commercialization of our Pipeline
Our revenue depends heavily on sales of our COVID-19 vaccine, and our future revenues from our COVID-19 vaccine are uncertain.
Our COVID-19 vaccine was granted emergency use authorization in the United States and the United Kingdom, and conditional marketing approval in the European Union, in December 2020, followed by emergency or limited use authorization in a number of other countries and approval for use in certain other countries. Prior to this, we had not sold or marketed any products in our pipeline. As a result, a majority of our total revenues, and all of our product revenues, in 2021 were attributable and in 2022 will be attributable to sales of our COVID-19 vaccine. There is intense competition in the field of COVID-19 vaccines, including with other vaccines that have been authorized and those in late-stage clinical development. Our future revenues from sales of our COVID-19 vaccine depend on numerous factors, including:
•competition from other COVID-19 vaccines, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response;
•the extent of the spread of COVID-19 infection;
•the extent to which a COVID-19 vaccine, including any booster shot, continues to be necessary beyond the current pandemic, including when it becomes an endemic virus;
•the durability of immune response generated by our COVID-19 vaccine, which has not yet been demonstrated in clinical trials;
•our ability to receive full regulatory approvals, where we currently have emergency use authorizations or equivalents;
•our ability to expand our geographic customer base;
•our pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments;
•the extent to which SARS-CoV-2 mutates and the efficacy of our COVID-19 vaccine in preventing COVID-19 infection from mutated strains;
•the ability of countries and jurisdictions to store and distribute doses of our COVID-19 vaccine to end users at cold temperatures;
•the safety profile of our COVID-19 vaccine, including if previously unknown side effects or increased incidence or severity of known side effects as compared to those seen during clinical trials are identified with our COVID-19 vaccine with widespread global use after approval;
•future intellectual property litigation involving COVID-19 vaccines, particularly if such litigation involves our COVID-19 vaccine; and
•our manufacturing and distribution capabilities for our COVID-19 vaccine.
While our COVID-19 vaccine has established a competitive commercial profile, we cannot ensure it will maintain its competitive position as competing vaccines become approved, and we cannot accurately predict the revenues our COVID-19 vaccine will generate in future periods or for how long our COVID-19 vaccine will continue to generate material revenues. If our revenues, market share and/or other indicators of market acceptance of our COVID-19 vaccine do not meet the expectations of investors or securities analysts, the market price of the ADSs representing our ordinary shares may decline. In addition, if one or more of the factors above negatively affects our COVID-19 vaccine sales, our business and financial condition could be materially harmed.
Our reported commercial revenue is based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer that are likely to change in future periods, which may impact our reported financial results.
Our reported commercial revenue is based on preliminary estimates from Pfizer, and other assumptions and judgments that we have made, which may be subject to significant uncertainties. Our commercial revenue are preliminary estimates in part due to a difference in Pfizer’s fiscal quarter for subsidiaries outside the United States, which consequently creates an additional time lag between the recognition of revenues and the payment receipt. Although our revenue recognition policy is based on facts and circumstances known to us and various other assumptions that we believe to be reasonable under the circumstances, our actual results may deviate from such reported revenue.

We depend on Pfizer to determine and provide estimates of the costs and profits to be shared with us in the countries where it is commercializing our COVID-19 vaccine under our collaboration agreement with Pfizer for our COVID-19 vaccine, which we refer to as the Pfizer Agreement. Because the information supplied by Pfizer is preliminary and is subject to change, the commercial revenue we report based on such information is also subject to finalization. This is particularly true for vaccine sales outside of the United States, where Pfizer has a different reporting cycle than ours. As a result, we may not have the complete sales and costs results outside of the United States for months not covered by the reporting period, but we are nonetheless required to report estimated figures.
For example, for the three and nine months ended September 30, 2022, Pfizer provided us profit figures for our COVID-19 vaccine sales in the United States using standard U.S. transfer prices and manufacturing and shipping cost variances (as far as those have been identified) that could be subject to adjustment (e.g., due to changes in manufacturing costs or the price of our COVID-19 vaccine). Pfizer also provided estimated profits for COVID-19 vaccine sales outside of the United States that were preliminary in nature for the last month of a quarter, as Pfizer’s subsidiaries outside of the United States have a different reporting cycle than ours. These estimated figures are likely to change as we receive final data from Pfizer for the three and nine months ended September 30, 2022 in accordance with the reporting cycle of its ex-U.S. subsidiaries and as actual costs become known. Further, to the extent that Pfizer does not provide such preliminary information in the future, our provisional sales figures for territories outside of the United States will be subject to an even greater level of estimates and judgments. Any changes to the preliminary data we report herein may have an impact on our reported revenues and expenses, profitability or financial position.
Our COVID-19 vaccine is sensitive to temperature, shipping and storage conditions and could be subject to risk of loss or damage.
Our COVID-19 vaccine is, and other product candidates we develop could be, sensitive to temperature, storage and handling conditions. In particular, while we have improved the required shipping and storage conditions of our COVID-19 vaccine, it must be shipped and stored at cold temperatures. Loss in supply of our COVID-19 vaccine and our product candidates could occur if the product or product intermediates are not stored or handled properly. Shelf life for our product candidates may vary by product, and it is possible that supply of our COVID-19 vaccine or our product candidates could be lost due to expiration prior to use. This has in the past led, and could in the future, lead to additional manufacturing costs and delays in our ability to supply required quantities for clinical trials or for commercial purposes. Such distribution challenges may make our COVID-19 vaccine a less attractive product than other COVID-19 vaccines that do not require as cold storage, and our COVID-19 vaccine may become increasingly less competitive as additional other vaccines become authorized for emergency use. If we, our partners and customers are unable to adequately manage these issues, we may be exposed to product liability claims and the market opportunity for our COVID-19 vaccine may be reduced, each of which could adversely affect our business prospects and our financial condition could be materially harmed.
If we discover safety issues with our products, including our COVID-19 vaccine, that were not known at the time of approval, commercialization efforts for our products could be negatively affected, approved products could lose their approval or sales could be suspended, we could be subject to product liability claims, and our business and reputation could be materially harmed.
Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information. Billions of doses of our COVID-19 vaccine have now been delivered worldwide, and our COVID-19 vaccine is being more widely used by patients as an authorized product than it was used in clinical trials. As a result, side effects and other problems may be observed that were not seen or anticipated, or were not as prevalent or severe, during clinical trials. We cannot provide assurance that newly discovered or developed safety issues will not arise, and we have received, and expect to continue to receive, product liability claims relating to our COVID-19 vaccine. With the use of any vaccine by a wide patient population, serious adverse events may occur from time to time that did not arise in the clinical trials of the product or that initially appeared to be unrelated to the vaccine itself and only with the collection of subsequent information were found to be causally related to the product. Any such safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenue and our financial condition. The subsequent discovery of previously unknown problems with a product could negatively affect commercial sales of the product, result in restrictions on the product or lead to the withdrawal of the product from the market. The reporting of adverse safety events involving our products or public speculation about such events could cause the price of the ADSs representing our ordinary shares to decline or experience periods of volatility.
Unexpected safety issues, including any that we have not yet observed in our clinical trials for our COVID-19 vaccine or in real world data, could lead to significant reputational damage for us and our product development platforms going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.
Failure to comply with continuing regulatory requirements by us or our collaboration partners could adversely impact regulatory approvals for our products, result in product recalls or suspensions, subject us to fines and/or other types of liabilities.
If we or our collaborators fail to comply with applicable continuing regulatory requirements, including good industry practices, such as good manufacturing practices (GMP), we or our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals for specific drugs, product recalls and seizures, operating restrictions and/or criminal prosecutions. In addition, the manufacturers we engage to make our products and the manufacturing facilities in which our products are made are subject to periodic review and inspection by the U.S. Food and Drug Administration, or the FDA, and foreign regulatory authorities. If problems are identified during the review or inspection of these manufacturers or manufacturing facilities, it could result in our inability to use the facility to make our product or a determination that inventories are not safe for commercial sale. Any of these factors could adversely affect our business prospects and our financial position could be materially harmed.
We may be unsuccessful in adapting our COVID-19 vaccine or developing future versions of our COVID-19 vaccine to protect against variants of the SARS-CoV-2 virus, and even if we are successful, a market for vaccines against these variants may not develop.
Our COVID-19 vaccine was developed based upon the genetic sequence of the ancestral SARS-CoV-2 virus that was first detected. The SARS-CoV-2 virus continues to evolve, and new strains of the virus or those that are already in circulation may prove more transmissible or cause more severe forms of COVID-19 disease than the predominant strains observed to date. Our vaccine may not be as effective in protecting against existing and future variant strains of the SARS-CoV-2 virus as it is against the ancestral virus. While we continue to monitor emerging SARS-CoV-2 strains, undertake preclinical investigations into the immunogenicity of our COVID-19 vaccine against new variants as they emerge, and develop modified versions of our COVID-19 vaccine against new variants, these efforts may be unsuccessful, and failure to adapt our vaccine to variants of the SARS-CoV-2 virus could lead to significant reputational harm and adversely affect our financial results. It is also possible that we may expend significant resources adapting our COVID-19 vaccine to protect against variants of the SARS-CoV-2 virus, but that a market for adapted vaccines does not develop or demand does not align with our projections or cost expenditures. Moreover, even if we are successful in developing an adapted vaccine and there is a market for the new vaccine, new variants continue to emerge and any adapted vaccine may not be as effective in protecting against such future variant strain.
The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, and/or delayed payments from government authorities could limit our ability to market those products and decrease our ability to generate revenue.
The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford certain treatments, including our COVID-19 vaccine and other product candidates we may develop and sell. In addition, because our mRNA product candidates represent an entirely new therapeutic modality, we cannot accurately estimate how future products we may develop and sell would be priced, whether reimbursement could be obtained, or any potential revenue. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment in any of our products. Additionally, even if pricing terms with governmental authorities are agreed upon, there may be delayed or denied payments.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products in particular in the United States, including genetic medicines. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel products such as ours. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States but have not been approved for reimbursement in certain European countries.
Outside the United States, certain countries, including a number of member states of the European Union, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our collaborators. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for us or our collaborators, our revenues from sales by us or our collaborators, and the potential profitability of our drug products, in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of our product or be subject to price regulations that would delay our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country.
Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. For example, the U.S. government released a “blueprint,” which is a plan to reduce the cost of drugs. The blueprint contains certain measures that the HHS is already working to implement. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace.
The imposition of export controls on our COVID-19 vaccine in the European Union or in other jurisdictions could severely and adversely impact our manufacturing activities, commercial activities and financial results.
Governments of the jurisdictions in which we or our partners produce our COVID-19 vaccine may prohibit us from delivering orders of our COVID-19 vaccine to customers in other jurisdictions.
The European Union and other regions have imposed, or threatened to impose, export controls that would limit or block the delivery of COVID-19 vaccines manufactured in or outside their territories in instances where manufacturers have been delayed or have not fully satisfied their delivery obligations to such governments. The European Union ended this export authorization scheme as of December 31, 2021, however if they reenact this scheme, we may be prohibited from exporting commercial supply of the vaccine from our manufacturing site in Germany to non-EU countries (and Pfizer may likewise be prohibited from exporting out of its manufacturing site in Belgium). Such restrictions may have a material impact on our manufacturing or distribution activities, and the commercialization of our COVID-19 vaccine.
Our ability to continue to generate income from sales of our COVID-19 vaccine is uncertain, due to government interest and public perception regarding a vaccine, as well as the evolving nature of the disease more generally.
The COVID-19 disease itself is unpredictable and each variant comes with varying levels of transmissibility and severity. Consequently, the burden of the disease may wane or dissipate such that our and other COVID-19 vaccines may be less essential from individual and public health perspectives.
In addition, there is a heightened risk that a COVID-19 vaccine may be subject to adverse emergency actions taken by governmental entities in certain countries, including intellectual property expropriation, compulsory licenses, strict price controls or other actions. In the U.S., the Defense Production Act of 1950, as amended (the “Defense Production Act”), gives the U.S. government rights and authorities that may directly or indirectly diminish our own rights or economic opportunities with respect to our COVID-19 vaccine. Our current and potential third-party service providers may be impacted by government entities potentially invoking the Defense Production Act or other potential restrictions to all or a portion of services they might otherwise offer. The Biden administration has previously invoked, and may continue using, the Defense Production Act to expand manufacturing capacity of vaccine and vaccine supplies as well as COVID-19 tests and testing supplies. Additionally, we may need to, or we may be required by governmental or non-governmental authorities to, set aside specific quantities of doses of our COVID-19 vaccine for designated purposes or geographic areas. We face challenges related to the allocation of supply of our COVID-19 vaccine, particularly with respect to geographic distribution.
Furthermore, public sentiment regarding commercialization of a COVID-19 vaccine, the safety and efficacy of our COVID-19 vaccine, other COVID-19 vaccines and treatments, the COVID-19 pandemic generally, as well as public perception of the severity of SARS-CoV-2 virus may limit or negate our ability to generate income from sales of our COVID-19 vaccine. We believe that social media is increasingly being used to communicate information and misinformation about the COVID-19 pandemic and our and other COVID-19 vaccines. If social media posts and other communications contain negative, inaccurate or misleading information about our COVID-19 vaccine, demand for our COVID-19 vaccine may be diminished and we may suffer reputational damage.
We face significant competition with other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.
A large number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates and more than thirty other vaccines have been authorized for emergency use or approved in various countries, including vaccines developed by Moderna, Inc., Johnson & Johnson, University of Oxford/AstraZeneca plc, China National Pharmaceutical Group (Sinopharm)/Beijing Institute of Biological Products and Wuhan Institute of Biological Products, Novavax, Inc., Valneva SE/Dynavax Technologies Corporation, Sinovac Biotech Ltd., Bharat Biotech Ltd. and others. Our competitors pursuing vaccine candidates may have greater financial, product candidate development, manufacturing and marketing resources than we do. Larger pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for their products, and may have the resources to invest heavily to accelerate discovery and development of their vaccine candidates.
Our efforts to successfully commercialize our COVID-19 vaccine may fail if competitors develop and commercialize COVID-19 vaccines that are safer, more effective, produce longer immunity against COVID-19, require fewer administrations, have fewer or less severe side effects, have broader market acceptance, are more convenient to administer or distribute or are less expensive than any vaccine candidate that we have developed or we may develop.
We may not be able to demonstrate sufficient efficacy or safety of our COVID-19 vaccine to obtain permanent regulatory approval in jurisdictions where it has been authorized for emergency use or granted conditional marketing approval.
Our COVID-19 vaccine has been granted full U.S. FDA approval for individuals 12 years and older, emergency or limited use authorization in a number of countries and in the U.S. for individuals 6 months to 12 years of age and approval for use in certain other countries. Our COVID-19 vaccine has not yet been approved by regulatory authorities in many of such countries. We and Pfizer intend to continue to observe our COVID-19 vaccine and vaccines we may develop for other variants of COVID-19 in global clinical trials. It is possible that subsequent data from these clinical trials may not be as favorable as data we submitted to regulatory authorities to support our applications for emergency use authorization, marketing or conditional marketing approval or that concerns with the safety of our COVID-19 vaccine will arise from the widespread use of our COVID-19 vaccine outside of clinical trials. Our COVID-19 vaccine may not receive approval outside of the emergency use setting in the countries where it is not currently approved, which could adversely affect our business prospects.
We are developing other product candidates in an environment of rapid technological and scientific change, and our failure to effectively compete would prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to compete successfully.
The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:
•greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;

•more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling drug products;
•product candidates that are based on previously tested or accepted technologies;
•products that have been approved or are in late stages of development; and
•collaborative arrangements in our target markets with leading companies and research institutions.
We will face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which we may develop drugs in the future. We also expect to face competition from new drugs that enter the market. There are a number of drugs currently under development, which may become commercially available in the future, for the treatment of conditions for which we are trying, or may in the future try, to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively, than any products we develop.
We anticipate competing with the largest pharmaceutical companies in the world, many of which are all currently conducting research in the fields of infectious diseases, immuno-oncology, rare genetic diseases and cancer immunotherapies. Some of these companies have greater financial and human resources than we currently have. In addition to these large pharmaceutical companies, we may directly compete with fully-integrated biopharmaceutical companies and other immunotherapy-focused oncology companies, as well as a number of companies focused on immunotherapies or shared tumor antigen and neoantigen therapeutics, some of which have entered into collaboration and funding agreements with larger pharmaceutical or biotechnology companies.
If we successfully develop other product candidates, and obtain approval for them, we will face competition based on many different factors, including:
•the safety and effectiveness of our products relative to alternative therapies, if any;
•the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration;
•the timing and scope of regulatory approvals for these products;
•the availability and cost of manufacturing, marketing and sales capabilities;
•the price of any approved immunotherapy;
•reimbursement coverage; and
•intellectual property position.
Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. In addition, our competitors may develop collaborations with or receive funding from larger pharmaceutical or biotechnology companies, providing them with an advantage over us. Our competitors therefore may be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our products, if approved.
The market opportunities for certain of our product candidates may be small due to the rarity of the disease, or limited to those patients who are ineligible for or have failed prior treatments. As the target patient populations for some of our programs are small, we may never achieve or maintain profitability without obtaining regulatory approval for additional indication.
The FDA often approves new cancer therapies initially only for use by patients with relapsed or refractory advanced cancer. We expect to seek approval initially of certain of our product candidates in this context. Subsequently, for those products that prove to be sufficiently beneficial, we would expect to seek approval in earlier lines of treatment and potentially as a first-line therapy but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials. We are also developing product candidates for the treatment of rare diseases.
Our projections of the number of people who have or will have the diseases we may be targeting may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of trial participants may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Even if we obtain significant market share for our products, if approved, because the potential target populations may be small, we may never achieve or maintain profitability without obtaining regulatory approval for additional indications.
We have only recently built our marketing and sales organization. If we are unable to continue to increase our marketing and sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and other jurisdictions, if approved, or generate product sales revenue.
We have only recently developed our sales, distribution or marketing capabilities in Germany and Turkey, and, other than for our COVID-19 vaccine, we have not historically designed our preclinical studies and clinical trials with specific commercialization or marketing considerations in mind. To successfully commercialize our COVID-19 vaccine and any other products that may result from our development programs, we will need to continue developing sales and marketing capabilities in the United States, Europe and other regions, either on our own or with others. We may enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our current and future collaborators do not commit sufficient resources to commercialize our COVID-19 vaccine and our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product sales revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.
Our ability to maintain profitability depends in part on our and our collaborators’ ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties associated with international operations that could materially adversely affect our business.
Our ability to maintain profitability will depend in part on our ability and the ability of our collaborators to commercialize any products that we or our collaborators may develop in markets throughout the world. Commercialization of products in various markets could subject us to risks and uncertainties, including:
•obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;
•the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our collaborators pursue;
•reduced protection for intellectual property rights;
•differing medical practices and customs affecting acceptance in the marketplace;
•import or export licensing requirements;
•governmental controls, trade restrictions or changes in tariffs;
•economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•longer accounts receivable collection times;
•longer lead times for shipping;
•language barriers;
•foreign currency exchange rate fluctuations;
•the impact of epidemics and pandemics, such as the COVID-19 pandemic, on employees and the global economy;
•reimbursement, pricing and insurance regimes; and
•the interpretation of contractual provisions governed by local laws in the event of a contract dispute.
We do not have prior experience in all of these areas, and the experience we do have in some of these areas is limited. Our collaborators may have limited experience in these areas as well. Failure to successfully navigate these risks and uncertainties may limit or prevent market penetration for any products that we or our collaborators may develop, which would limit their commercial potential and our revenues.
Even if we obtain regulatory approval for our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, treatment centers and others in the medical community necessary for commercial success.
Even with the requisite approvals, the commercial success of our products will depend in part on the medical community, patients, and third- party or governmental payors accepting immunotherapies in general, and our products in particular, as medically useful, cost-effective and safe.
Any product that we bring to the market may not gain market acceptance by physicians, trial participants, third-party payors, and others in the medical community. Additionally, ethical, social and legal concerns about genetic research could result in additional regulations restricting or prohibiting the products and processes we may use. If these products do not achieve an adequate level of acceptance, we may not generate significant product sales revenue and may not be able to achieve or maintain profitability. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:
•the potential efficacy and potential advantages over alternative treatments;
•the ability to offer our products, if approved, at competitive prices;
•the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;
•the prevalence and severity of any side effects resulting from checkpoint inhibitors or other drugs or therapies with which our products are administered;
•relative convenience and ease of transportation, storage and administration;
•any restrictions on the use of our products, if approved, together with other medications;
•the willingness of the target patient population to try new therapies, such as mRNA vaccines and therapies, and of physicians to prescribe these therapies;
•the strength of marketing and distribution support and timing of market introduction of competitive products;
•publicity concerning our products or competing products and treatments; and
•sufficient third-party insurance coverage or reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third- party coverage or adequate reimbursement.
Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payors on the benefits of the products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors due to the complexity and uniqueness of our programs.
In addition, if any of our products are approved for marketing, we or a collaborator will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports for such product, and will need to continue to comply (or ensure that our third-party providers comply) with current good manufacturing practices, or GMP, and current good clinical practices, or GCP, for any clinical trials that we or a collaborator conduct post-approval. In addition, there is always the risk that we or a collaborator or regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any such failure to comply or other issues with our product candidates identified post-approval could have a material adverse impact on our business, financial condition and results of operations.
Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if approved, profitably.
Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid in the United States, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.
Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.
Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time- consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. Even if we obtain coverage for a given product, if the resulting reimbursement rates are insufficient, hospitals may not approve our product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, CMS revises the reimbursement systems used to reimburse healthcare providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors, and reduce the willingness of physicians to use our product candidates.
In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.
We intend to seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. If we obtain approval for our product candidates in any particular jurisdiction, we will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in Europe, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the marketplace. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.
The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
The advancement of healthcare reform legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize any product candidates we or our collaborators develop and may adversely affect the prices for such product candidates.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and promoted a new Medicare Part D coverage gap discount program. Considerable uncertainty remains regarding the implementation and impact of the ACA.
Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. The Tax Cuts and Jobs Act of 2017, or the TCJA, includes a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” CMS proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on October 13, 2017, an executive order was signed terminating the cost-sharing reduction, or CSR, subsidies that reimburse insurers under the ACA. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. Another executive order was signed directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. With the current presidential administration and Congress, there may be additional administrative or legislative changes, including modification, repeal or replacement of all, or certain provisions of, the ACA. However, it remains to be seen whether new legislation modifying the ACA will be enacted and, if so, precisely what the new legislation will provide, when it will be enacted and what impact it will have on the availability of healthcare and containing or lowering the cost of healthcare. The implications of a potential repeal or replacement of the ACA, for our and our collaborators’ business and financial condition, if any, are not yet clear.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. These reductions will remain in effect through 2025 unless additional congressional action is taken.
The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post- approval activities, and affect our ability to commercialize any products for which we obtain marketing approval.
We expect that additional healthcare reform measures or proposals will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. In the event that the pricing structures for healthcare products, such as the product candidates we are developing, change materially and limit payments for such product candidates, our business will be adversely impacted as our products may no longer be commercially viable based on their expected net present value; we may have invested significant resources in products that cannot be commercially developed; or we may determine that assets that have reached an early phase of development cannot or will not be taken into further development, notwithstanding their clinical viability. In addition, development assets or clinical programs that are part of our collaborations may no longer be deemed commercially viable to pursue based on our collaborators’ assessments of the impact of any proposed, announced, or legislated pricing reforms.
We cannot predict what healthcare reform initiatives may be adopted in the future. Further legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval, and may affect our overall financial condition and ability to develop product candidates.
European Union drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the member states of the European Union.
We intend to seek approval to market our product candidates in both the United States and in other selected jurisdictions. If we obtain approval for our product candidates in a particular jurisdiction, we will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in the European Union, the pricing of biologics is subject to governmental control and other market regulations that could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.
In addition, in most countries outside the United States, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and, generally, prices tend to be significantly lower in the European Union. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our collaborators and the potential profitability of any of our product candidates in those countries would be negatively affected.
Risks Related to our Financial Condition and Capital Requirements
We have incurred significant losses in the past and we may incur significant losses in the future, which makes it difficult to assess our future viability.
Historically, we have incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities. Our accumulated losses as of December 31, 2020 amounted to €409.6 million, although we were generated sufficient profit in 2021 such that our retained earnings as of December 31, 2021 amounted to €9,882.9 million and €16,554.3 million as of September 30, 2022. Prior to December 2020 we funded our operations primarily from private placements of our ordinary shares, issuances of ordinary shares (including in the form of ADSs) in connection with our public offerings, generation of proceeds under our collaboration agreements, secured bank loans and issuance of a convertible note. Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Consequently, we have progressed from earning revenues primarily from research and development to earning revenues from commercial sales. We plan to invest heavily in R&D as we make a strong drive to build out our global development organization and diversify our therapeutic area footprint. Additionally, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. Even for those products for which we have obtained regulatory approval or emergency use authorization, our future revenues will depend upon the size of any markets in which our product candidates have received approval or authorization to market, our ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets. If achieved, profitability is difficult to maintain over time and is highly dependent on various factors. Our future financial results will depend, in part, on the rate of our future expenditures, the extent to which we experience long-term success of our commercial products and our ability to obtain funding through equity or debt financings, sales of assets, collaborations or grants.
We expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:
•continue or expand our research or development of our programs in preclinical development;
•continue or expand the scope of our clinical trials for our product candidates;
•initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•change or increase our manufacturing capacity or capability;
•change or add additional suppliers;
•add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;
•attract and retain skilled personnel;
•seek marketing approvals and reimbursement for our product candidates;
•develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•seek to identify and validate additional product candidates;
•acquire or in-license other product candidates and technologies;
•acquire other companies;
•make milestone or other payments under any in-license agreements;
•maintain, protect, defend, enforce and expand our intellectual property portfolio; and

•experience any delays or encounter issues with any of the above.
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of the ADSs representing our shares could decline.
Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control.
Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this report:
•the size and timing of orders for our COVID-19 vaccine;
•delays or failures in advancement of existing or future product candidates into the clinic or in clinical trials;
•the occurrence of adverse events during our clinical trials or post marketing authorization;
•our ability to develop and manufacture our product candidates and commercialize and manufacture our COVID-19 vaccine at commercial scale;
•our ability to manage our growth;
•our ability execute our corporate objectives;
•the outcomes of research programs, clinical trials, or other product development or approval processes conducted by us and our collaborators;
•the ability of our collaborators to develop and successfully commercialize products developed from our suite of therapeutic classes;
•our relationships, and any associated exclusivity terms, with collaborators;
•our contractual or other obligations to provide resources to fund our product candidates, and to provide resources to our collaborators or to the collaborations themselves;
•the extent to which we repurchase outstanding ADSs under our share repurchase plan;
•risks associated with the international aspects of our business outside Germany, including the conduct of clinical trials in multiple locations and potential commercialization in such locations;
•our ability to minimize and manage product recalls or inventory losses caused by unforeseen events, cold chain interruption or testing difficulties;
•our ability to report our financial results accurately and in a timely manner;
•our dependence on, and the need to attract and retain, key management and other personnel;
•our ability to obtain, protect, maintain, defend and enforce our intellectual property rights;
•our ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know- how or technologies;
•our and our collaborators’ ability to defend against claims of infringement of the intellectual property rights of third parties;
•potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;
•our ability to obtain additional capital that may be necessary to expand our business;
•our collaborators’ ability to obtain and devote additional capital that may be necessary to develop and commercialize products under our collaboration agreements, including our COVID-19 vaccine;
•our ability to minimize and manage product liability claims arising from the use of our COVID-19 vaccine and our product candidates and other future products, if approved;
•business interruptions such as power outages, strikes, acts of terrorism or natural disasters; and
•our ability to use our net operating loss carryforwards to offset future taxable income.
Each of the factors listed above may be affected by the COVID-19 pandemic or its impact on the global community and the global economy. Due to the various factors mentioned above, and others, the results of any of our periods should not be relied upon as indications of our future operating performance. Our operating results may fluctuate significantly from one reporting period to the next, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.
In any particular period, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ADSs to decline. While as a general matter we intend to periodically report on the status of our product candidate pipeline, including articulating anticipated next steps in the form of development plans or potential data readouts, we may not always be able to provide forward-looking guidance on the timing of those next steps. In addition, we do not control the timing of disclosures of any milestones related to any of our programs that are managed by our collaborators. Any disclosure by a collaborator of data that are perceived as negative, whether or not such data are related to other data that we or others release, may have a material adverse impact on the price of the

ADSs or overall valuation. The price of the ADSs may decline as a result of unexpected clinical trial results in one or more of our programs, including adverse safety events reported for any of our programs.
Profitability is difficult to maintain over time and highly dependent on various factors.
Our ability to continue to generate revenue and maintain profitability depends on our ability, alone or with collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize our product candidates. Although we generate revenue from sales of our COVID-19 vaccine and additional limited revenue from other sales transactions, the amount of long-term revenue from such sales, including the sales of our COVID-19 vaccine, is uncertain at this time. Our ability to generate future revenues from other pharmaceutical product sales depends heavily on our success in:
•completing research and preclinical and clinical development of our product candidates;
•seeking and obtaining U.S. and non-U.S. marketing approvals for product candidates for which we complete clinical trials;
•seeking and obtaining market access and favorable pricing terms in the United States, the European Union, and other key geographies;
•furthering the development of our own manufacturing capabilities and manufacturing relationships with third parties in order to provide adequate (in amount and quality) products and services to support clinical development and the market demand for our product candidates, if approved;
•obtaining market acceptance of our product candidates as a treatment option;
•launching and commercializing product candidates for which we obtain marketing approval and reimbursement, either through collaborations or, if launched independently, by establishing a sales force, marketing and distribution infrastructure;
•addressing any competing technological and market developments, in particular, declining demand for any of our approved products;
•implementing additional internal systems and infrastructure;
•negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
•attracting, hiring and retaining qualified personnel.
Additionally, we have incurred significant costs associated with the commercialization of our COVID-19 vaccine. Our expenses could increase beyond our expectations if we are required by the FDA, the EMA, or other regulatory agencies to perform clinical and other trials or make changes to our manufacturing or quality systems in addition to those that we currently anticipate. Accordingly, such costs could adversely affect our future profitability.
The amount of and our ability to use, net operating losses and research and development credits to offset future taxable income may be subject to certain limitations and uncertainty. In addition, pending and future tax audits within our group, disputes with tax authorities and changes in tax law or fiscal regulations could lead to additional tax liabilities. We are subject to routine tax audits by the respective local tax authorities. Any additional tax liability could have an adverse effect on our business, financial conditions, results of operations or prospects.
In Germany, we have unused German tax loss carryforwards for corporate taxes for German non tax group entities, though we have not recognized deferred tax assets related to such loss carryforwards for International Financial Reporting Standards, or IFRS, reporting purposes until September 30, 2022. Deferred tax assets are recognized for unused tax losses only to the extent that it is probable that taxable profit will be available against which the losses can be utilized. In general, net operating loss, or NOL, carryforwards in Germany do not expire. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income.
For the German tax group we incurred tax losses up to and including December 31, 2020. Even though we recognized deferred tax assets on a majority of German tax loss carry forwards in 2020 which were fully utilized in 2021, they are, however, subject to review and possible adjustment by the German tax authorities. In addition, we have U.S. federal and state NOL carryforwards due to our subsidiaries in the United States, which may be subject to limitations on use after an ownership change.
We may not be able to utilize a material portion of our historic or current NOLs or credits in either Germany resulting from our German tax group or non tax group entities in Germany or the United States until these have been finally assessed by the tax authorities or when the limitation period has passed. In addition, the rules regarding the timing of revenue and expense recognition for tax purposes in connection with various transactions are complex and uncertain in many respects, and, if challenged, our recognition may be subject to a revised assessment. In the event any such challenge is sustained, our NOLs could be materially reduced or we could be determined to be a material cash taxpayer for one or more years which could have an adverse effect on our business, financial conditions, results of operations or prospects.
Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. Taxable income exceeding NOLs will be subject to taxation resulting tax liabilities. As described above, we have incurred significant net losses in every year since our inception other than 2018 and 2021 and anticipate that in the future, we may incur significant losses for some of the group entities. Our ability to utilize our NOL or credit carryforwards in the United States and for some German group entities is uncertain.
Under German tax laws, we are obligated to withhold a percentage of wage tax and social security contributions on personnel expenses if contract services providers are considered to be our internal employees and remit those withholdings to German tax authorities and social security institutions. Late payments may subject us to penalties and fees.
Under German tax and social security laws, we are obligated to withhold a percentage of payments we make to third parties in consideration of the services provided, in case these are considered employment payments, and remit those withholdings to German tax authorities and social security institutions. As a result of an internal review, we discovered that especially in the most recent years, where a significant volume of service providers have been engaged to ensure research, development, manufacturing and general supply capabilities of our COVID-19 vaccine, we and certain of our subsidiaries did not withhold, report and remit certain wage taxes and social security contributions in connection with the contract service providers where some have been engaged in a manner comparable to internal employees as required to be withheld under German tax and social security laws, and have not made the requisite recordings in our and their financial books and records in relation to such wage taxes and social security contributions. We notified the tax authorities of these possible late payments. No administrative offense or criminal proceeding have been opened as of the date of this report.
It is not possible to seek the refund of these wage taxes or social security contributions from either the German tax authorities of social security institutions after filing returns. In Germany, employers are considered secondarily liable for wage taxes.
In addition, value added taxes on invoices received by contract services providers who are considered internal employees are considered non-deductible and must be repaid to the German tax authorities. It is possible to reclaim the VAT repaid to the German tax authorities from the service provider. There is a possibility that the relevant input VAT claims against the contract service providers, may in some instances, not be enforceable as a result of a contract service provider no longer existing, the lapse of time or any other facts preventing the enforcement of such claims.
We may require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.
As of September 30, 2022, we had cash and cash equivalents of €13,423.7 million. Our operating plans may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, marketing and distribution arrangements, other collaborations and licensing arrangements, or a combination of these approaches. We may require additional capital to obtain regulatory approval for, and to commercialize, future product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to the high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual funds we will require for development, marketing and commercialization activities.
Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:
•the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
•the results of research and our other platform activities;
•the clinical development plans we establish for our product candidates;
•the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;

•the terms of any other strategic transactions, including relating to any acquisitions, into which we enter;
•the number and characteristics of product candidates that we develop or may in-license;
•the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
•the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;
•the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
•the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs; and
•the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own.
To date, we have financed our operations primarily through the sale of equity securities, revenue from collaborations, and revenue from sales of our COVID-19 vaccine, and we cannot be certain that additional funding will be available on favorable terms, or at all. We are currently generating product sales or royalty revenue to finance our operations, however should this change in the future we expect to finance our future cash needs through a combination of product sales, public or private equity offerings, debt financings, collaborations, licensing arrangements, and other marketing or distribution arrangements. Any fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts, at the right time, on favorable terms, or at all, including as a result of the impact that the COVID-19 pandemic and other global events, such as political upheavals, may have on the capital markets.
Negative clinical trial data or setbacks, or perceived setbacks, in our programs or with respect to our technology could impair our ability to raise additional financing on favorable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that may adversely affect our shareholders’ rights.
Further, to the extent that we raise additional capital through the sale of ADSs, ordinary shares or securities convertible or exchangeable into ordinary shares, share ownership interests will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to security interests in our assets and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements, sales of assets, collaborations, or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts, at the right time, on favorable terms, or at all, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates, or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations, cause the price of the ADSs to decline, and negatively impact our ability to fund operations.
We will need to continue to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. In addition, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.
As a growing biotechnology company, we are actively pursuing drug classes, platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing products for, and fully understanding the regulatory and manufacturing pathways to, all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to effectively implement our business strategy. Our future financial performance and our ability to compete effectively and commercialize our COVID-19 vaccine and our product candidates, if approved, will depend in part on our ability to effectively manage the current and future development and expansion of our company.
We have incurred increased costs as a result of operating as a public company, and our management has been required to devote substantial time to new compliance initiatives. We are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm the business.
As a public company, we incur significant legal, accounting and other expenses. The federal securities laws, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on public companies, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations result in substantial legal and financial compliance costs and have made some activities time-consuming and costly. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.
Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting, including the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with Section 404, we document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we have needed to continue to dedicate internal resources, have engaged outside consultants, and have adopted a detailed work plan to assess and document the adequacy of internal control over financial reporting. We will continue to implement steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that in the future neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act contains significant corporate governance and executive compensation related provisions that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives.
In the past we have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify material weaknesses in the future and fail to remediate such material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.
Our management is responsible for establishing and maintaining internal control over financial reporting, disclosure controls, and compliance with the other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected by the company’s internal controls on a timely basis.
Prior to our initial public offering, we operated as a private company that was not required to comply with the obligations of a public company with respect to internal control over financial reporting. We had historically operated with limited accounting personnel and other resources with which to address our internal control over financial reporting. In 2019, we and our auditors identified a material weakness in our internal control over financial reporting in both design and operation; although the identified material weakness has been fully remediated, we may identify additional material weaknesses in the future.
If we are unable to successfully remediate any future material weaknesses or successfully supervise and rely on outside advisors with expertise in these matters to assist us in the preparation of our financial statements, our financial statements could contain material misstatements discovered in the future that could cause us to fail to meet our future reporting obligations and cause the price of the ADSs to decline.
We have various international trade obligations including customs value calculation, customs tariff number classification and other related securities requirements. Late payments to customs authorities may subject us to penalties and fees.
Our supply chain, production and distribution network across the globe creates an increasing level of complexity in customs and foreign trade processes. The requirements for internal control systems are increasing and must be developed simultaneously. The risk management system for customs and foreign trade, which we are continuously improving, determines which stakeholders, goods, and means of transport should be examined and to what extent. These risks include the potential for non-compliance with customs value calculation, customs tariff number classification, trade restrictions, security regulations as well as the potential failure to facilitate international trade.
We are, and will likely continue to be, subject to various audits that arise from time to time, including customs and potential future foreign trade audits.
As a result of an internal review, we discovered that especially in the most recent years, where a significant increase of shipments took place, international trade obligations such as correct customs value calculation of our and certain of our subsidiaries have not been applied correctly and we have made the requisite recordings in our financial books and records in relation to such customs duties. We notified the customs authorities of these possible late payments. No administrative offense or criminal proceeding have been opened as of the date of this report. The expenses are partially subject to reimbursement under our collaboration agreement with Pfizer.
As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.
We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
As a foreign private issuer, we file an Annual Report on Form 20-F within four months of the close of each fiscal year ending December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. Additionally, we rely on a provision in Nasdaq’s Listed Company Manual that allows us to follow German company law and European law applicable to European stock corporations in general, the German Stock Corporation Act (Aktiengesetz), the Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE), or the SE Regulation, and the German Act on the Implementation of Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE) (Gesetz zur Ausführung der Verordnung

(EG) NR. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE)) (SE-Ausführungsgesetz-SEAG), in particular with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.
For example, we are exempt from regulations of Nasdaq that require a listed U.S. company to:
•have a majority of the board of directors consist of independent directors;
•require non-management directors to meet on a regular basis without management present;
•adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•have an independent compensation committee;
•have an independent nominating committee;
•solicit proxies and provide proxy statements for all shareholder meetings;
•review related party transactions; and
•seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.
As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We therefore continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our Supervisory Board, executive remuneration disclosure, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the establishment of, or material amendment to, certain equity- based compensation plans.
In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. companies listed on Nasdaq. As we are a foreign private issuer, however, our audit committee is not subject to additional requirements of Nasdaq applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.
Due to the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, some investors may find the ADSs less attractive as a result, and there may be a less active trading market for the ADSs.
We face risks related to catastrophic global events including natural disasters, political crises, or public health epidemics and pandemics, such as COVID-19, that could adversely affect our operations.
Our business could be adversely impacted by the effects of catastrophic global events including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; public health crises such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical tensions related to Russia's actions in Ukraine, resulting sanctions imposed by the United States and other countries and retaliatory actions taken by Russia in response to such sanctions; or other catastrophic events.
For example, the ongoing conflict between Russia and Ukraine, and resulting sanctions and other economic actions, have contributed to, and are expected to continue to contribute to, rising prices and shortages of crude oil and natural gas. Prolonged or expanded conflict between Russia and Ukraine, and political responses to Russia’s actions, could further reduce oil and gas supplies, increase energy volatility and have severe adverse effects on regional and global supply chains and economies and our business. Our commercial production of our COVID-19 vaccine is currently run on natural gas, although we believe our production could be powered by alternative fuel sources if needed. Additionally, we continue to evaluate the impacts that the energy shortage may have on our partners, suppliers and service providers. Were any of these parties to experience significant impacts from this or any other energy shortage, our business could be materially harmed. We cannot predict with certainty the impact a continuing or more severe natural gas shortage would have on our or their operations, including on the manufacturing of our COVID-19 vaccine and the manufacturing and testing of our product candidates.
In addition, the COVID-19 pandemic may negatively impact our operations in the future and could also affect our ability to enroll patients in clinical studies and complete clinical trials on the timelines we currently anticipate. Certain of our programs have experienced delays in the clinical development process as a result of the COVID-19 pandemic. In addition, we have modified our business practices, in response to the spread of COVID-19, including restricting employee travel, developing social distancing plans for employees and cancelling physical participation in meetings, events and conferences. This partial disruption, even temporary, may severely impact our operations and overall business by delaying the progress of our clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be disrupted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness.
Our suppliers, licensors or collaborators could also be disrupted by conditions related to COVID-19, or other pandemics and epidemics, possibly resulting in disruption to our supply chain, clinical trials, partnerships or operations. If our suppliers, licensors, contract research organizations, or CROs, or collaborators are unable or fail to fulfill their obligations to us for any reason, our business could be adversely affected. Our customers could also be disrupted by conditions related to COVID-19 or other epidemics, possibly through deferring purchasing decisions or delaying research programs.
Although we have generated revenues from sales of our COVID-19 vaccine, there remains uncertainty regarding other potential effects of COVID-19 on our business. For example, if a new variant of COVID-19 emerges for which existing vaccines, including our COVID-19 vaccine, are ineffective, infections may become even more widespread or result in an economic downturn that could affect demand for our products and services or our ability to raise capital, which could have a material adverse effect on our business, operating results and financial condition.
Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.
We do not carry insurance for all categories of risk that our business may encounter and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. We currently maintain insurance coverage for losses relating to property damage and an interruption of our development, manufacturing or commercialization efforts. With the grant of the first marketing approvals for our COVID-19 vaccine we have acquired additional insurance coverage for losses relating to transportation and storage of our COVID-19 vaccine and product liability claims arising from its use, and the coverage or coverage limits of our insurance policies may not be adequate. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop.
Additionally, operating as a public company has made it more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Supervisory Board, our Management Board, or our board committees.
Risks Related to our Business
Our business is dependent on the successful development, regulatory approval and commercialization of product candidates based on our technology platforms. If we and our collaborators are unable to obtain approval for and effectively commercialize our product candidates for the treatment of patients in their intended indications, our business would be significantly harmed.
Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and we may not be able to obtain approvals for the commercialization of product candidates we may develop. Any product candidates we may develop and the activities associated with its development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable global health authorities. To obtain the requisite regulatory approvals to commercialize any of our product candidates, we and our collaborators must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective, including in the target populations. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or a new drug application, or NDA, to the FDA, a Marketing Authorization Application, or MAA, to the EMA, and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates.

Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. Although our COVID-19 vaccine has received emergency use authorization or approval in certain countries, it is possible that it will not receive widespread regulatory approval and that none of our other product candidates, or any product candidates we may seek to develop in the future, will ever obtain regulatory approval. We have limited experience in filing and supporting the applications necessary to gain marketing approvals and may need to rely on third-party CROs, regulatory consultants or collaborators to assist us in this process. Although we expect to submit BLAs for our mRNA-based product candidates in the United States, and in the European Union, mRNA therapies have been classified as gene therapy medicinal products, and other jurisdictions may consider our mRNA-based product candidates to be new drugs, not biologics or gene therapy medicinal products, and require different marketing applications. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.
The process of obtaining marketing approvals in the United States, the European Union and elsewhere, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies and standards of care during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA, EMA and comparable regulatory authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require additional preclinical, clinical or other trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays or non-approval may result if an FDA panel of experts, referred to as an Advisory Committee, or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process.
Regulatory agencies also may approve a product candidate for fewer or more limited indications or patient populations than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.
The FDA, EMA and other regulatory agencies review the Quality or Chemistry, Manufacturing and Controls, or CMC, section of regulatory filings. Any aspects found unsatisfactory by regulatory agencies may result in delays in clinical trials and commercialization. In addition, the regulatory agencies typically conduct pre-approval inspections at the time of a BLA, MAA or comparable filing. Any findings by regulatory agencies and failure to comply with requirements may lead to delay in approval and failure to commercialize the potential mRNA product candidate.
If we experience delays in obtaining, or if we fail to obtain, approval of any product candidates we may develop, the commercial prospects for those product candidates will be harmed, and our ability to generate revenues will be materially impaired. Additionally, even if we are successful in obtaining marketing approval for product candidates, because our preclinical studies and clinical trials have not been designed with specific commercialization considerations, the commercial prospects for those product candidates could be harmed, and our ability to generate revenues could be materially impaired.
mRNA drug development has substantial clinical development and regulatory risks due to limited regulatory experience with mRNA immunotherapies.
To our knowledge, other than our COVID-19 vaccine and mRNA-1273, no mRNA immunotherapies have been approved or received emergency use authorization or conditional marketing authorization to date by the FDA, the EMA or other comparable regulatory authority. Successful discovery and development of mRNA-based (and other) immunotherapies by either us or our collaborators is highly uncertain and depends on numerous factors, many of which are beyond our or their control. Our product candidates that appear promising in the early phases of development may fail to advance, experience delays in the clinic or clinical holds, or fail to reach the market for many reasons, including:

•discovery efforts aimed at identifying potential immunotherapies may not be successful;
•nonclinical or preclinical study results may show product candidates to be less effective than desired or have harmful or problematic side effects;
•clinical trial results may show the product candidates to be less effective than expected, including a failure to meet one or more endpoints or have unacceptable side effects or toxicities;
•manufacturing or distribution failures or insufficient supply of GMP materials for clinical trials, or higher than expected cost could delay or set back clinical trials, or make our product candidates commercially unattractive;
•our improvements in the manufacturing processes may not be sufficient to satisfy the clinical or commercial demand of our product candidates or regulatory requirements for clinical trials;
•changes that we make to optimize our manufacturing, testing or formulating of GMP materials could impact the safety, tolerability and efficacy of our product candidates;
•pricing or reimbursement issues or other factors could delay clinical trials or make any immunotherapy uneconomical or noncompetitive with other therapies;
•the failure to timely advance our programs or receive the necessary regulatory approvals, or a delay in receiving such approvals, due to, among other reasons, slow or failure to complete enrollment in clinical trials, withdrawal by trial participants from trials, failure to achieve trial endpoints, additional time requirements for data analysis, data integrity issues, BLA, MAA or the equivalent application, discussions with the FDA or the EMA, a regulatory request for additional nonclinical or clinical data, or safety formulation or manufacturing issues may lead to our inability to obtain sufficient funding; and
•the proprietary rights, products and technologies of our competitors may prevent our immunotherapies from being commercialized.
Currently, mRNA is considered a gene therapy product by the FDA. Unlike certain gene therapies that irreversibly alter cell DNA and may cause certain side effects, mRNA-based medicines are designed not to irreversibly change cell DNA. Side effects observed in other gene therapies, however, could negatively impact the perception of immunotherapies despite the differences in mechanism. In addition, the regulatory pathway in the United States and may other jurisdictions for approval is uncertain. Our COVID-19 vaccine is not currently classified as a gene therapy. The pathway for an individualized therapy, such as our iNeST mRNA-based immunotherapy where each patient receives a different combination of mRNAs, remains particularly unsettled. The number and design of the clinical and preclinical studies required for the approval of these types of medicines have not been established, may be different from those required for gene therapy products or therapies that are not individualized or may require safety testing like gene therapy products. Moreover, the length of time necessary to complete clinical trials and submit an application for marketing approval by a regulatory authority varies significantly from one pharmaceutical product to the next and may be difficult to predict.
Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
As with most biological products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. The potential for adverse events is especially acute in the oncology setting, where patients may have advanced disease, have impaired organ function, compromised immune and other systems and may be receiving numerous other therapies. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects.
If unacceptable side effects arise in the development of our product candidates, we, the FDA, competent authorities of EU member states, ethics committees, the institutional review boards, or IRBs, at the institutions in which our studies are conducted, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials. The FDA or comparable regulatory authorities could also order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

Monitoring the safety of patients receiving our product candidates is challenging, which could adversely affect our ability to obtain regulatory approval and commercialize our product candidates.
In our ongoing and planned clinical trials, we have contracted, and are expected to continue to contract, with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. Additionally, the COVID-19 pandemic continues to have an impact on our ability to monitor trial safety related to, for example, staff shortages due to contracting COVID-19 or the global shortage in healthcare professionals, re-assignment of staff to treat COVID-19 patients and restricted clinical site access. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA, the EMA or other comparable regulatory authority delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. We also expect the centers using our product candidates, if approved on a commercial basis, could have similar difficulty in managing adverse events. Medicines used at centers to help manage adverse side effects of our product candidates may not adequately control the side effects and may have a detrimental impact on the efficacy of the treatment. Use of these medicines may increase with new physicians and centers administering our product candidates.
In addition, even if we successfully advance one of our product candidates into and through clinical trials, such trials will likely only include a limited number of patients and limited duration of exposure to our product candidates. As a result, we cannot be assured that adverse effects of our product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate. Further, any clinical trials may not be sufficient to determine the effects and safety consequences of taking our product candidates over a multi-year period.
If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:
•regulatory authorities may withdraw their approval of the product;
•we may be required to recall a product or change the way such product is administered to patients;
•additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;
•regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
•we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication Guide outlining the risks of such side effects for distribution to patients;
•we could be sued and held liable for harm caused to patients;
•the product may become less competitive; and
•our reputation may suffer.
Any of the foregoing events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business. In addition, if one or more of our product candidates or our immunotherapy approach generally prove to be unsafe, our technology platforms and pipeline could be affected, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.
Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all and would have an adverse effect on our business.
Much of our pipeline is in preclinical development and these programs could be delayed or not advance into the clinic. Before we can initiate clinical trials for product candidates, we must complete extensive preclinical studies, including IND-enabling Good Laboratory Practice toxicology testing, that support our planned Investigational New Drug applications, or INDs, in the United States or similar applications in other jurisdictions. We must also complete extensive work on CMC activities (including collecting yield, purity and stability data) to be included in the IND filing. CMC activities for a new category of medicines such as mRNA therapies require extensive manufacturing processes and analytical development, which are uncertain and lengthy. For instance, batch failures have occurred as we scale up our manufacturing and may occur in the future. In addition, we have had in the past, and may in the future have, difficulty identifying appropriate buffers and storage conditions to enable sufficient shelf life of batches of our preclinical or clinical product candidates. If we are required to produce new batches of our product candidates due to insufficient shelf life, it may delay the commencement or completion of preclinical or clinical trials of such product candidates. For example, we cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept the results of our preclinical testing or our proposed clinical programs or if the outcome of our preclinical testing, studies and CMC activities will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.
Clinical development involves a lengthy and expensive process with an uncertain outcome, and delays can occur for a variety of reasons outside of our control. Clinical trials of our product candidates may be delayed, certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, and we may have difficulty recruiting patients to participate in clinical trials, any of which can affect our ability to fund our company and would have a material adverse impact on our business.
Clinical testing is expensive and complex and can take many years to complete. Its outcome is inherently uncertain. We may not be able to initiate, may experience delays in, or may have to discontinue clinical trials for our product candidates. We and our collaborators also may experience numerous unforeseen events during, or as a result of, any clinical trials that we or our collaborators conduct that could delay or prevent us or our collaborators from successfully developing our product candidates, including:
•the FDA, other regulators, IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site for any number of reasons, including concerns regarding safety and aspects of the clinical trial design;
•we may experience delays in reaching, or fail to reach, agreement on favorable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•we have optimized in the past and may in the future optimize our manufacturing processes, including through changes to the scale and site of manufacturing, which may lead to additional studies (including bridging and bioequivalence studies) or potentially significant changes in our clinical trial designs, requiring additional cost and time, and, as a consequence, lead to a delay in plans for progressing one or more product candidates;
•the outcome of our preclinical studies and our early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;
•we may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;
•in an effort to optimize product features, we have made in the past and may continue to make changes to our product candidates after we commence clinical trials of a medicine which may require us to repeat earlier stages of clinical testing or delay later-stage testing of the medicine;
•clinical trials of any product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials, or we may decide to abandon product development programs;
•differences in trial design between early-stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;
•preclinical and clinical data are often susceptible to varying interpretations and analyses, and many product candidates believed to have performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval;
•our product candidates may have undesirable side effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us or our investigators, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;
•the number of trial participants required for clinical trials of any product candidates may be larger than we anticipate, identification of trial participants for such trials may be limited, enrollment in these clinical trials may be slower than we anticipate due to perceived adverse effects, limited patient populations, competitive trials, the COVID-19 pandemic or other reasons, or participants may withdraw from clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
•despite robust sponsor oversight, our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or withdraw from the trial, which may require that we add new clinical trial sites;
•regulators may elect to impose a clinical hold, or we, our investigators, IRBs or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-risk ratio;
•with respect to infectious disease vaccine trials in particular, we have to wait for particular level of infection in the placebo arm in order to assess protection provided by vaccine, and we cannot control the rate of exposure or infection which can make timing uncertain;

•the cost of preclinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we anticipate;
•the supply or quality of our product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate;
•safety or efficacy concerns regarding our product candidates may result from any concerns arising from nonclinical or clinical testing of other therapies targeting a similar disease state or other therapies, such as gene therapy, that are perceived as similar to ours; and
•the FDA or other regulatory authorities may require us to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.
We could also encounter delays if a clinical trial is suspended or terminated by us, the FDA or other regulatory authorities, ethics committees, or the IRBs of the institutions in which such trials are being conducted, or if such trial is recommended for suspension or termination by the DSMB. We may in the future be delayed in gaining clearance from the FDA or other regulators to initiate clinical trials through, among other things, the imposition of a clinical hold in order to address comments from such regulators on our clinical trial design or other elements of our clinical trials. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold; unforeseen safety issues or adverse side effects; failure to demonstrate a benefit, or adequate benefit-risk ratio, from using a product candidate; failure to establish or achieve clinically meaningful trial endpoints; changes in governmental regulations or administrative actions; or lack of adequate funding to continue the clinical trial. Many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. We could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. We must also complete extensive work on CMC activities that require extensive manufacturing processes and analytical development, which are uncertain and lengthy.
We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA and regulatory authorities in other jurisdictions have limited experience with commercial development of several of our technologies. The FDA may require an Advisory Committee to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be certain.
Moreover, the FDA and other regulatory authorities have indicated that, prior to commencing later stage clinical trials for our mRNA-based product candidates, we will need to scale up and further refine assays to measure and predict the potency of a given dose of these product candidates. Any delay in the scaling and refining of assays that are acceptable to the FDA or other regulatory authorities could delay the start of future clinical trials. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data for our clinical trials or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.
Significant additional preclinical or nonclinical testing and studies or clinical trial delays for our product candidates also could allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in the development of our product candidates may harm our business, financial condition and prospects significantly.
If we or our collaborators encounter difficulties enrolling participants in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
We depend on enrollment of participants in our clinical trials for our product candidates. In the past, our collaborators have found, and we or our collaborators may in the future find, it difficult to enroll trial participants in our clinical studies, which could delay or prevent clinical studies of our product candidates. The COVID-19 pandemic has introduced additional challenges in enrolling patients into many of our clinical trials. Identifying and qualifying trial participants to participate in clinical studies of our product candidates is critical to our success. The timing of our clinical studies depends on the speed at which we can recruit trial participants to participate in testing our product candidates. Delays in enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates. If trial participants are unwilling to participate in our studies because of negative publicity from adverse events in our trials or other trials of similar products, or those related to specific a therapeutic area, or for other reasons, including competitive clinical studies for similar patient populations, the timeline for recruiting trial participants, conducting studies, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our product, or termination of the clinical studies altogether.
We may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical trials in a timely manner. Patient and subject enrollment is affected by factors including:
•severity of the disease under investigation;
•complexity and design of the study protocol;
•size of the patient population;
•eligibility criteria for the study in question;
•proximity and availability of clinical study sites for prospective trial participants;
•availability of competing therapies and clinical trials, including between our own clinical trials;
•efforts to facilitate timely enrollment in clinical trials;
•patient referral practices of physicians;
•ability to monitor trial participants adequately during and after treatment;
•ability to recruit clinical trial investigators with the appropriate competencies and experience;
•clinicians’ and trial participants’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;
•our ability to obtain and maintain participant informed consent;
•major changes in the approval status of competitor investigational products during the clinical trial period;
•impacts of the COVID-19 global pandemic; and
•the risk that trial participants enrolled in clinical trials will not complete a clinical trial.
In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of trial participants available to us because some trial participants who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by a third party. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of trial participants who are available for our clinical trials at such clinical trial sites. Moreover, because in some cases our product candidates represent a therapeutic novelty in contrast to more traditional methods for disease treatment and prevention, potential trial participants and their doctors may be inclined to use conventional therapies or other investigational therapies rather than enroll trial participants in any future clinical trial involving more novel product candidates. Additionally, if new product candidates, such as gene editing therapies, show encouraging results, potential trial participants and their doctors may be inclined to enroll trial participants in clinical trials using those product candidates. If such new product candidates show discouraging results or other adverse safety indications, potential trial participants and their doctors may be less inclined to enroll trial participants in our clinical trials.
In particular, certain conditions for which we plan to evaluate our current product candidates are rare diseases with limited patient pools from which to draw for clinical trials. The eligibility criteria of our clinical trials will further limit the pool of available trial participants. Additionally, the process of finding and diagnosing patients may prove costly. As discussed above, each of the foregoing risks is exacerbated by the COVID-19 pandemic currently affecting the global community and the global economy.
A variety of risks associated with conducting research and clinical trials abroad and marketing our product candidates internationally could materially adversely affect our business.
Clinical trials of our product candidates are currently being conducted in several countries, and we plan to commercialize our product candidates, if approved, globally. Accordingly, we are subject to additional risks related to operating in multiple countries, including:
•differing regulatory requirements in such countries;
•unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in Germany and shipping the product candidate to the patient abroad;
•import and export requirements and restrictions;
•economic weakness, including inflation, or political instability in particular economies and markets;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•taxes, including withholding of payroll taxes;
•currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•difficulties staffing and managing operations outside of Germany;
•workforce uncertainty in countries where labor unrest is more common;
•differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
•potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in other jurisdictions;
•challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as Germany and the United States;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geopolitical actions, including war and terrorism, or public health epidemics or pandemics.
The extent to which the COVID-19 pandemic continues to impact our operations, including our clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In the future, similar events could affect our ability to manufacture and commercialize our product candidates.
These and other risks associated with our international operations and our collaborations with our collaborators may materially adversely affect our ability to attain or maintain profitable operations.
Interim top-line and preliminary data from studies or trials that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publish interim top-line or preliminary data from preclinical studies or clinical trials. Interim data are subject to the risk that one or more of the outcomes may materially change as more data become available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, the top-line results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Additionally, interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to disclose publicly regarding a particular study or clinical trial is based on what is typically extensive information, and our securityholders may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant by our securityholders or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could significantly harm our business prospects.
Results of earlier studies and trials of our product candidates may not be predictive of future trial results.
Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Notwithstanding any potential promising results in earlier studies and trials, we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates. In addition, the results of our preclinical studies may not be predictive of the results of outcomes in human clinical trials. For example, our tumor-specific cancer immunotherapy candidates and any future product candidates may demonstrate different chemical, biological and pharmacological properties in patients than they do in laboratory studies or may interact with human biological systems in unforeseen or harmful ways. Product candidates in later stages of clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Even if we are able to initiate and complete clinical trials, the results may not be sufficient to obtain regulatory approval for our product candidates.
Our planned clinical trials or those of our collaborators may be less efficacious or may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could delay or terminate clinical trials, or delay or prevent regulatory approval or market acceptance of any of our product candidates.
There is typically an extremely high rate of attrition for product candidates across categories of medicines proceeding through clinical trials.
These product candidates may fail to show the desired safety and efficacy profile in later stages of clinical trials despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.
Some of our product candidates are being developed or are intended to be co-administered with other developmental therapies or approved medicines. For example, autogene cevumeran (BNT122) is being developed to be co-administered with checkpoint inhibitors. Such combinations may have additional side effects, which may be difficult to predict in future clinical trials.
If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting trial participants to any of our clinical trials, trial participants may withdraw from trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other regulatory authorities, ethics committees or an IRB may impose a clinical hold on, or suspend or terminate, clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, an unfavorable benefit-risk ratio may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.
If we are not successful in discovering, developing and commercializing additional product candidates beyond our current portfolio, our ability to expand our business and achieve our strategic objectives would be impaired.
Although a substantial amount of our efforts will focus on the clinical trials and potential approval of our existing product candidates, a key element of our strategy is to discover, develop and potentially commercialize additional products beyond our current portfolio to treat various conditions and in a variety of therapeutic areas. We intend to do so by investing in our own drug and target discovery efforts, exploring potential collaborations for the development of new products, and in-licensing technologies. Identifying new product candidates requires substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Even if we identify product candidates that initially show promise, we may fail to develop and commercialize such products successfully for many reasons, including the following:
•the research methodology used may not be successful in identifying potential product candidates;
•competitors may develop alternatives that render our product candidates obsolete;
•product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
•a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
•a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•an approved product may not be accepted as safe and effective by trial participants, the medical community or third-party payors.

If we are unsuccessful in identifying and developing additional products, our potential for growth may be impaired.
Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified senior management and scientific personnel.
Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent upon members of our management and scientific teams. We may not be able to retain these persons due to the competitive environment in the biotechnology industry, as well as a current global shortage of these highly qualified individuals. The loss of any of these persons’ services may adversely impact the achievement of our research, development, financing and commercialization objectives. We are also aware of physical threats made against certain of these people. In response to these threats, we have deployed personal protection for such employees and increased our security generally. We currently do not have “key person” insurance on any of our employees.
In addition, we rely on consultants, contractors and advisors, including scientific and clinical advisors, to assist us in formulating our research and development, regulatory approval and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The loss of the services of one or more of our current employees or advisors might impede the achievement of our research, development, regulatory approval and commercialization objectives. In addition, we have flexibly grown our workforce through the use of contractors and part-time workers. We may not be able to retain the services of such personnel, which might result in delays in the operation of our business.
Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will be critical to our success as well. Competition for skilled personnel, including in mRNA research, clinical development, clinical operations, regulatory affairs, therapeutic area management and manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse impact on our business, financial condition, results of operations and prospects.
Our employees, principal investigators and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could have an adverse effect on the results of our operations.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators and consultants, despite our robust efforts to prevent such misconduct through sponsor oversight. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.
Employee litigation and unfavorable publicity could negatively affect our future business.
From time to time our employees may bring lawsuits against us regarding injury, creating a hostile work place, discrimination, wage and hour disputes, sexual harassment or other employment issues. In recent years, there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment- related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their business. If we were to face any employment-related claims, our business could be negatively affected.
The illegal distribution and sale by third parties of counterfeit versions of our COVID-19 vaccine could have a negative impact on our financial performance or reputation.
Third parties have in the past and may continue to illegally distribute and sell counterfeit versions of COVID-19 vaccines. Counterfeit products are frequently unsafe or ineffective, and may even be life-threatening. Counterfeit medicines may contain harmful substances or the wrong dosage. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.
Reports of adverse reactions to counterfeit products, increased levels of counterfeiting, or unsafe COVID-19 vaccines could materially affect public confidence in our COVID-19 vaccine or other product candidates. It is possible that adverse events caused by unsafe counterfeit vaccines will mistakenly be attributed to our COVID-19 vaccine. In addition, thefts of inventory at warehouses, plants or while in-transit, which are subsequently improperly stored and which are sold through unauthorized channels could adversely impact patient safety, our reputation, and our business. Public loss of confidence in the integrity of our COVID-19 vaccine as a result of counterfeiting or theft could have a material adverse effect on our business, results of operations, and financial condition.
We and our collaborators or other contractors or consultants depend on information technology systems, and any failure of these systems could harm our business. Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.
Our internal computer systems and those of our current and any future collaborators, vendors, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, cybersecurity threats, war, and telecommunication and electrical failures. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from one or more ongoing or completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the EU General Data Protection Regulation, or the GDPR, relevant law of an EU member state, HIPAA, and other relevant state and federal privacy laws in the United States. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.
While we have not experienced any material system failures, accidents or security breaches to date, we and a vendor have separately in the past been subject to a security breach resulting in us unknowingly making payments to third parties that were able to gain unauthorized access to our and the vendor’s email systems. Additionally, in December 2020, we were informed by the EMA that the agency was subject to a cyberattack and that some documents relating to our regulatory submission for our COVID-19 vaccine candidate, which was stored on an EMA server, had been unlawfully accessed. None of our systems were breached in connection with this incident and we are unaware that any study participants were identified through the data being accessed.
We have put systems and procedures in place to minimize the likelihood of such incidents reoccurring; however, we cannot guarantee that third parties will not be able to gain unauthorized access to or otherwise breach our systems in the future. Any such unauthorized access or breach could adversely affect our business, results of operations and financial condition.
Our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
We recognize the need for, and are in the early stages of, developing disaster recovery, business continuity and document retention plans that would allow us to be operational despite casualties or unforeseen events including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; public health crises such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical tensions related to Russia's actions in Ukraine, resulting sanctions imposed by the U.S. and other countries and retaliatory actions taken by Russia in response to such sanctions; or other catastrophic events. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters with our manufacturing facilities, our distribution facilities, at our corporate headquarters or those of third parties we rely on, our critical systems, operations and information may not be restored in a timely manner, or at all, and this could have an adverse effect on our business.
Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of our current or future product candidates.
We face an inherent risk of product liability exposure related to the testing of any of our current or future product candidates in clinical trials, and an even greater risk related to any commercialized products, such as our COVID-19 vaccine. We have received product liability claims against our COVID-19 vaccine, and expect to receive additional product liability claims in the future. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•decreased demand for any product candidate that we may develop;
•loss of revenue;
•substantial monetary awards to patients, healthy volunteers or their children;
•significant time and costs to defend the related litigation;
•withdrawal of clinical trial participants;
•the inability to commercialize any product candidates that we may develop; and
•injury to our reputation and significant negative media attention.
We carry clinical trial insurance, including product liability insurance, which we believe to be sufficient in light of our current commercial operations and clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We have expanded our insurance coverage to include product liability claims arising from the use of our COVID-19 vaccine; however, the amount of coverage we have obtained may not be adequate, and we may be unable to maintain product liability insurance for our COVID-19 vaccine on commercially reasonable terms in the future. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADS to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.
If our products become subject to a product recall it could harm our reputation, business and financial results.
The FDA and similar governmental authorities in other jurisdictions have the authority to require the recall of certain commercialized products. In the case of the FDA, the authority to require a recall of a biologic product must be based on an FDA finding that a batch, lot of other quantity of the biologic product presents an imminent or substantial hazard to the public health. In addition, some governmental bodies outside the United States have the authority to require the recall of any product candidate in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us could occur as a result of manufacturing errors, design or labeling defects or other deficiencies and issues.
Recalls of any of our product candidates would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. A recall announcement could harm our reputation with customers and negatively affect our sales, if any.
Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance (“ESG”) matters, including related social expectations and concerns, may impose unexpected costs or result in reputational or other harm that could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.
There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on the environment, access to our COVID-19 vaccine, corporate governance, our practices relating to product stewardship, management of business ethics, human rights diligence in our supply chain, and human resource development, which may result in increased regulatory, social or other scrutiny on us. Regarding climate risks, we are expected to address climate risks due to our own contribution to climate change (inside-out perspective), risks due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives (“dual materiality”). If we are unable to adequately recognize and respond to such developments and governmental, societal, investor and NGO expectations relating to such ESG matters, we may miss corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations and the market value of our common shares may decline.
We have observed that in addition to the importance of their financial performance, companies are increasingly being judged by their performance on ESG matters. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. We may fail to comply with standards or best practices put forth by such organizations or by governmental or regulatory bodies. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.
Risks Related to the Manufacturing of our COVID-19 Vaccine, our Product Candidates and Future Pipeline
Our COVID-19 vaccine and product candidates are based on novel technologies and they may be complex and difficult to manufacture. We may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we or any of the third-party manufacturers we work with encounter such difficulties, our ability to supply materials for clinical trials or any approved product could be delayed or stopped.
The manufacturing processes for our COVID-19 vaccine and our product candidates are novel and complex. Due to the novel nature of this technology and limited experience at larger scale production, we may encounter difficulties in manufacturing, product release, shelf life, testing, storage and supply chain management, or shipping. These difficulties could be due to any number of reasons including, but not limited to, complexities of producing batches at larger scale, equipment failure, choice and quality of raw materials and excipients, analytical testing technology, and product instability. In an effort to optimize product features, we have in the past and may in the future make changes to our product candidates in their manufacturing and stability formulation and conditions. This has resulted in the past, and may in the future result, in our having to resupply batches for preclinical, clinical, or commercial activities when there is insufficient product stability during storage and insufficient supply. Insufficient stability or shelf life of our product candidates could materially delay our or our collaborators’ ability to continue the clinical trial for that product candidate or require us to begin a new clinical trial with a newly formulated drug product, due to the need to manufacture additional preclinical, clinical or commercial supply.
For example, in March 2021 we received product quality complaints related to our COVID-19 vaccine in Hong Kong. A thorough investigation into these complaints concluded that the reported product quality complaints were due to the combination of a deficient container closure process, or crimping, at one specific contract manufacturing organization when such containers were later shipped at ultra-cold conditions created by shipping on dry ice. The investigation did not identify any safety issues related to the product quality complaints. We and our COVID-19 vaccine collaboration partner in Hong Kong, Fosun Pharma, in Hong Kong subsequently supplied replacement COVID-19 vaccine vials, but we cannot assure you that we will not experience similar product quality complaints in the future.
Our rate of innovation is high, which has resulted in, and will continue to cause a high degree of, technology change that can negatively impact product comparability during and after clinical development. Furthermore, technology changes may drive the need for changes in, modification to, or the sourcing of, new manufacturing infrastructure or may adversely affect third-party relationships.
The process to generate mRNA medicines is complex and, if not developed and manufactured under well-controlled conditions, can adversely impact pharmacological activity. We may encounter difficulties in scaling up our manufacturing process, thereby potentially impacting clinical and commercial supply. Additionally, for individualized therapies, we may encounter issues with our ability to timely and efficiently manufacture product given the on-demand requirements of such therapies, thereby potentially impacting clinical and commercial supply.
As we continue developing new manufacturing processes for our drug substance and drug product, the changes we implement to the manufacturing process may impact, in turn, specification and stability of the drug product. Changes in our manufacturing processes may lead to failure of lots and this could lead to a substantial delay in our clinical trials or an inability to supply sufficient commercial quantities of drug product. Our mRNA product candidates may prove to have a stability profile that leads to an unfavorable shelf life. This poses risk in supply requirements, wasted stock and higher cost of goods.

We are dependent on a number of equipment providers who are also implementing novel technology. Further, we have developed our own custom manufacturing equipment for certain of our product candidates. If such equipment malfunctions or we encounter unexpected performance issues, we could encounter delays or interruptions to clinical and commercial supply.
Due to the number of different programs, we may have cross contamination of products inside of our factories, CROs, external contract manufacturing organizations, or CMOs, suppliers or in the clinic that affect the integrity of our products. Additionally, for some programs the manufacturing scale is extremely small compared to the standard volumes of supply, such that we run the risk of contaminating the process each time we reopen a container to use remaining supplies.
As we scale the manufacturing output for particular programs, we plan to continuously improve yield, purity and the pharmaceutical properties of our product candidates from IND-enabling studies through commercial launch, including shelf life stability and solubility properties of drug product and drug substance. Due to continuous improvement in manufacturing processes, we may switch processes for a particular program during development. However, after the change in process, more time is required for pharmaceutical property testing, such as six- or 12- month stability testing. That may require resupplying clinical or commercial material, or making additional GMP batches to keep up with clinical trial demand before such pharmaceutical property testing is completed.
We are utilizing a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients have not been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our COVID-19 vaccine and our product candidates. Further, now and in the future, one or more of our programs may have a single source of supply for raw materials and excipients. Some of our suppliers are located in countries (e.g. the United States) different from our manufacturing sites (i.e. Germany). Export restrictions could lead to unplanned interruptions in manufacturing and thus impacting supply of both clinical and commercial material.
We have established a number of analytical assays, and may have to establish several more, to assess the quality of our mRNA product candidates. We may identify gaps in our analytical testing strategy that might prevent release of product or could require product withdrawal or recall. For example, we may discover new impurities that have an impact on product safety, efficacy or stability. This may lead to an inability to release mRNA product candidates until the manufacturing or testing process is rectified.
Our product and product intermediates are extremely temperature sensitive, and we may learn that any or all of our products are less stable than desired. We may also find that transportation conditions negatively impact product quality. This may require changes to the formulation or manufacturing process for one or more of our product candidates and result in delays or interruptions to clinical or commercial supply. In addition, the cost associated with such transportation services and the limited pool of vendors may also add additional risks of supply disruptions. As we are transporting intermediate products with holding times in refrigeration (TIR) and allowed times out of refrigeration (TOR) across long distances and crossing borders, traffic issues and customs delays could lead to the loss of batches which would need to be replaced.
Certain of our product candidates are uniquely manufactured for each patient and we may encounter difficulties in production, particularly with respect to scaling our manufacturing capabilities. If we or any of the third-party manufacturers with whom we contract encounter these types of difficulties, our ability to provide our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.
We custom design and manufacture certain product candidates that are unique and tailored specifically for each patient. Manufacturing unique lots of these product candidates is susceptible to product loss or failure due to issues with:
•logistics associated with the collection of a patient’s tumor, blood or other tissue sample;
•shipping such samples to a facility for genetic sequencing;
•next-generation sequencing of the tumor mRNA;
•biopsy of a sufficient quantity of cancerous tissue to allow for proper sequencing and identification of tumor-specific mutations;
•identification of appropriate tumor-specific mutations;
•the use of a software program, including proprietary and open source components, which is hosted in the cloud and a part of our product candidate, to assist with the design of the patient-specific mRNA, which software must be maintained and secured;

•effective design of the patient-specific mRNA that encodes for the required neoantigens;
•batch-specific manufacturing failures or issues that arise due to the uniqueness of each patient-specific batch that may not have been foreseen;
•quality control testing failures;
•unexpected failures of batches placed on stability;
•shortages or quality control issues with single-use assemblies, consumables or critical parts sourced from third-party vendors that must be changed out for each patient-specific batch;
•significant costs associated with individualized manufacturing that may adversely affect our ability to continue development;
•successful and timely manufacture and release of the patient-specific batch;
•shipment issues encountered during transport of the batch to the site of patient care;
•the ability to define a consistent safety profile at a given dose when each participant receives a unique treatment; and
•our reliance on single source suppliers.
We also continue to evolve our own custom manufacturing equipment. This equipment may not function as designed, which may lead to deviations in the drug product being produced. This can lead to increased batch failure and the inability to supply patients enrolled in the clinical trial. If our clinical development plans are expanded, due to the custom nature of the equipment and single-use assemblies, we may not be able to supply this expanded need reliably without significant investments. In addition, there will be considerable time to scale up our facilities or build new facilities before we can begin to meet any commercial demand if one or more of our product candidates are approved. This expansion or addition of new facilities could also lead to product comparability issues, which can further delay introduction of new capacity.
As certain of our product candidates are manufactured for each individual patient, we will be required to maintain a chain of identity with respect to each patient’s tissue sample, sequence data derived from such tissue sample, analyze results of such patient’s genomic analysis and the custom manufactured product for each patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in product mix-up, adverse patient outcomes, loss of product, or regulatory action, including withdrawal of any approved products from the market. Further, as our product candidates are developed through early-stage clinical studies to later-stage clinical trials towards approval and commercialization, we expect that multiple aspects of the complicated collection, analysis, manufacture and delivery processes will be modified in an effort to optimize processes and results. These changes may not achieve the intended objectives, and any of these changes could cause our product candidates to perform differently than we expect, potentially affecting the results of clinical trials.
Our inability to manufacture sufficient or appropriate quantities of our COVID-19 vaccine or any of our product candidates, or our failure to comply with applicable regulatory requirements, could materially and adversely affect our business.
Manufacturing is a vital component of our individualized immunotherapy approach, and we have invested significantly in our manufacturing facilities, including the acquisition of a manufacturing site in Marburg, Germany and the construction of a novel modular manufacturing facilities in Africa that we refer to as “BioNTainers”. All internal manufacturing is performed under GMP guidelines. We also rely on a network of CMOs for the manufacture of our COVID-19 vaccine. We do not rely on any external CMOs for the manufacture of our individualized product candidates and at this time, and we have limited redundancy among our facilities. Due to the individualized nature of our product candidates, we do not maintain product reserves. If any of our or our external CMOs’ manufacturing facilities, including our recently introduced BioNTainers, experience difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our clinical development programs may be delayed or suspended until we or our external CMOs can resume operations. We may also be required to incur significant expenditures to resolve such difficulties.
We also face the risk of inventory write-offs or redundant production capacities with respect to our COVID-19 vaccine. Planned new formulations of our COVID-19 vaccine, including versions that protect against new variants of COVID-19, have resulted in inventory write-offs, and may lead to additional write-offs in the future. In addition, we have experienced in the past, and may experience in the future, redundant production capacities under our agreements with CMOs, due to planned new formulations as well as adaptations of our COVID-19 vaccine and increased internal manufacturing capacities. Significant inventory write-offs or redundant manufacturing expenses would negatively impact our results of operations.
Our facilities are subject to various regulatory requirements and may be subject to the inspection of the FDA or other regulatory authorities.

If we or our external CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the EMA or comparable regulatory authorities in other jurisdictions, we may not be able to rely on our or our external CMOs’ manufacturing facilities for the manufacture of our product candidates. If the FDA, the EMA or another comparable regulatory authority finds our facilities inadequate for the manufacture of our COVID-19 vaccine or our product candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our COVID-19 vaccine or our product candidates.
Additionally, we may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If we were to encounter any of these difficulties, our ability to provide our COVID-19 vaccine or our product candidates to patients in clinical trials, or to provide products for the treatment of patients, once approved, would be jeopardized.
We are subject to regulatory and operational risks associated with the physical and digital infrastructure at both our internal manufacturing facilities and at those of our external service providers.
The designs of our facilities are based on current standards for biotechnology facilities. They have been reviewed and approved by local authorities and have also received GMP manufacturing licenses. We have designed our facilities to incorporate a significant level of automation of equipment with integration of several digital systems to improve efficiency of operations. We have attempted to achieve a high level of digitization for clinical and commercial manufacturing facilities relative to industry standards. While this is meant to improve operational efficiency, this may pose additional risk of process equipment malfunction and even overall manufacturing system failure or shutdown due to internal or external factors including, but not limited to, design issues, system compatibility or potential cybersecurity breaches. This may lead to delay in supply or shutdown of our facilities. Any disruption in our manufacturing capabilities could cause delays in our production capacity for our drug substances or drug products, impose additional costs, or may require us to identify, qualify and establish an alternative manufacturing site, the occurrence of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
As we expand our development and commercial capacity, we may establish additional manufacturing capabilities and expand to other locations or geographies, which may lead to regulatory delays or prove costly. If we fail to select the correct location, complete the construction in an efficient manner, recruit the required personnel, and generally manage our growth effectively, the development and production of our product candidates could be delayed or curtailed. Additional investments may be needed if changes in our manufacturing process lead to required changes in our infrastructure.
Our COVID-19 vaccine and certain of our product candidates rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.
Our product candidates require many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product, and the suppliers may not be able to deliver raw materials to our specifications. In addition, some such suppliers normally support blood-based hospital businesses and generally do not have the capacity to support commercial products manufactured under GMP by biopharmaceutical firms. These suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and we may not be able to contract with them on acceptable terms or at all. Accordingly, we have experienced and we may in the future experience delays in receiving key raw materials to support clinical or commercial manufacturing.
In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Further, we may be unable to enter into agreements with a new supplier on commercially reasonable terms, which could have a material adverse impact on our business.

We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Our manufacturing facilities or the manufacturing facilities of our third-party manufacturers or suppliers may not meet regulatory requirements. Failure to meet GMP requirements set forth in regulations promulgated by the FDA, the EMA and other comparable regulatory authorities could result in significant delays in and costs of our products.
The manufacturing of immunotherapies for clinical trials or commercial sale is subject to extensive regulation. GMP requirements govern manufacturing processes and procedures, including record-keeping, and the implementation and operation of quality systems to control and assure the quality of products and materials used in our products and product candidates. Poor control of the GMP production processes can lead to product quality failures that can impact our ability to supply product, resulting in loss of potential product sales revenue, cost overruns and delays to clinical timelines for our clinical programs, which could be extensive. Such production process issues include but are not limited to:
•critical deviations in the manufacturing process;
•facility and equipment failures;
•contamination of the product due to an ineffective quality control strategy;
•facility contamination as assessed by the facility and utility environmental monitoring program;
•ineffective process, equipment or analytical change management, resulting in failed lot release criteria;
•raw material failures due to ineffective supplier qualification or regulatory compliance issues at critical suppliers;
•ineffective product stability;
•failed lot release or facility and utility quality control testing;
•ineffective corrective actions or preventative actions taken to correct or avoid critical deviations due to our developing understanding of the manufacturing process as we scale; and
•failed or defective components or consumables.
We must supply all necessary documentation in support of a BLA or other marketing authorization application on a timely basis and must adhere to the FDA’s, the EMA’s and other countries’ GMP requirements, which are enforced, in the case of the FDA, in part through its facilities inspection program.
Regulatory authorities typically require representative manufacturing site inspections to assess adequate compliance with GMPs and manufacturing controls as described in the filing. If either we or one of our third-party manufacturing sites fails to provide sufficient quality assurance or control, approval continue delivery of our commercial product or to commercialize our product candidates may not be granted. Inspections by regulatory authorities may occur at any time during the development or commercialization phase of products. The inspections may be product-specific or facility-specific for broader GMP inspections or as a follow up to market or development issues that the regulatory agency may identify. Deficient inspection outcomes may influence the ability of our third-party manufacturers or suppliers to fulfill their supply obligations, impacting or delaying supply or delaying programs.
The manufacturing process for any products that is subject to the FDA’s, the EMA’s and other regulatory authorities’ approval processes, and we may need to contract with manufacturers who we believe can meet applicable regulatory authority requirements on an ongoing basis. If we or our third-party manufacturers are unable to reliably manufacture to specifications acceptable to the FDA, the EMA or other regulatory authorities, we or our collaborators may not obtain or maintain the approvals we or they need to release and deliver such products. Even if we or our collaborators obtain regulatory approval for any of our immunotherapies, there is no assurance that either we or our CMOs will be able to manufacture our product candidates to specifications acceptable to the FDA, the EMA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition, results of operations and growth prospects.
In addition, we may not have direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory status of our CMOs’ facilities. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates (including those of our collaborators) and our overall business operations. Our potential future dependence upon others for the manufacture of our products, product candidates and raw materials may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.
The FDA, the EMA and other regulatory authorities may require us to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA or other regulatory authorities may require that we do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Our CMOs have, in the past, experienced lot failures and some may have experienced product recalls. Lot failures or product recalls with respect to product produced by either our own facilities or those of our third-party manufacturers could cause us and our collaborators to delay clinical trials, product launches or product supply, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.
We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes and operations, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. While we train and qualify all personnel around the appropriate handling of our products and materials, we may not be able to control for or ultimately detect intentional sabotage or negligence by any employee or contractor.
Risks Related to our Reliance on Third Parties
We rely on third parties in the conduct of significant aspects of our preclinical studies and clinical trials and intend to rely on third parties in the conduct of future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or fail to meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.
We currently rely, and expect to continue to rely, on third parties, such as CROs, clinical data management organizations, collaborators, medical institutions and clinical investigators, to conduct various and significant elements of our clinical trials. We currently rely, and expect to continue to rely, on third parties to conduct certain research and preclinical testing activities. In some cases, these third parties may terminate their engagements with us. If we need to enter into alternative arrangements, it would delay our discovery or product development activities.
Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our regulatory or contractual responsibilities. We are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial.
Moreover, the FDA requires us to comply with GCP for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions. For any violations of laws and regulations during the conduct of our preclinical studies and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.
We and our CROs are required to comply with regulations, including GCP, for conducting, monitoring, recording and reporting the results of preclinical studies and clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial participants are adequately informed, among other things, of the potential risks of participating in clinical trials. We also are responsible for ensuring that the rights of our clinical trial participants are protected. These regulations are enforced by the FDA, the regulatory authorities of the EU member states, and comparable regulatory authorities of other jurisdictions for any product candidates in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable regulatory authorities of other jurisdictions may require us to perform additional clinical trials before approving our marketing applications. We cannot be sure that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced in accordance with the requirements of GMP regulations. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action.

Although we have designed, and in the future intend to design the clinical trials for certain of our product candidates, our collaborators will design the clinical trials that they are managing (in some cases, with our input) and in the case of clinical trials controlled by us, we expect that CROs will conduct all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future preclinical studies and clinical trials results in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also potentially lead to mistakes as well as difficulties in coordinating activities. Outside parties may:
•have staffing difficulties;
•fail to comply with contractual obligations;
•experience regulatory compliance issues;
•undergo changes in priorities or become financially distressed;
•form relationships with other entities, some of which may be our competitors;
•have human errors; or
•be subject to cyberattacks.
These factors may materially adversely affect the willingness or ability of third parties to conduct our preclinical studies and clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs do not perform preclinical studies and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.
We also rely on other third parties to transport, store and distribute the required materials for our clinical trials. In the past, certain of our third-party vendors have mishandled our materials, resulting in loss of full or partial lots of material. Any further performance failure on the part of these third parties could result in damaged products and could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, if approved, producing additional losses and depriving us of potential product sales revenue, causing us to default on our contractual commitments, result in losses that are not covered by insurance, and damage our reputation and overall perception of our products in the marketplace. Each of the risks set forth above may be exacerbated by the COVID-19 pandemic currently affecting the global community and the global economy.
Our existing collaborations, or any future collaboration arrangements that we may enter into, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop and commercialize our product candidates.
We have entered into collaborations under which our collaborators have provided, and may in the future provide, funding and other resources for developing and commercializing our product candidates. We expect to enter into additional collaborations to access additional funding, capabilities and expertise in the future. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:
•collaborators may not perform or prioritize their obligations as expected;
•the clinical trials conducted as part of such collaborations may not be successful;
•collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization of programs based on clinical trial results, changes in the collaborators’ focus or available funding (for example, we are aware that there have been allegations that Fosun International Ltd., an affiliate of our collaboration partner Fosun Pharma, is facing liquidity risks), or external factors, such as an acquisition, that divert resources or create competing priorities;
•collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;
•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•product candidates developed in collaborations with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the development or commercialization of our product candidates;
•a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;
•disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates, or may result in litigation or arbitration, any of which would be time-consuming and expensive;
•collaborators may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
•disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;
•collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;
•collaborations may be terminated for the convenience of the collaborator and, if terminated, the development of our product candidates may be delayed, and we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates;
•future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business;
•we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex; and
•our international operations through any future collaborations, acquisitions or joint ventures may expose us to certain operating, legal and other risks not encountered in the United States.
If our collaborations do not result in the successful development and commercialization of programs, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty or other contingent payments, or otherwise yield the expected benefits under the collaborations. As a result, our development of product candidates and commercialization efforts could be delayed and we may need additional resources to develop and commercialize our product candidates. In addition, in general our collaborators have the right to terminate their agreements with us for convenience. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this report apply to the activities of our collaborators.
If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our research, development and commercialization plans.
Our research and product development programs and the potential commercialization of any product candidates we develop alone or with collaborators will require substantial additional cash to fund expenses, and we expect that we will continue to seek collaborative arrangements with others in connection with the development and potential commercialization of current and future product candidates or the development of ancillary technologies. We face significant competition in establishing relationships with appropriate collaborators. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Whether or not we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include, among other things and as applicable for the type of potential product or technology, an assessment of the opportunities and risks of our technology, the design or results of studies or trials, the likelihood of approval, if necessary, of the FDA or comparable regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and technologies and industry and market conditions generally.
Current or future collaborators may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us. Additionally, we may be restricted under existing collaboration agreements from entering into future agreements on certain terms or for certain development activities with potential collaborators. For example, we have granted exclusive rights or options to Pfizer for certain targets, and under the terms of our respective collaboration agreements with them, we will be restricted from granting rights to other parties to use our mRNA technology to pursue potential products that address those targets. Similarly, our collaboration agreements have in the past and may in the future contain non-competition provisions that could limit our ability to enter into collaborations with future collaborators.
Collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we do enter into additional collaboration agreements, the negotiated terms may force us to relinquish rights that diminish our potential profitability from development and commercialization of the subject product candidates or others. If we are unable to enter into additional collaboration agreements, we may have to curtail the research and development of the product candidate or technology for which we are seeking to collaborate, reduce or delay research and development programs, delay potential commercialization timelines, reduce the scope of any sales or marketing activities or undertake research, development or commercialization activities at our own expense. If we elect to increase our expenditures to fund research, development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all.
We have entered into in-licensing arrangements and may form or seek to enter into additional licensing arrangements in the future, and we may not realize the benefits of such licensing arrangements.
We are a party to licenses that give us rights to third-party intellectual property, including patents and patent applications, that are necessary or useful for our business. In particular, we have obtained licenses from Acuitas Therapeutics, CellScript LLC and its affiliate, mRNA RiboTherapeutics, Inc., to patent rights claiming certain uses of modified RNA, as well as licenses from certain other parties for intellectual property useful in pharmaceutical formulations. We may enter into additional licenses to third-party intellectual property in the future.
The success of products developed based on in-licensed technology will depend in part on the ability of our current and future licensors to prosecute, obtain, maintain, protect, enforce and defend patent protection for our in-licensed intellectual property. Our current and future licensors may not successfully prosecute the patent applications we license. Even if patents were issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. In addition, we sublicense our rights under various third-party licenses to our collaborators. Any impairment of these sublicensed rights could result in reduced revenues under our collaboration agreements or result in termination of an agreement by one or more of our collaborators.
Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the licensing agreement;
•our right to sublicense patent and other intellectual property rights to third parties under collaborative relationships;
•our diligence obligations with respect to the use of the licensed intellectual property and technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
•the ownership of inventions, trade secrets, know-how and other intellectual property resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and
•the priority of invention of patented technology; and
•including amounts to be paid pursuant to royalty obligations, including the triggering of royalty obligations and amounts to be paid pursuant thereto.
If disputes over intellectual property that we have in-licensed or other related contractual rights prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop and commercialize the affected product candidates.
We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we, our co-owners or our licensors fail to adequately protect, defend, maintain or enforce this intellectual property, our ability to commercialize products could suffer.

If we commit certain material breaches and fail to remedy them (if such breach is curable), we are required to repurchase shares held by the Bill & Melinda Gates Foundation.
If we commit a specified material breach under the letter agreement with the Bill & Melinda Gates Foundation, or BMGF, and such breach remains uncured after a specified period of time (if curable), we are required to either (i) repurchase the shares held by BMGF or locate a third party to purchase the shares from BMGF, in either case at a price that is the greater of the original purchase price or the fair market value of the shares at the time of repurchase, or (ii) if we cannot meet the requirements under (i) (e.g., because we do not have sufficient cash reserves), then we must use our best efforts to effect BMGF’s withdrawal right as soon as practicable, which may mean acquiring the shares in tranches over time. If we are required to repurchase BMGF’s shares, our financial position could be materially and adversely affected.
We rely on third parties to manufacture certain of our clinical product supplies, and we may have to rely on third parties to produce and process our product candidates, if approved.
Although we expect to continue using our own clinical manufacturing facilities, we also rely on outside vendors to manufacture supplies and process our product candidates. We have only recently begun to manufacture our COVID-19 vaccine on a commercial scale and may not be able to achieve commercial- scale manufacturing and processing for our product candidates, if approved, and may be unable to create an inventory of mass-produced, off-the-shelf product to satisfy demands for our product candidates, if approved.
We do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of our product candidates, and the actual cost to manufacture and process our product candidates could materially and adversely affect the commercial viability of our product candidates. As a result, we may not be able to develop commercially viable products other than our COVID-19 vaccine.
In addition, our reliance on a limited number of CMOs exposes us to the following risks:
•we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA or other regulatory authorities may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of regulatory authority questions, if any;
•our CMOs might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any;
•CMOs may not be able to execute our manufacturing procedures appropriately;
•our future CMOs may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;
•manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Administration and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over CMOs’ compliance with these regulations and standards;
•we may not own, or may have to share, the intellectual property rights to any improvements made in the manufacturing process for our products;
•our CMOs could breach or terminate their agreement with us; and
•our CMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.
Each of these risks could delay our clinical trials, the approval, if any, of our COVID-19 vaccine or product candidates by the FDA or regulatory authorities in other jurisdictions or the commercialization of our COVID-19 vaccine or product candidates, or result in higher costs or deprive us of potential product sales revenue. In addition, we will rely on third parties to perform release tests on our COVID-19 or our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.
We are dependent on single source suppliers for some of the components and materials used in, and the processes required to develop, our COVID-19 vaccine and our product candidates.
We currently depend on single source suppliers for some of the components and materials used in, and manufacturing processes required to develop, our COVID-19 and our product candidates. We cannot ensure that these suppliers or service providers will remain in business, or have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single source suppliers of raw materials, components, key processes and finished goods exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single source supplier or service provider could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.
If we have to switch to a replacement supplier, the manufacture and delivery of our product candidates could be interrupted for an extended period, which could adversely affect our business. Establishing additional or replacement suppliers for any of the components or processes used in our COVID-19 vaccine and our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the single source components and materials used in our COVID-19 vaccine and our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand for our COVID-19 vaccine and product candidates.
In addition, as part of the FDA’s approval of our product candidates, we will also require FDA review of the individual components of our process, which include the manufacturing processes and facilities of our single source suppliers.
Our reliance on these suppliers, service providers and manufacturers subjects us to a number of risks that could harm our reputation, business and financial condition, including, among other things:
•delays to the development timelines for our product candidates;
•interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
•delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;
•a lack of long-term supply arrangements for key components with our suppliers;
•inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
•difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
•production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;
•delay in delivery due to our suppliers’ prioritizing other customer orders over ours;
•damage to our reputation caused by defective components produced by our suppliers; and
•fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.
If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted
Risks Related to our Intellectual Property
If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our COVID-19 vaccine or our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.
Our commercial success depends in part on our ability to obtain, maintain, protect, defend and enforce patent and other intellectual property, including trade secret and know-how, protection for our COVID-19 vaccine and for our product candidates, proprietary technologies and their uses, as well as our ability to operate, develop, manufacture and commercialize our COVID-19 vaccine or one or more of our product candidates without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of our competitors or any other third parties, including any non-practicing entities or patent assertion entities. We generally seek to protect our intellectual property position by filing and/or licensing patent applications in the United States and abroad related to our product candidates, proprietary technologies (including methods of manufacture) and their uses that are important to our business. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent that the issued claims cover third parties’ activities in the countries in which they are performed. We cannot be certain that the claims in any of our patent applications will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States or the patent offices and courts in other jurisdictions, including Europe, nor can we be certain that any claim in our issued patents will not be found invalid or unenforceable if challenged. Accordingly, there can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will adequately cover our COVID-19 vaccine or our product candidates, or otherwise afford sufficient protection against competitors with similar technology, nor can there be any assurance that issued patents will not be infringed, designed around, invalidated or held unenforceable. Furthermore, we may not be able to apply for patents on certain aspects of our current or future products or product candidates, proprietary technologies and their uses in a timely fashion, at a reasonable cost, in all jurisdictions, or at all, and any potential patent protection we obtain may not be sufficient to prevent substantial competition.
Even claims of issued patents may later be found invalid or unenforceable, or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we do not adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or collaborators will be successful in prosecuting, obtaining, protecting, maintaining, enforcing or defending patents and patent applications necessary or useful to protect our products or product candidates, proprietary technologies (including methods of manufacture) and their uses. These risks and uncertainties include, from time to time, the following:
•the USPTO and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patenting process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;
•patent applications may not result in any patents being issued;
•claims of issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
•other parties may have designed around our patent claims or developed technologies that may be related or competitive to our COVID-19 vaccine or to our product candidates or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, products, reagents, tools or devices or by claiming subject matter that could dominate one or more of our patent claims;
•any successful opposition to claims of any patents owned by or in-licensed to us could deprive us of rights necessary for the development and exploitation of our COVID-19 vaccine or our product candidates and other technologies, or the successful commercialization of any product candidates and other technologies that we may develop;
•because patent applications in the United States and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;
•a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);
•a court or other patent proceeding, such as an inter partes review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;
•there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; existing legislation (for example, in the United States, the Public Readiness and Emergency Preparedness Act, etc.) may be interpreted, and new legislation may be passed, to permit third-party use of patented technologies relating to a public health concern (for example, the COVID-19 pandemic), with little or no compensation to the patent holder(s); and

•countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing competitors a better opportunity to create, develop and market competing product candidates.
The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. The standards that the USPTO and its counterparts use to grant patents are not always applied predictably or uniformly and can change. Similarly, the ultimate degree of protection that will be afforded to biotechnology inventions, including ours, in the United States and other countries, remains uncertain and is dependent upon the scope of the protection decided upon by patent offices, courts and lawmakers. Moreover, there are periodic changes in patent law, as well as discussions in the U.S. Congress and in international jurisdictions about modifying various aspects of patent law. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. In certain countries, for example, methods for the medical treatment of humans are not patentable. More generally, the laws of some countries do not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for granting, maintaining, protecting, defending and enforcing our intellectual property rights.
Furthermore, the patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner. It is possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties, if any of these parties were to breach such agreements and improperly disclose such output before a patent application is filed, this could jeopardize our ability to seek patent protection. We also rely to a certain extent on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.
The issuance of a patent is not conclusive as to its inventorship, priority date, scope, term, validity or enforceability so that any patents that may issue or that we may license may be challenged in the courts or patent offices in the United States, Europe and other jurisdictions. Once granted, patents may remain open to a variety of challenges, including opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings, and furthermore, may be challenged as a defense in any enforcement action that we might bring; for example, various third parties have filed opposition papers challenging our issued EP patent number 2714071, which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the claims of our issued EP patent 2714071 were upheld after opposition, there is currently a pending appeal against the opposition decision. Such challenges may result in loss of exclusivity or in patent claims being narrowed, terminated, disclaimed, invalidated, assigned to others or held unenforceable, any or all of which could limit our ability to stop others from using or commercializing similar or identical products, or limit the scope and/or term of patent protection of our products and product candidates and/ or eliminate it altogether, thus hindering or removing our ability to limit third parties from making, using or selling products or technologies that are similar or identical to ours, and/or reduce or eliminate royalty payments to us from our licensees. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our pending and future patent applications may not result in patents being issued which protect our technology or our product(s) or product candidates, or which effectively prevent others from commercializing competitive technologies and products. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Our ability to enforce our owned and in-licensed patent and other intellectual property rights depends on our ability to detect infringement, misappropriation and other violation of such patents and other intellectual property. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor’s or potential competitor’s product or service, and in some cases we may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Furthermore, patents or other intellectual property rights that we may be able to secure for our COVID-19 vaccine or our other COVID-19 vaccine candidates could be restricted or preempted if governments determine that they will not enforce, or will require compulsory licensing of, technologies useful to address the COVID-19 pandemic.
In addition, proceedings to enforce or defend our owned or in-licensed patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. If any of our owned or in-licensed patents covering our product candidates or other technologies are narrowed, invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our product candidates or other technologies, our competitive position could be harmed or we could be required to incur significant expenses to protect, enforce or defend our rights. If we initiate lawsuits to protect, defend or enforce our patents, or litigate against third-party claims, such proceedings would be expensive and would divert the attention of our management, technical personnel, and other employees even if the eventual outcome is favorable to us.
The degree of future protection for our intellectual property and other proprietary rights is uncertain, and we cannot ensure that:
•any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product(s), our product candidates and other technologies;
•any of our pending patent applications or those of our licensors may issue as patents;
•others will not or may not be able to make, use, offer to sell or sell products that are the same as or similar to our own but that are not covered by the claims of the patents that we own or license;
•we will be able to successfully commercialize our products on a substantial scale, if approved, before the relevant patents that we own or license expire;
•we were the first to make the inventions covered by each of the patents and pending patent applications that we own or license;
•we, our co-owners or our licensors were the first to file patent applications for these inventions;
•others will not develop similar or alternative products or technologies that do not infringe the patents we own or license;
•any of the claims of patents we own or license will be found to ultimately be valid and enforceable;
•any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates and other technologies or will provide us with any competitive advantages;
•a third party may not challenge the claims of patents we own or license and, if challenged, a court would hold that such patent claims are valid, enforceable and infringed;
•we may develop or in-license additional proprietary technologies that are patentable;
•the patents of others will not have an adverse effect on our ability to issue patents, or otherwise on our business;
•our competitors do not conduct research, development, testing or commercialization activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we will develop additional proprietary technologies, product(s) or product candidates that are separately patentable; and
•our or our collaborators; development and commercialization activities, including our manufacturing processes, or products will not infringe patents of our competitors or any other third parties, including any non-practicing entities or patent assertion entities.
Other companies or organizations may challenge our intellectual property rights or the intellectual property rights of our partners or may assert intellectual property rights that prevent us or our partners from developing and commercializing our COVID-19 vaccine or our product candidates and other technologies.
We practice in new and evolving scientific fields, the continued development and potential use of which has resulted in many different patents and patent applications from organizations and individuals seeking to obtain intellectual property protection in the fields. We own and in-license patent applications and issued patents that describe and/or claim certain technologies, including products, reagents, formulations, tools and methods including uses and manufacturing methods, or features or aspects of any of these. These issued patents and pending patent applications claim certain compositions of matter and methods relating to the discovery, development, testing, manufacture and commercialization of therapeutic modalities and our delivery technologies, including lipid nanoparticles, or LNPs. If we, our co-owners or our licensors are unable to obtain, maintain, protect, defend or enforce patent protection with respect to our product candidates and other technology and any products or product candidates and technology we develop, our business, financial condition, results of operations and prospects could be materially harmed.
As the scientific fields mature, our known competitors and other third parties have filed, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents, and will continue to file, patent applications claiming inventions in the fields in the United States and abroad. This may limit, interfere with or eliminate our ability and our partners’ ability to make, use, sell, import or otherwise exploit our COVID-19 vaccine or our product candidates or other technologies. There is uncertainty about which patents will issue, and, if they do, as to when, to whom and with what claims. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.
We, our co-owners, our partners or our licensors may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. The Leahy-Smith America Invents Act, or the America Invents Act, includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent through USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. We expect that our competitors and other third parties will institute litigation and other proceedings, such as interference, reexamination and opposition proceedings, as well as inter partes and post-grant review proceedings against us and the patents and patent applications that we own and in-license. For example, various third parties have filed oppositions challenging our issued EP patent 2714071 which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the patent was upheld through the opposition proceedings, one of the opposing parties has appealed that decision.
Additionally, with regard to COVID-19 vaccines, we are currently a party to litigations. Alnylam Pharmaceuticals Inc. has brought litigation against us and Pfizer regarding the ‘933 and ‘979 Patents. In addition, CureVac N.V. initiated litigation against us regarding European patents, 1857122B1 and 3708668B1, and three German utility models, or the CureVac IP, in Germany, and then a subsequent litigation was brought by us and Pfizer in the United States regarding U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493 that are “European counterparts” to the CureVac IP. Moderna has brought litigation against us and Pfizer regarding European patents 3590949B1 and 3718565B1 in Germany, England and Wales and the Netherlands, and regarding U.S. Patent Nos. 10,898,574, 10,702,600, and 10,933,127 in the United States. Additionally, Moderna and our partner Pfizer have been named as defendants in other ongoing COVID-19 vaccine patent litigation lawsuits. We cannot guarantee that we will not become subject to additional COVID-19 vaccine patent infringement lawsuits in the future. In addition, should Pfizer not prevail in any of its ongoing COVID-19 vaccine patent infringement lawsuits, Pfizer may seek to require us to indemnify Pfizer for losses suffered therefrom as well as any losses from future COVID-19 vaccine patent infringement lawsuits it does not prevail in. We believe we have strong defenses against each of these claims and intend to vigorously defend ourselves in each proceeding, but we can make no assurances regarding the ultimate outcome of any of these matters.
We expect that we will continue to be subject to similar proceedings or priority disputes, including oppositions, in Europe or other foreign jurisdictions relating to patents and patent applications in our portfolio.
If we, our co-owners, our partners or our licensors are unsuccessful in any interference proceedings or other priority or validity disputes, including any derivations, post-grant review, inter partes review or oppositions, to which we or they are subject, we may lose valuable intellectual property rights through the narrowing or loss of one or more patents owned or in-licensed, or our owned or in-licensed patent claims may be narrowed, invalidated or held unenforceable. In many cases, the possibility of appeal exists for either us or our opponents, and it may be years before final, unappealable rulings are made with respect to these patents in certain jurisdictions. The timing and outcome of these and other proceedings is uncertain and may adversely affect our business if we are not successful in defending the patentability and scope of our pending and issued patent claims. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management, technical personnel and other employees and could have a material adverse impact on our business and our ability to successfully compete against our current and future competitors.
There are many issued and pending patent filings that claim aspects of technologies that we may need for our mRNA products or product candidates, or other product candidates, including patent filings that relate to relevant delivery technologies. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for immunotherapies we wish to develop. In addition, as evidenced by the lawsuits brought against Moderna, Pfizer and us, there may be additional issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party’s belief that we may need such patents for the development, manufacturing, testing and commercialization of our COVID-19 vaccine or of our product candidates. Thus, it is possible that one or more organizations, ranging from our competitors to non-practicing entities or patent assertion entities, has or will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If those organizations refuse to grant us a license to such patent rights on reasonable terms, if we fail to invalidate relevant patents, or if a court or other governing body determines that we need such patent rights that have been asserted against us and we are not able to obtain a license on reasonable terms or at all, we may be unable to perform research and development or other activities or market products covered by such patents, and we may need to cease the development, manufacture, testing and commercialization of one or more of the product candidates we may develop. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.
We may not be successful in obtaining, maintaining, protecting or defending the necessary intellectual property rights to allow us to identify, develop product candidates, and test product components and manufacturing processes for our development pipeline.
We currently have rights to certain intellectual property through our owned and in-licensed patents and other intellectual property rights, relating to identification, development and testing of our product candidates or other technologies. As our pipeline may involve additional product candidates that could require the use of intellectual property and other proprietary rights held by third parties, the growth of our business could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary, on reasonable terms, or at all, for product candidates and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.
We sometimes collaborate with academic institutions and/or utilize services of CROs and CMOs. in certain aspects of our research or development under written agreements with these parties. These agreements may not ensure protection of intellectual property rights in developed technology, or may fail to provide us with sufficient control of or access to such intellectual property rights. For example, agreements with these academic institutions typically provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. However, these institutions may not honor our option and right of first negotiation for intellectual property rights or we may otherwise be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program or otherwise continue to develop certain product candidates or other technologies. CROs and/or CMOs may control certain technologies that were utilized in and/or developed through work on our behalf, and may not pursue protection of such technologies, or may provide us with only non-exclusive rights in such technologies, so that relevant technologies may be shared with other parties including our competitors. In any relationship with a third party, there is a risk of disagreement over intellectual property rights (including inventorship or ownership of, rights to protect and/or enforce, and/or rights to use) in utilized or developed technologies.
Moreover, some of our owned patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain, or continue to maintain, exclusive rights to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technologies. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
In addition, third parties that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain, protect, defend or enforce the existing intellectual property rights we have, we may have to abandon the development and commercialization of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
The lifespans of our patents may not be sufficient to effectively protect our products or product candidates, technologies and business.
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non- provisional filing date, assuming maintenance fees are timely paid after the patent has issued. Most foreign jurisdictions also provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, proprietary technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. The USPTO can also require, in certain circumstances, that the expiration date of a subject patent be shortened by the filing of a terminal disclaimer over one or more patents that may expire sooner than the subject patent. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such candidates are commercialized. If any patents that we own or in-license expire, we would not be able to stop others from using or commercializing similar or identical technology and products, and our competitors could market competing products and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.
Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process for a drug product subject to the provisions of the Hatch-Waxman Act. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. For example, we did not extend any patent for our COVID-19 vaccine. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.
If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.
We are heavily reliant upon licenses to certain intellectual property and other proprietary rights from third parties that are important or necessary to the development and commercialization of our technology and product(s) or product candidates, and we expect to enter into similar license agreements in the future. Licensing of intellectual property is important to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Our licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop, test, or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in any or all of our licenses.
Where we obtain licenses from, or collaborate with, third parties, in some circumstances we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from, or that arises through collaboration with, such third parties, or such activities, if controlled by us, may require the input of such third parties. In some cases, patent prosecution (including preparation and filing) of our in-licensed intellectual property or of intellectual property developed through collaboration, is controlled solely by the licensor or collaborator. We may also require the agreement and/or cooperation of our licensors and collaborators to protect, enforce, utilize, or defend any in-licensed patent rights, and such agreement and/or cooperation may not be provided. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, protected, enforced or defended in a manner consistent with the best interests of our business. Any patents or patent applications that we in-license may be challenged, narrowed, circumvented, invalidated or held unenforceable, or our licensors may not properly maintain such patents or patent applications and they may expire. If our licensors fail to obtain, maintain, defend, protect or enforce the intellectual property we license from them, we could lose our rights to the intellectual property and our competitors could market competing products using the inventions in such intellectual property. In certain cases, we control the prosecution of patents included from in-licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our collaborators. If we and our licensors or collaborators disagree over IP protection strategies for relevant technologies, disputes may arise, and we could lose access to or control over protection of technologies important to our business. If so, we may not be able to adequately protect our product(s) or product candidates, including not being able to prevent a competitor or other third party from developing the same product(s) or product candidates for the same or a different use. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
Moreover, we may disagree from time to time with licensors or collaborators regarding the obligations owed or amounts payable under our agreements. We are currently in discussions with the NIH relating to an audit of certain royalties payable by us under our license with the NIH. Any failure to satisfy obligations or any material breach under any of our licenses to third-party intellectual or any disagreements between us and our licensors could potentially give a licensor the right or reason to terminate the license or to exercise the option of a non-exclusive license, which would allow our competitors to have access to the same intellectual property and technology licensed to us. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone and royalty payment, exclusivity and other obligations on us. If we fail to comply with our obligations under these agreements, including royalty payments, or we are subject to a bankruptcy, the licensor may have the right to terminate the license agreement, in which event we would not be able to develop, market and commercialize product(s) or product candidates covered by the license agreement. In spite of our best efforts and even if we disagree, our licensors might still conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop, test and commercialize the product(s) or product candidates covered by these license agreements. In the event that any of our license agreements were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all. If these license agreements are terminated, or if the underlying patents or other intellectual property fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market and commercialize, products similar or identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing license agreements in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses.
We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described in this section. If we, our co-owners or our licensors fail to adequately protect this intellectual property, our ability to develop, test, market and commercialize our product(s) or product candidates could suffer. Moreover, if disputes over intellectual property that we have in-licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop, test, market and commercialize the affected product(s) or product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Some of our in-licensed intellectual property has been discovered through government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers.
Certain intellectual property rights that have been in-licensed, including patent applications and patents that we in-license from the University of Pennsylvania, the Louisiana State University, the Broad Institute, the NIH, Genevant, and Cellscript, have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S.

government rights may include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions covered by that Act for any governmental purpose. In addition, the U.S. government may have the right, under certain limited circumstances, to require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (i) adequate steps have not been taken to commercialize the invention, (ii) government action is necessary to meet public health or safety needs or (iii) government action is necessary to meet requirements for public use under federal regulations (also collectively referred to as “march-in rights”). The U.S. government may also have the right to take title to these inventions if the licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources.
In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture the products substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. We may not be able to obtain a waiver of this preference for U.S. industry, and this preference may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our owned or in-licensed future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply. If we are unable to secure an exemption to these manufacturing requirements, if we comply with them, or if we are unable to comply with them, we may experience a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
Our current proprietary position for certain products and product candidates depends upon our owned or in-licensed patent filings covering components, manufacturing-related methods, formulations and/or methods of use, which may not adequately prevent a competitor or other third party from using the same product candidate for the same or a different use.
Composition of matter patent protection is generally considered to be desirable because it provides protection without regard to any particular method of use or manufacture or formulation. While we have pursued or obtained patent protection covering components of certain product candidates and tests, manufacturing-related methods, formulations and/or methods of use, we have not yet obtained patent protection for all components of certain product candidates and tests, manufacturing-related methods, formulations and/or methods of use. For instance, we do not currently have any claims in our owned or in-licensed issued U.S. patents that cover the overall construct used in our COVID-19 vaccine, or that used in our iNeST product candidates. We also cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition of matter, tests, manufacturing-related methods, formulations and/or methods of use of our current or future product candidates. Method of use patents protect the use of a product for the specified method and formulation patents cover formulations to deliver therapeutics. These types of patents do not prevent a competitor or other third party from developing, testing, marketing or commercializing a similar or identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method of use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and this type of infringement is difficult to prevent or enforce. Consequently, we may not be able to prevent third parties from practicing our inventions in the United States or abroad.
Intellectual property rights of third parties could adversely affect our ability to commercialize our product(s) and product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop, test or market our product(s) and product candidates.
Because our products and product candidates are still in early stages of development, testing or commercialization, and one or more features of the products or product candidates, or related technologies such as their manufacture, formulation, testing or use, may still change, we cannot be confident that we are aware of all third-party intellectual property that might be relevant to products that we eventually hope to commercialize. Furthermore, even if all aspects of our product(s) or product candidate(s), or of other technology, were known, it is possible that third-party intellectual property, which may or may not currently be public, could develop in a manner (for example, through issuance of additional patents) that could impede our ability to make or use relevant products or product candidates, or other technology. Various third-party competitors practice in relevant spaces, and may have issued patents, or patent applications that will issue as patents in the future, that will impede or preclude our ability to commercialize products. Furthermore, while U.S. patent laws provide a “safe harbor” to our clinical product candidates under 35 U.S.C. § 271(e)(1), which exempts from patent infringement activities related to pursuing FDA approval for a drug product, that exemption expires when an NDA or BLA is submitted. Accordingly, our COVID-19 vaccine was granted full FDA approval for individuals 12 years of age and older on August 23, 2021 (after BLA submission on May 18, 2021) and emergency use authorization for individuals 6 months to less than 12 years of age, after both of which the 271(e)(1) safe harbor may no longer provide the same level of protection from third party patent infringement claims for that product. We may become exposed to one or more lawsuits from third parties who consider our COVID-19 vaccine to infringe their patents. More generally, given the uncertainty of clinical trials, we cannot be certain of the timing of their completion and it is possible that we might want to submit an NDA or BLA at a time when one or more relevant third-party patents is in force. Thus, it is possible that at the time that we commercialize our product candidates, one or more third parties may have issued patent claims that cover our products or critical features of their production, testing or use. We may not be able to commercialize our products if patents issued to third parties or other third-party intellectual property rights cover, or may be alleged to cover, our products or elements thereof, or their methods of manufacture, testing or use at the time that we seek to commercialize them. In such cases, we may not be in a position to develop, test or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, successfully design around their claims, or enter into a license agreement with the intellectual property right holder(s). Such litigation or licenses could be costly or not available on commercially reasonable terms or at all, and design-around could be prohibitively expensive or impossible.
Additionally, with respect to our COVID-19 vaccine and our other COVID-19 product candidates and related technologies, it is unclear whether the U.S. government, or other governments around the world, will protect vaccine manufacturers for liability from infringement of third party intellectual property, at least during the period of the pandemic. Thus, it is possible that third parties may assert intellectual property rights against us relating to our COVID-19 vaccine, and that we will not be successful in arguing that commercialization of our COVID-19 vaccine is exempted from infringement and/or liability for infringement (for example, under 35 U.S.C. § 271(e)(1), discussed above, or under the Public Readiness and Emergency Preparedness Act, or the PREP Act, etc.). Furthermore, even if such commercialization is deemed protected from infringement during the period of pandemic crisis, once that period has passed, or as otherwise might be established, any such exemption may be terminated so that continuing commercialization could expose us to liability, and might even be precluded if third party(ies) who hold relevant intellectual property rights are able to secure injunction(s) or are unwilling to license to us on commercially feasible terms.
It is also possible that we have failed to identify relevant third-party patents that cover, or applications that will mature into patents that cover, one or more aspects of our platform or product(s) and product candidates. Given that, in most jurisdictions, a patent application is confidential when initially filed, and typically remains so until it is published about 18 months after the initial filing, it may not be possible for us to identify certain relevant filings in time to avoid using the technology that they claim. Additionally, the claims of pending patent applications can, subject to certain limitations, be amended over time, so that even patent applications whose claims did not cover our products or activities when published could be amended to cover one or more aspects of our platform or product candidates over time, and we might not be aware that such amendment had been made.
We may be involved in lawsuits or other legal proceedings to protect or enforce our intellectual property or the intellectual property of our licensors, or to defend against third-party claims that we infringe, misappropriate or otherwise violate such third party’s intellectual property, each of which could be expensive, time consuming and unsuccessful.
There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, ex parte reexaminations, post-grant review, and inter partes review proceedings before the USPTO and corresponding European and other non-U.S. patent offices.
Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we have instituted and may in the future institute inter partes review proceedings against issued U.S. patents and opposition proceedings against European patents owned by third parties. We have a number of these opposition proceedings ongoing at the European Patent Office against third-party patents related to mRNA technologies; also, multiple oppositions have been filed against our EP patent number 2714071, which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the claims of our issued EP patent 2714071 were upheld after opposition, there is currently an appeal pending. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.
In addition, in a patent infringement proceeding, our owned or in-licensed patents may be challenged and a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product(s) and/or product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including novelty, non-obviousness, enablement or written description. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in ex-U.S. patent offices and may result in the revocation, cancellation or amendment of any ex-U.S. patents we hold in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we could lose at least part, and perhaps all, of the patent protection on a product and/or product candidate. Such a loss of patent protection would have a material adverse impact on our competitive position, business, financial conditions, results of operations and prospects.
Third parties, including our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, testing, methods of manufacture or methods for treatment related to the use, development, testing, manufacture or commercialization of our COVID-19 vaccine or product candidates. For example, certain of our wholly owned subsidiaries are defendants in litigations initiated by CureVac AG, Alnylam Pharmaceuticals, Inc., and ModernaTX, Inc. regarding COMIRNATY. See "Legal Proceedings." As patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product(s) and/or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third- party patents were held by a court of competent jurisdiction to cover the testing or manufacturing processes of any of our product(s) and/or product candidates, any molecules formed during the testing and manufacturing processes or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop, test and commercialize such product and/or product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for testing or manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop, test and commercialize the applicable product and/or product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non- exclusive.
Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same intellectual property and technology. Our defense of litigation, interference, derivation or similar proceedings may fail and, even if successful, may result in substantial costs and distract our management, technical personnel and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds we need to continue our clinical trials, and research programs, to license necessary technology from third parties or enter into development or manufacturing collaborations that would help us bring our product(s) and/or product candidates to market.
Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our management, technical personnel and other employees from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater resources in one or more aspects, or for other reasons. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.
In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products, or obtain one or more licenses from third parties, which may not be made available on commercially favorable terms, if at all, or may require substantial time and expense.
Such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same intellectual property and technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and product(s) and/or product candidates, which could limit our ability to generate revenues or achieve or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Moreover, certain of our collaborations provide, and we expect additional collaborations to provide, that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties for licenses to such third parties’ intellectual property in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.
In addition, in connection with certain license and collaboration agreements, we have agreed to indemnify certain third parties for certain costs incurred in connection with litigation relating to intellectual property rights or the subject matter of the agreements. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any litigation or other intellectual property proceedings. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non- compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents or applications. We have systems in place to remind us to pay these fees and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies; however, we cannot guarantee that we will successfully pay these fees. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property, and we cannot guarantee that they will do so. In such an event, our competitors might be able to enter the market with similar or identical products or technology, and this would have a material adverse impact on our business, financial condition, results of operations and prospects.
Changes in patent law in the United States or in other countries could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biotechnology companies, our success is heavily dependent on our intellectual property rights, particularly patents that we own and in-license. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and therefore obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. Moreover, there are periodic changes in patent law. For example, after March 2013, under the America Invents Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that have affected the way patent applications are prosecuted and also affect patent litigation. Such legislation and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, decisions by courts and governmental bodies in the United States and other jurisdictions may affect the value of patent applications, issued patents or other intellectual property that we own or in-licenses. For example, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, the USPTO, USPTO and other administrative agencies, and their equivalents in other jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to obtain, maintain, protect, defend or enforce our intellectual property in the future.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent protection for some of our technology, product(s) and product candidates, we also seek to rely on trade secret protection and confidentiality agreements to maintain our competitive position and protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery development, testing, manufacturing and commercialization processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets and know-how may be difficult to protect.
We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. To the extent we become involved in litigation that may require discovery of our trade secrets, know-how and other proprietary technology, we seek to secure protective orders from the court that bind the parties with access to the discovered information. Despite our best efforts, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Any of these parties who may have access to our trade secrets, know-how and other proprietary technology may breach such agreements or orders. For example, a former employee of our COVID-19 vaccine collaborator, Pfizer, has reportedly misappropriated trade secrets on our COVID-19 vaccine. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how.
In addition, we cannot be certain that our proprietary technical information and related confidential documents that we have shared with our collaborators and/or have submitted to governmental agencies including regulatory agencies for evaluation and supervision of pharmaceutical products will be kept confidential. For example, certain documents relating to our COVID-19 vaccine were unlawfully accessed after a cyberattack on the EMA in December 2020. If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, financial condition and prospects.
We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, including alleged trade secrets of their former employers.
We have received confidential and proprietary information from third parties in the course of our research and other collaborations with others in the industry, academic institutions and other third parties. In addition, many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have inadvertently or otherwise used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants, independent contractors or advisors have inadvertently or otherwise used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management, technical personnel and other employees. Claims that we, our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
In the future, we may be subject to claims that current or former employees, consultants, independent contractors, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees, consultants, independent contractors, collaborators and other third parties who may be involved in the conception, development or reduction to practice of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives, develops or reduces to practice such intellectual property that we regard as our own. In addition, certain such agreements, even if successfully executed may distribute ownership or control of intellectual property rights between or among parties, for example based on subject matter, relationship to other intellectual property, and/or one or more aspects of development of the intellectual property; after the agreements are in place disputes may arise over such distribution principles or over proper treatment of particular developed intellectual property in accordance with them. Disagreements may be difficult or impossible to resolve, may be expensive to address, and may result in our failing to secure or maintain ownership in or control of intellectual property necessary or important to our business.
The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached. For example, we may have inventorship or ownership disputes arise from conflicting obligations of employees, consultants, independent contractors, collaborators or other third parties who are involved in developing and commercializing our product(s) and/or product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business, operating results and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management, technical personnel and other employees.
Furthermore, the laws of some other countries do not protect intellectual property and other proprietary rights or establish ownership of inventions to the same extent or in the same manner as the U.S. laws. A majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s, technical personnel's and other employees' time and efforts whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who assign patents to us may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees’ rights have not been assigned to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our business, results of operations and financial condition could be adversely affected.
We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.
Filing, prosecuting and defending patents on product(s) and/or product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as laws in Germany and the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States to the same extent as within the United States, or from selling or importing products made using our inventions in and to the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product(s) and/or product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in certain jurisdictions, particularly outside of the United States. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents and other intellectual property or development, testing, marketing and commercialization of competing products in violation of our owned or in-licensed intellectual property and other proprietary rights generally. Proceedings to enforce our intellectual property rights in such jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours or collaborators may fail to use our trade names or trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors and collaborators. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse or failure to use of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks, and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, know-how, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to make COVID-19 vaccines or therapies, and/or personalized cancer immunotherapies that are similar to our COVID-19 vaccine and/or any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;
•we, our co-owners or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;
•we, our co-owners or our licensors or future collaborators might not have been the first to file patent applications covering certain of our or their inventions;

•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;
•it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issued patents;
•claims of issued patents that we own or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•our competitors might conduct research, development, testing or commercialization activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable;
•the patents of others may have an adverse effect on our business; and
•we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Government Regulation
We may not be able to develop or obtain approval for companion diagnostics required for commercialization of some of our product candidates.
Administration of some of our product candidates may require the use of immuno-assays and bioinformatic tools in which patients are screened for optimal target antigens of our product candidates. If safe and effective use of a biologic product depends on an in vitro diagnostic, then the FDA generally requires approval or clearance of the diagnostic, known as a companion diagnostic, concurrently with approval of the therapeutic product. To date, the FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for that diagnostic, which can take up to several years, simultaneously with approval of the biologic product. Similarly, in the European Union, an in vitro companion diagnostic may be placed on the market only if it conforms to certain “essential requirements” and bears the Conformité Européene Mark, or CE Mark. The conformity assessment process to obtain the CE Mark can be lengthy and we may fail to demonstrate such conformity. Further, the applicable regulatory framework for in vitro diagnostics in the EU changed in May 2022 when a new EU regulation with stricter regulatory requirements for in vitro diagnostics became applicable.
For our individualized immunotherapy candidates, the FDA and comparable regulatory authorities outside of the United States may require the development and regulatory approval of a companion diagnostic assay as a condition to approval. The FDA may require PMA supplemental approvals for use of that same companion diagnostic as a condition of approval of additional individualized therapeutic candidates. We do not have experience or capabilities in developing or commercializing companion diagnostics and plan to rely in large part on third parties to perform these functions. Companion diagnostic assays are subject to regulation by the FDA and other comparable regulatory authorities in other jurisdictions as medical devices and require separate regulatory approval prior to the use of such diagnostic assays with our individualized therapeutic candidates. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostic assays for use with our individualized therapeutic candidates, or are unable to obtain regulatory approval or experience delays in either development or obtaining regulatory approval, we may be unable to identify patients with the specific profile targeted by our product candidates for enrollment in our clinical trials. Accordingly, further investment may be required to further develop or obtain the required regulatory approval for the relevant companion diagnostic assay, which would delay or substantially impact our ability to conduct additional clinical trials or obtain regulatory approval.
Because we are developing some of our product candidates for the treatment of diseases in which there is little clinical experience and, in some cases, using new endpoints or methodologies, the FDA, the EMA or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results.
There may not be pharmacologic therapies approved to treat the underlying causes of many diseases that we may address in the future. For instance, we and our collaborators are applying our technology to develop therapeutics in indications such as certain rare diseases, including some for which no or few clinical trials have been attempted. As a result, any future design and conduct of clinical trials of product candidates for the treatment of certain rare diseases may take longer, be more costly, or be less effective as part of the novelty of development in these diseases. Even if we decide to conduct clinical trials and the FDA does find our success criteria to be sufficiently validated and clinically meaningful, we may not achieve the pre-specified endpoint to a degree of statistical significance in any pivotal or other clinical trials we or our collaborators may conduct for our programs. Further, even if we do achieve the pre-specified criteria, our trials may produce results that are unpredictable or inconsistent with the results of the more traditional efficacy endpoints in the trial. The FDA also could give overriding weight to other efficacy endpoints over a primary endpoint, even if we achieve statistically significant results on that endpoint, if we do not do so on our secondary efficacy endpoints. The FDA also weighs the benefits of a product against its risks and the FDA may view the efficacy results in the context of safety as not being supportive of licensure. Other regulatory authorities in Europe and other countries may make similar findings with respect to these endpoints.
The FDA, the EMA or other comparable regulatory authorities may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.
If the results of our clinical trials are sufficiently compelling, we or our collaborators intend to discuss with the FDA and regulatory authorities in other countries the submission of a BLA or respective applications in other countries for our product candidates. However, we do not have any agreement or guidance from the FDA that our regulatory development plans will be sufficient for submission of a BLA for any of our product candidates. The FDA, the EMA or other regulatory agencies may grant accelerated approval for our product candidates and, as a condition for accelerated approval, the FDA, the EMA or other regulatory agencies may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA, the EMA or other regulatory agencies that are more accelerated than those available for regular approvals. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA, the EMA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.
Our clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:
•the FDA, the EMA or comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
•we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;
•the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;
•we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;
•the FDA, the EMA or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, the EMA or comparable regulatory authorities to support the submission of a BLA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;
•the FDA, the EMA or comparable regulatory authorities will inspect our manufacturing facilities and may not approve our facilities or our manufacturing processes and controls; and
•the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
We may not be able to file INDs with the FDA, clinical trial applications with the competent authorities of the member states of the European Union or similar applications with other comparable regulatory authorities to commence additional clinical trials on the timelines we expect, and even if we are able to, one or more of these regulatory authorities may not permit us to proceed.
The timing of filing on our product candidates is dependent on further preclinical, clinical and manufacturing success. We cannot be sure that submission of an IND or IND amendment with the FDA, a clinical trial application with the regulatory authorities of the EU member states or similar application with other comparable regulatory authorities will result in the FDA, the regulatory authorities of the EU member states or any comparable regulatory authority allowing testing and clinical trials to begin, or that, once begun, issues will not arise that result in the suspension or termination of such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, clinical trial application or similar applications, we cannot guarantee that such regulatory authorities will not change their requirements in the future.
We may seek orphan drug designation for some or all of our product candidates across various indications, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

Our strategy includes filing for orphan drug designation where available for our product candidates. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population of 200,000 or greater in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application or a BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity. Similar rules apply in the European Union with respect to drugs or biologics designated as orphan medicinal products.
In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not protect the product effectively from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective, or makes a major contribution to patient care. Similar considerations apply in the European Union with respect to drugs or biologics designated as orphan medicinal products. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we may seek orphan drug designation for our product candidates, we may never receive such designations.
We may seek breakthrough therapy or fast-track designation for one or more of our product candidates, but we may not receive such designations. Even if we do, it may not lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that such product candidates will receive marketing approval.
We may seek a breakthrough therapy designation in the United States for one or more of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.
Designation as a breakthrough therapy is at the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a drug may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification or it may decide that the time period for FDA review or approval will not be shortened.
We may also seek Fast Track Designation in the United States for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address significant unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular product candidate is eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

We expect some of the product candidates we develop will be regulated as biologics in the United States and therefore they may be subject to competition from biosimilars approved through an abbreviated regulatory pathway.
The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved.
During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty.
We believe that any of our product candidates approved as a biological product under a BLA should qualify for a 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
Some of our product candidates are classified as gene therapies by the FDA and the EMA, and the FDA has indicated that our product candidates will be reviewed within its Center for Biologics Evaluation and Research, or CBER. Even though our mRNA product candidates are designed to have a different mechanism of action from gene therapies, the association of our product candidates with gene therapies could result in increased regulatory burdens, impair the reputation of our product candidates, or negatively impact our platform or our business.
There have been few approvals of gene therapy products in the United States and other jurisdictions, and there have been well-reported significant adverse events associated with their testing and use. Gene therapy products have the effect of introducing new DNA and potentially irreversibly changing the DNA in a cell. In contrast, mRNA is highly unlikely to localize to the nucleus, integrate into cell DNA, or otherwise make any permanent changes to cell DNA. Consequently, we expect that our product candidates will have a different potential side effect profile from gene therapies because they lack risks associated with altering cell DNA irreversibly. Further, we may avail ourselves of ways of mitigating side effects in developing our product candidates to address safety concerns that are not available to all gene therapies, such as lowering the dose of our product candidates during repeat dosing or stopping treatment to potentially ameliorate undesirable side effects.
Regulatory requirements governing gene and cell therapy products have evolved and may continue to change in the future, and the implications for mRNA-based therapies is unknown. For example, the FDA has established the Office of Tissues and Advanced Therapies within CBER to consolidate the review of gene therapy and related products, and convenes the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. In the European Union, mRNA has been characterized as a gene therapy medicinal product. In certain countries, mRNA therapies have not yet been classified or any such classification is not known to us. Specifically, in Japan, the Pharmaceuticals and Medical Devices Agency has not taken a position on the regulatory classification. Notwithstanding the differences between our mRNA product candidates and gene therapies, the classification of some of our mRNA product candidates as gene therapies in the United States, the European Union and potentially other counties could adversely impact our ability to develop our product candidates, and could negatively impact our platform and our business. For instance, a clinical hold on gene therapy products across the field due to risks associated with altering cell DNA irreversibly may apply to our mRNA product candidates irrespective of the mechanistic differences between gene therapies and mRNA.
Adverse events reported with respect to gene therapies or genome editing therapies could adversely impact one or more of our programs. Although our mRNA product candidates are designed not to make any permanent changes to cell DNA, regulatory agencies or others could believe that adverse effects of gene therapy products caused by introducing new DNA and irreversibly changing the DNA in a cell could also be a risk for our mRNA investigational therapies, and as a result may delay one or more of our trials or impose additional testing for long-term side effects. Any new requirements and guidelines promulgated by regulatory review agencies may have a negative effect on our business by lengthening the regulatory review process, requiring us to perform additional or larger studies, or increasing our development costs, any of which could lead to changes in regulatory positions and interpretations, delay or prevent advancement or approval and commercialization of our product candidates or lead to significant post-approval studies, limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and advisory committees and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of some or all of our product candidates.
The regulatory landscape that will govern our product candidates is uncertain. Regulations relating to more established gene therapy and cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.
The regulatory requirements to which our product candidates will be subject are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. Although the FDA decides whether individual gene therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.
Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the European Union, a special committee called the Committee for Advanced Therapies, or CAT, was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products, or ATMPs, to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue engineered products.
These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As the regulatory landscape for our CAR-T cell immunotherapy product candidates is new, we may face even more cumbersome and complex regulations than those emerging for gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.
Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product sales revenue to maintain our business.
We may be unable to obtain regulatory approval for our product candidates under applicable international regulatory requirements.
The denial or delay of such approval would delay commercialization of our product candidates and adversely impact our potential to generate revenue, our business and our results of operations.
Approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In order to market our product candidates in any other jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding safety and efficacy. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.
Seeking regulatory approval in other jurisdictions could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The European Union and other jurisdictions’ regulatory approval processes involve all of the risks associated with the FDA approval. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.
A third-party investigational drug used in combination with our product candidates may be unable to obtain regulatory approval, which may delay commercialization of our product candidates.
We are developing several of our product candidates to be used in combination with our and third-party drugs. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, the EMA or comparable regulatory authorities in other jurisdictions could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially. We also plan to evaluate current and future product candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. We will not be able to market any product candidate we develop in combination with an unapproved therapy if that unapproved therapy does not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, EMA or comparable regulatory authority approval.
If the FDA, the EMA or comparable regulatory authorities in other jurisdictions do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval of or market any product candidate we develop.
Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, and we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information, and the applicable regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Similar requirements apply to holders of (conditional) approvals in other countries. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. In other countries, advertising and promotional material may be subject to similar rules.
If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:
•issue a warning letter asserting that we are in violation of the law;
•seek an injunction or impose civil or criminal penalties or monetary fines;
•suspend or withdraw regulatory approval or revoke a license;
•suspend any ongoing clinical studies;
•refuse to approve a pending BLA (or comparable approval) or supplements to a BLA (or comparable approval) submitted by us;
•seize product; or
•refuse to allow us to enter into supply contracts, including government contracts.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any approved products and generate revenues.

If any of our product candidates cause undesirable side effects, it could delay or prevent their regulatory approval, limit the commercial potential, or result in significant negative consequences following any potential marketing approval. Product candidates we may develop may be associated with an adverse immune response or other serious adverse events, undesirable side effects or unexpected characteristics. In addition to serious adverse events or side effects caused by any of our product candidates, the administration process or related procedures also can cause undesirable side effects. If any such events occur, the clinical trials of any of our product candidates could be suspended or terminated.
If in the future we are unable to demonstrate that such adverse events were caused by factors other than our product candidate, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, any of our product candidates for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled trial participants to complete the trial. Moreover, if we elect, or are required, to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product sale revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to identify and develop product candidates, and may harm our business, financial condition, result of operations and prospects significantly.
Additionally, following regulatory approval of a product candidate, the FDA or other regulatory authority could require us to adopt a REMS or a risk management plan, or RMP, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry.
Furthermore, if we or others later identify undesirable side effects caused by any product that we develop, several potentially significant negative consequences could result, including:
•regulatory authorities may suspend or withdraw approvals or revoke licenses of such product;
•regulatory authorities may require additional warnings on the label;
•we may be required to change the way a product is administered or conduct additional clinical trials;
•we could be sued and held liable for harm caused to patients and their children; and
•our reputation may suffer.
Any of these events could prevent us from achieving or maintaining market acceptance of any products we may identify and develop and could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are successful in gaining approval for any of our product candidates, we will continue to face significant regulatory oversight of the manufacturing and distribution of our products. Product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with GMP and adherence to commitments made in the BLA or comparable approval. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.
We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
We may be subject to additional healthcare regulation and enforcement by the U.S. federal government and by authorities in the United States, the European Union and other jurisdictions in which we conduct our business.
If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act, and the Physician Payments Sunshine Act and regulations. Many states and other jurisdictions have similar laws and regulations, some of which may be broader in scope. These laws will impact, among other things, our proposed sales, marketing and educational programs.

In addition, we may be subject to patient privacy laws enacted by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to the following:
•The federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. The ACA amends the intent requirement of the federal Anti-Kickback Statute to provide that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it.
•The federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment or approval from Medicare, Medicaid or other government payors. The ACA provides, and recent government cases against pharmaceutical and medical device manufacturers support, the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act.
•The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private).
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers.
•The U.S. Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices.
•The U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product.
•Federal transparency laws, including the federal Physician Payment Sunshine Act, which require disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations.
•State law equivalents of each of the above federal laws, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances which are also applicable to us, and many of them differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances.
•The U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents, as well as non-U.S. companies that are registered with the SEC, from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof; and
•Similar statutes, healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.
Due to the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union member states and other jurisdictions, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization or the regulatory authorities of the individual EU member states. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
We are subject to certain anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.
Among other matters, anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as “trade laws,” prohibit companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other collaborators from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of trade laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, intellectual property (including patents) and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or collaborators, even if we do not explicitly authorize or have prior knowledge of such activities.
We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing, and cross-border transfer of personal information and our data privacy and security practices.
We receive, generate and store significant and increasing volumes of sensitive information, such as employee, personal and patient data. We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, storage, retention, protection, disclosure, transfer and other processing of personal data, collectively referred to as “data processing”, in the different jurisdictions in which we operate, including comprehensive regulatory systems in the United States and Europe. Legal requirements relating to data processing continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.
Compliance with U.S. and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Moreover, complying with these various laws could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition and results of operations.
The collection and use of personal data in the European Union had previously been governed by the provisions of the EU Data Protection Directive, which EU member states were required to implement. While the Data Protection Directive did not apply to organizations based outside the European Union, the GDPR has expanded its reach to include any business, regardless of its location, that targets goods or services to residents in the European Union or that “monitors” their behavior in the European Union. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of patients residing in the European Union. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.
Since we are located in the European Union, we are subject to the GDPR. Additionally, as the GDPR applies extraterritorially, we are also subject to the GDPR even where our data processing activities occur outside of the European Union if such activities involve the personal data of individuals located in the European Union and the above-mentioned applicable law triggers apply. GDPR regulations have imposed additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects.
Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage, all of which may adversely affect our business. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with the GDPR and other international data protection regulations, especially with regard to clinical trial activities. For example, it is not clear if the authorities will conduct random audits of companies doing business in the European Union, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated, as enforcement practices vary from country to country. Enforcement uncertainty and the costs associated with ensuring GDPR compliance may be onerous and adversely affect our business, financial condition, results of operations and prospects. If we fail to comply with the GDPR and the applicable national data protection laws of the EU member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.
Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, as well as regulatory penalties. In many jurisdictions, there are legal requirements to provide notice of breaches to affected individuals and/or regulators in certain circumstances. Such a notice could harm our reputation and our ability to compete. Regulators may also have the discretion to impose penalties without attempting to resolve violations through informal means. Although we have implemented security measures to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business.
If we or our third-party suppliers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also may produce hazardous waste products. We generally anticipate contracting with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.
Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved.
Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.
If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.
Risks Related to Ownership of the ADSs
We have experienced and may continue to experience significant volatility in the market price of the ADSs representing our ordinary shares.
Biopharmaceutical companies that are developing potential therapeutics and vaccines to combat COVID-19, including BioNTech SE, have experienced significant volatility in the price of their securities upon publication of preclinical and clinical data as well as news about their development programs. For example, from the start of 2021 through September 30, 2022, the closing sales price of the ADSs representing our ordinary shares on the Nasdaq Global Select Market ranged from $85.73 to $447.23, with significant volatility occurring shortly after announcements related to regulatory and purchase announcements related to our COVID-19 vaccine and to other COVID-19 vaccines. Additionally, we have observed the trading price of the ADSs respond significantly to news and statements by us, government agencies, competing vaccine developers, financial analysts or others relating to other COVID-19 vaccines and COVID-19 therapeutics and the pandemic generally, even in cases in which we believe the news does not affect our business or vaccine specifically. Given the attention being paid to the COVID-19 pandemic and the public scrutiny of COVID-19 development and commercialization announcements, and given that our COVID-19 vaccine is currently among the primary vaccines being used worldwide any news regarding manufacturing, supply and distribution of our COVID-19 vaccine or unanticipated side effects of our COVID-19 vaccine, whether or not accurate, will attract significant attention and scrutiny and that, as a result, the price of the ADSs representing our ordinary shares likely will continue to be volatile.
If we engage in future acquisitions, joint ventures or collaborations, it may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.
We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition, joint venture or collaboration may entail numerous risks, including:
•increased operating expenses and cash requirements;
•the assumption of additional indebtedness or contingent liabilities;
•assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
•the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
•retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
•risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
•our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.
Moreover, we may not be able to locate suitable acquisition or collaboration opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.
Our Articles of Association designate specific courts in the United States as the exclusive forum for certain U.S. litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.
Our Articles of Association provide that the United States District Court for the Southern District of New York shall be the competent court of jurisdiction for the resolution of any litigation on the grounds of or in connection with U.S. federal or state capital market laws. In the absence of these provisions, under the Securities Act of 1933, as amended, or the Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Securities Exchange Act of 1934, as amended, which already provides that such federal district courts have exclusive jurisdictions over such suits.
The choice of forum provision contained in our Articles of Association may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our executive officers, directors, or other employees, or impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the state of New York, which may discourage such lawsuits. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other U.S. or German courts will enforce our choice of forum provision. The enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to us could find the choice of forum provision contained our Articles of Association to be inapplicable or unenforceable. If the relevant court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and operating results. The choice of forum provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The United States District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering a U.S.-based action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.
Holders of the ADSs may not be able to participate in any future preemptive subscription rights issues or elect to receive dividends in shares, which may cause additional dilution to their holdings.
Under German law, the existing shareholders of a company generally have a preemptive right in proportion to the amount of shares they hold in connection with any issuance of ordinary shares, convertible bonds, bonds with warrants, profit participation rights and participating bonds. However, our shareholders in a shareholders’ meeting may vote, by a majority representing at least three-quarters of the share capital represented at the meeting, to waive this preemptive right provided that, from the company’s perspective, there exists good and objective cause for such waiver.
The deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our future rights offerings and may experience dilution in their holdings. For example, ADS holders were unable to participate in our summer 2020 rights offering. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
The amount and frequency of our dividends and ADS repurchases may fluctuate.
The amount, timing and execution of our ADS repurchase program and the amount and timing of any dividends we pay may fluctuate based on our priorities for the use of cash for other purposes, and any ADS repurchases would be subject to the parameters contained in our repurchase plan. These purposes include operational spending, capital spending, acquisitions and repayment of debt. Additionally, we may choose to repurchase ADSs so that such ADSs may be used to settle outstanding and future equity awards granted to our employees. Changes in cash flows, tax laws and the price of the ADSs could also impact our ADS repurchase program. We are not obligated to repurchase any specific amount of ADSs, and the ADS repurchase program may be suspended or terminated at any time. Additionally, because we have entered into a Rule 10b5-1 trading plan governing the repurchases, we have no discretion over the particular sales made and are only able to set minimum price floors and maximum ADS count ceilings.
Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.
Our executive officers, directors, five percent shareholders, and their affiliates beneficially own a majority of our ordinary shares (including ordinary shares represented by ADSs) as of September 30, 2022, and will have the ability to influence us through their ownership positions. For example, these shareholders, acting together, may be able to exert significant influence over matters such as elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that shareholders may believe are in their best interest. Such insiders may also act in concert to waive rights to participate in rights offerings, as was done in our summer 2020 rights offering, which would have the effect of permitting the ADSs or shares underlying such waived rights to be offered to the public in an underwritten offering without contravening German law pricing requirements.
The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.
We have filed a registration statement on Form S-8 under the Securities Act, to register all ordinary shares issued or issuable under our equity plans. Such Form S-8 registration statements and any other registration statements on Form S-8 we file in the future become effective upon filing, upon which shares registered under such registration statements become available for sale in the open market.
Additionally, certain sales of ADSs or our ordinary shares that we have made included holding period restrictions or registration rights. Sales of ADSs or our ordinary shares as restrictions end or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the ADSs to fall and make it more difficult to sell the ADSs on favorable terms.

Disclaimer
Forward-Looking Statements
This quarterly report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: our expected revenues and net profit related to sales of our COVID-19 vaccine, referred to as COMIRNATY® where approved for use under full or conditional marketing authorization, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners; our pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the rate and degree of market acceptance of our COVID-19 vaccine and, if approved, our investigational medicines; the initiation, timing, progress, results, and cost of our research and development programs, including those relating to additional formulations of our COVID-19 vaccine, and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs; the timing of and our ability to obtain and maintain regulatory approval for our product candidates; the ability of our COVID-19 vaccine to prevent COVID-19 caused by emerging virus variants; our and our counterparties' ability to manage and source necessary energy resources; our ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines; the impact of the COVID-19 pandemic on our development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for personal injury or death arising from the use of our COVID-19 vaccine and other products and product candidates developed or manufactured by us; our ability to progress our Malaria, Tuberculosis and HIV programs, including timing for selecting clinical candidates for these programs and the commencement of a clinical trial, as well as any data readouts; the nature and duration of support from the World Health Organization, the European Commission and other organizations with establishing infrastructure; the development of sustainable vaccine production and supply solutions on the African continent, including our BioNTainers, and the nature and feasibility of these solutions; our estimates of research and development revenues, commercial revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, shares outstanding; our ability and that of our collaborators to commercialize and market our product candidates, if approved, including our COVID-19 vaccine; our ability to manage our development and expansion; regulatory developments in the United States and foreign countries; a potential approval to provide our COVID-19 vaccine to expatriates in China and/or to the broader population; our ability to effectively scale our production capabilities and manufacture our products, including our target COVID-19 vaccine production levels, and our product candidates; and other factors not known to us at this time. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this quarterly report are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in this quarterly report for the three and nine months ended September 30, 2022 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this quarterly report in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.